Exhibit 99.2

CRESCENT POINT ENERGY CORP.
INFORMATION CIRCULAR - PROXY STATEMENT
March 28, 2016

Annual and Special Meeting of Shareholders – May 13, 2016
YOUR VOTE IS IMPORTANT
Please take some time to read the enclosed information about the business of the meeting and to learn more about the Company.

ABOUT CRESCENT POINT ENERGY CORP.
Crescent Point is a premier upstream energy company focused on developing conventional and shale oil assets in western Canada, Utah and North Dakota. Our strategy is to maximize long-term Shareholder return through a combination of production, reserves and funds flow growth with dividend income.
CORPORATE STRATEGY
DEVELOP AND ENHANCE ASSETS - Increase recovery factors through step-out and infill drilling, waterflood optimization and improved technology. Maintain high netbacks with low operating, royalty and transportation costs.
ACQUIRE - Focus on high-quality, large resource-in-place pools with the potential for upside in production, reserves, technology and value.
MANAGE RISK - Maintain strong balance sheet, significant liquidity and no material near-term debt maturities and a 3½-year hedging program.
TRADING SYMBOLS:
TSX:	CPG
NYSE:	CPG

PROVEN TRACK RECORD OF DELIVERING RESULTS

MEETING DETAILS

WHAT:	Annual & Special Meeting

WHEN:	Friday, May 13, 2016 at 10:00 a.m. (Calgary time)

WHERE:	Hyatt Regency, Imperial Ballroom, 700 Centre Street South, Calgary, Alberta

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

TABLE OF CONTENTS
ABOUT CRESCENT POINT ENERGY CORP.	ii
PROVEN TRACK RECORD OF DELIVERING RESULTS	ii
MEETING DETAILS	ii
TABLE OF CONTENTS	iii
NOTICE OF ANNUAL AND SPECIAL MEETING TO BE HELD ON FRIDAY, MAY 13, 2016	iv
EXECUTIVE SUMMARY	v
MEETING AND VOTING INFORMATION	1
Solicitation of Proxies	1
Notice to Beneficial Holders of Common Shares	1
Notice to Holders of Common Shares in the United States	2
Revocability of Proxy	2
Persons Making the Solicitation	2
Notice-and-Access	2
Exercise of Discretion by Proxy	3
Voting Common Shares and Principal Holders Thereof	3
Quorum for the Meeting	4
Approval Requirements	4
Majority Voting Policy	4
Report on Voting Results	4
MATTERS TO BE ACTED UPON AT THE MEETING	5
1. Fixing Number of Directors	5
2. Election of Directors	5
3. Appointment of Auditors	5
4. Amendment to the Restricted Share Bonus Plan – Increase Common Share Reserve	6
5. Amendment to the Restricted Share Bonus Plan – Increase Grant Limits for Directors	8
6. Advisory Vote on Executive Compensation	9
DIRECTOR NOMINATIONS	10
COMPENSATION DISCUSSION AND ANALYSIS	23
LETTER TO SHAREHOLDERS	24
DESCRIPTION OF EXECUTIVE COMPENSATION	27
Executive Compensation Changes in 2014	27
Alignment of Business Strategy with Compensation Strategy	27
Compensation Philosophy and Objectives	28
Roles and Responsibilities of the Compensation Committee	29
Process for Reviewing Executive Annual Compensation	29
Role of Compensation Consultant	30
Competitive Market Analysis – Compensation and Performance Benchmarking	30
Fixed and Variable (Performance-based and at-risk) Compensation Components	33
Clawback (Recovery) Policy	42
Retirement Vesting Program	42
Pension Plans	42
Executive Common Share Ownership Requirements	43
Succession Planning for the CEO	43
Common Share Performance and Trends in Executive Compensation	44
2015 CEO Compensation Plan and Performance	46
EXECUTIVE COMPENSATION TABLES	50
Executive Compensation Table	50
Pay Mix	51
Incentive Plan Awards – Value Vested or Earned During the Year	52
Outstanding Share-based Awards and Option-based Awards	52
EXECUTIVE EMPLOYMENT CONTRACT	53
DESCRIPTION OF DIRECTOR COMPENSATION	54
Compensation Philosophy	54
Compensation Structure	54
Director Retirement Vesting Program	56
Director Ownership Requirements	56
Board Committees and Membership	56
DIRECTOR COMPENSATION TABLES	57
Director Compensation Table	57
Directors' and Officers' Liability Insurance	58
COMMON SHARES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	59
RESTRICTED SHARE BONUS PLAN	59
DEFERRED SHARE UNIT PLAN	62
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	63
Mandate of the Board	63
Composition of the Board	63
Board Diversity	64
Nominating Directors	65
Board Committees	66
Shareholder Engagement	69
Indebtedness of Directors, Executives and Others	70
Interest of Informed Persons in Material Transactions	70
Related Party Transactions	70
Other Matters	70
AUDITOR OF THE COMPANY	70
NON-GAAP FINANCIAL MEASURES AND OTHER INFORMATION	71
Forward-Looking Statements and Reserves Data	72
APPENDIX A	74
Statement of Corporate Governance Practices	74
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

NOTICE OF ANNUAL AND SPECIAL MEETING TO BE HELD ON FRIDAY, MAY 13, 2016
NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Common Shares") of Crescent Point Energy Corp. (the "Company") will be held on Friday, May 13, 2016 at 10:00 a.m. (Calgary time) at the Hyatt Regency, Imperial Ballroom, 700 Centre Street South, Calgary, Alberta, for the following purposes:
1.	to receive and consider the financial statements of the Company for the year ended December 31, 2015, together with the auditor's report thereon;
2.	to fix the number of directors of the Company to be elected at nine;
3.	to elect directors of the Company for the ensuing year or until their successors are duly elected or appointed;
4.	to appoint the auditors for the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration as such;
5.	to approve an amendment to the Company's Restricted Share Bonus Plan (the "RSBP") increasing the number of Common Shares to be reserved for issuance under the RSBP by 9,500,000;
6.	to approve an amendment to the Company's RSBP to increase the Restricted Share grant value limit per non-employee director to $150,000 from $100,000 per year;
7.	to approve an advisory resolution to accept the Company's approach to executive compensation; and
8.	to transact such other business as may properly be brought before the Meeting or any adjournment(s) thereof.
The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice. The financial statements of the Company for the year ended December 31, 2015, including the auditor's report thereon, have been previously mailed to Shareholders and are available on www.SEDAR.com.
Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the Company c/o Computershare Trust Company of Canada, 8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.
Only Shareholders of record at the close of business on March 28, 2016 will be entitled to vote at the Meeting. No person acquiring Common Shares after such date is entitled to vote at the Meeting or any adjournment thereof.
DATED March 28, 2016.
BY ORDER OF THE BOARD OF DIRECTORS

"Scott Saxberg"
Scott Saxberg
Director, President and Chief Executive Officer

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

EXECUTIVE SUMMARY
MATTERS TO BE VOTED ON
Shareholder Voting Summary	Board Vote Recommendation	For More Information See Pages:
Fixing Number of Directors	FOR	5
Election of Directors	FOR each nominee	5
Appointment of Auditors	FOR	5
Amendment to the Restricted Share Bonus Plan – Increase Common Share Reserve	FOR	6
Amendment to the Restricted Share Bonus Plan – Increase Grant Limits for Directors	FOR	8
Advisory Vote on Executive Compensation	FOR	9

DIRECTOR NOMINEES
Name	Age	Director Since	Position	Independent	Committee Membership	2015 Meeting Attendance	Other Public Boards
R. Amirault	55	2014	President & CEO, Secure Energy Services Inc.	YES	Compensation EH&S	95.45%	1
P. Bannister	58	2003	Independent Businessman	YES	Audit Reserves	100%	1
L. Cillis	57	2014	Independent Businesswoman	YES	Audit Compensation EH&S	100%	1
D. H. Gillard	67	2003	Independent Businessman	YES	Audit Compensation Governance	100%	-
R. Heinemann	62	2014	Independent Businessman	YES	Compensation Governance EH&S Reserves	100%	1
B. Munroe	52	2016	Senior Vice President, General Counsel and Corporate Secretary, WestJet Airlines	YES	Governance	n/a	-
G. Romanzin	57	2004	Independent Businessman	YES	Audit Reserves	100%	3
S. Saxberg	47	2003	President & CEO, Crescent Point Energy Corp.	NO	EH&S	93.75%	-
G. Turnbull	61	2001	Partner, McCarthy Tétrault LLP	YES	Governance Reserves	100%	3

Rationale for Amendment to Restricted Share Bonus Plan ("RSBP"): Increase Common Share Reserve
We are recommending that you vote FOR the amendment to our RSBP to increase the maximum number of Common Shares reserved and available for issuance under the plan by 9,500,000 Common Shares.  Crescent Point is requesting approval for this amendment because the RSBP limits the number of restricted shares ("Restricted Shares") that can be granted pursuant to the RSBP and Shareholder approval is required for any amendment thereto.  Restricted Share grants are an integral component of the Company's base compensation to all employees and a key part of our short and long-term incentive pay.  A significant portion of Crescent Point employees' compensation in 2015 was paid in the form of Restricted Shares, which vest for terms up to three years, establishing strong employee retention and greater direct alignment with Crescent Point's corporate goals and Shareholder objectives.  Given that Restricted Shares are fundamental to our compensation plan, we wish to increase the Restricted Share reserve by 9,500,000.  We anticipate that this increase, if approved, will last the Company through 2018.  This amendment has been conditionally approved by the Toronto Stock Exchange (the "TSX").

Rationale for Amendment to the RSBP – Increase Grant Limits for Directors
We are recommending that you vote FOR the amendment to our RSBP to increase the limits of the equity award value of any grants of Restricted Shares from the current $100,000 per year per non-employee director to $150,000.  The change, which falls within the policy limits of Institutional Shareholder Services, will provide directors with additional flexibility when allocating their equity compensation between Restricted Shares and Deferred Share Units.  This does not represent an increase in compensation, and in fact, share-based compensation for directors will be reduced by 15% in 2016.  This amendment has been conditionally approved by the TSX.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement
v

DISCIPLINED APPROACH TO EXECUTIVE COMPENSATION
•	Philosophy: compensation must be transparent, accountable and provide strong alignment with Shareholders
•	Compensation plan was revised in 2014 following Shareholder engagement; changes included implementation of Long Term Incentive Plan award featuring:
o	75% based on Crescent Point's 3-year Total Shareholder Return ("TSR") against relevant industry peers
o	25% based on Crescent Point's 3-year production per share growth + dividend yield to reflect execution of the business strategy
•	Changes to CEO compensation included capped award values for each component, including all share-based incentive awards, balanced by an increase in base compensation
•	Success on a relative TSR basis is reflected in compensation while good decisions regarding business strategy, portfolio optimization, risk management and capital allocation are rewarded
•	Incentive pay based on past performance à Transparency
•	Targets, metrics and achievements are disclosed à Accountability
•	Direct link between pay and performance, with emphasis on share-based compensation à Strong Shareholder alignment

CRESCENT POINT CORPORATE ACHIEVEMENTS IN 2015
✓	Reached record production levels: 176,108 boe/d in Q4 and 163,631 boe/d for the year
✓	Increased production per share by 2%
✓	Replaced 315% of production and increased Proved plus Probable ("2P") reserves by 16%
✓	Organically added ~4.5 mmboe of 2P waterflood reserve additions in Viewfield and Shaunavon
✓
Targeted five unique zones in the Uinta Basin through horizontal drilling with encouraging results, highlighting the potential for future horizontal development in this large oil-in-place resource play

✓	Expanded the economic boundaries of Flat Lake by drilling successful step-out wells, which de-risked over 40 net new drilling locations and identified a new shallower zone for future development
✓	Continued to successfully lower corporate decline rate to an estimated 28% in 2016, a relative reduction of 20% since 2011
✓	Achieved 2015 2P Finding and Development ("F&D") costs of only $9.83 / boe including changes in Future Development Capital
✓	Reduced cost structure and decreased capital costs by approximately 30% on average
✓	Continue to generate top quartile netbacks in North America
✓	Maintained strong balance sheet with net debt to funds flow of 2.2 times, and $1.4 billion of unutilized credit capacity
✓	Managed risk with 3½-year hedging program that provided significant funds flow support through 2015

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

MEETING AND VOTING INFORMATION
Solicitation of Proxies
This Information Circular - Proxy Statement (the "Information Circular") is furnished in connection with the solicitation of proxies by management of Crescent Point Energy Corp., for use at the annual and special meeting and at any adjournment thereof (the "Meeting") of the holders (the "Shareholders") of common shares ("Common Shares") of Crescent Point to be held on Friday, May 13, 2016 at 10:00 a.m. (Calgary time) at the Hyatt Regency, Imperial Ballroom, 700 Centre Street South, Calgary, Alberta for the purposes set forth in the Notice of Annual and Special Meeting included at page iv hereof.  All references to "Crescent Point" or the "Company" in this Information Circular mean Crescent Point Energy Corp. and, where applicable, its subsidiaries and other entities controlled, directly or indirectly, by Crescent Point Energy Corp.
Holders of Common Shares are entitled to vote at meetings of Shareholders. Each Common Share outstanding on the Record Date (as defined below) is entitled to one vote.
Instruments of Proxy must be received by Computershare Trust Company of Canada, 8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.  The directors of Crescent Point (the "Board") have fixed the record date for the Meeting as the close of business on March 28, 2016 (the "Record Date").  Only Shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote the Common Shares included on the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date, even if the Shareholder has since that time disposed of his or her Common Shares.  Shareholders who became a Shareholder after the Record Date shall not be entitled to vote at the Meeting.
The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.
The persons named in the enclosed form of proxy are directors or officers of Crescent Point. Each Shareholder has the right to appoint a proxyholder other than the persons designated in the form of proxy, who need not be a Shareholder, to attend and to act for and on behalf of the Shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.
Notice to Beneficial Holders of Common Shares
The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Crescent Point as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of Crescent Point. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms) ("CDS"). The majority of Common Shares held in the United States of America ("U.S.") are registered in the name of Cede & Co. (the nominee for The Depository Trust Company, which is the U.S. equivalent of CDS). Common Shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients. Crescent Point does not know for whose benefit the Common Shares registered in the name of CDS and Cede & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by his or her broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients in the U.S. and Canada to Broadridge Investor Communication Solutions, Canada ("Broadridge"). Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to Broadridge or vote online. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.
Notice to Holders of Common Shares in the United States
The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" as defined in Rule 3b-4 under the U.S. Exchange Act.  Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.
It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located outside the U.S., and some or all of its officers and directors are residents of a country other than the U.S. You may not be able to sue or effect service of process upon a non-U.S. entity or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel a non-U.S. entity and its affiliates to subject themselves to a U.S. court's judgment or to enforce a judgment obtained from a U.S. court against the issuer.
All references to "$" or "dollars" herein are to lawful currency of Canada unless otherwise stated.
Revocability of Proxy
A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a Shareholder who has given a proxy attends in person at the Meeting at which such proxy is to be voted, such Shareholder may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Shareholder (or his or her attorney authorized in writing) or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of Crescent Point at any time up to and including the last business day preceding the day of the Meeting, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, and upon either of such deposits, the proxy is revoked.
Persons Making the Solicitation
The solicitation is made on behalf of management of Crescent Point. The costs incurred in the preparation and mailing of this Information Circular and related materials will be borne by Crescent Point. In addition to solicitation by mail, proxies may be solicited by personal meetings, telephone or other means of communication and by directors, officers and employees of Crescent Point, who will not be specifically remunerated therefor.
Notice-and-Access
We have elected to use the "notice-and-access" provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Notice-and-Access Provisions") for the Meeting in respect of mailings to Beneficial Shareholders of Common Shares but not in respect of mailings to registered holders of our Common Shares (ie, a Shareholder whose name appears on our records as a holder of Common Shares).  The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to Shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its Shareholders and related materials online.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

More specifically, we have elected to use procedures known as 'stratification' in relation to our use of the Notice-and-Access Provisions.  As a result, registered holders of our Common Shares will receive a paper copy of the Notice of Annual and Special Meeting, this Information Circular and a form of proxy, whereas Beneficial Shareholders will receive a notice containing information prescribed by the Notice-and-Access Provisions and a voting instruction form.  In addition, a paper copy of the Notice of Annual and Special Meeting, this Information Circular, and a voting direction will be mailed to those shareholders who do not hold their Common Shares in their own name but who have previously requested to receive paper copies of these materials.  Furthermore, a paper copy of the financial information in respect of our most recently completed financial year was mailed to those registered and beneficial holders of our Common Shares who previously requested to receive such information.
We will be delivering proxy-related materials to non-objecting beneficial owners of our Common Shares directly with the assistance of Broadridge.  We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our Common Shares.
Exercise of Discretion by Proxy
The Common Shares represented by proxy in favour of management nominees shall be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted on any ballot in accordance with the specification so made.  In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon.  The persons appointed under the form of proxy (the "Instrument of Proxy") furnished by Crescent Point are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and the Notice of Annual and Special Meeting.  At the time of printing this Information Circular, management of Crescent Point knows of no such amendment, variation or other matter.  If you appoint Crescent Point proxyholders to act and vote on your behalf as provided in the accompanying Instrument of Proxy and you do not provide instructions concerning a matter identified in the Notice of Meeting, the Common Shares represented by such Instrument of Proxy will be voted as follows:
•	FOR fixing the number of directors at nine;
•	FOR the election of the persons nominated to serve as directors;
•	FOR the appointment of PricewaterhouseCoopers LLP as auditors;
•	FOR the amendment to the RSBP increasing the number of Common Shares to be reserved for issuance under the RSBP by 9,500,000;
•	FOR the amendment to the RSBP to increase the Restricted Share grant value limit per non-employee director to $150,000 from $100,000 per year; and
•	FOR the advisory resolution to accept the Company's approach to executive compensation.
Voting Common Shares and Principal Holders Thereof
On July 2, 2009, the Company completed a plan of arrangement (the "Conversion Arrangement") under the Business Corporations Act (Alberta) with Crescent Point Energy Trust (the "Trust") pursuant to which the holders of trust units of the Trust (the "Trust Units") exchanged their Trust Units for Common Shares on a one-for-one basis.  On July 2, 2009, in connection with the Conversion Arrangement, the Company filed Articles of Amendment to give effect to a consolidation of the Common Shares and subsequent Articles of Amendment to change its name to "Crescent Point Energy Corp."  On January 1, 2011, the Company amalgamated with its wholly-owned subsidiaries Ryland Oil ULC, Darian Resources Ltd. and Shelter Bay Energy ULC.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Crescent Point is authorized to issue an unlimited number of Common Shares. As at March 28, 2016, 505,815,262 Common Shares were issued and outstanding. At the Meeting, upon a vote by way of a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a vote conducted by ballot, every Shareholder present in person or by proxy has one vote for each Common Share of which such Shareholder is the registered holder.  All votes on special resolutions are by a ballot and, therefore, no demand for a ballot is necessary.
When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by the Company is entitled to cast such vote.
To the best of the knowledge of the Board, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares that may be voted at the Meeting.
The Common Shares of Crescent Point that were owned, directly or indirectly, by all directors and officers as a group as at March 10, 2016 was 3,190,769 Common Shares, or 0.6% of the outstanding Common Shares, having a market value of approximately $55.0 million.
Quorum for the Meeting
At the Meeting, a quorum shall be two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled representing not less than 25% of the total number of issued and outstanding Common Shares. If a quorum is present at the opening of the Meeting, the Shareholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present or represented may adjourn the Meeting to a fixed time and place but may not transact any other business.
Approval Requirements
All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.
Majority Voting Policy
The Board has adopted a "majority voting" policy stipulating that if the votes in favour of the election of a director nominee at a meeting of Shareholders represent less than a majority of the Common Shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Board's consideration.  The Board will review the voting result and the Board's decision to accept or reject the resignation will be disclosed to the public. The policy does not apply in circumstances involving contested director elections.  The policy meets the requirements of the TSX.
Report on Voting Results
Crescent Point will publicly disclose the results, including voting percentages, of all votes held at the Meeting.
In addition, the voting results for the election of the directors of the Company at its 2015 annual Shareholder meeting are disclosed with the director biographies below.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

MATTERS TO BE ACTED UPON AT THE MEETING
1. Fixing Number of Directors
We propose that the number of directors of Crescent Point to be elected to hold office until the next annual meeting or until their successors are elected or appointed, subject to the Articles and By-Laws of Crescent Point, be set at nine. There are presently nine directors of Crescent Point, each of whom will stand for election to office at the Meeting.
Management of Crescent Point recommends that Shareholders vote FOR fixing the number of directors to be elected at nine.
Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the Common Shares represented thereby FOR setting the number of directors to be elected at the Meeting at nine.
2. Election of Directors
The Articles of Crescent Point presently provide for a minimum of one director and a maximum of eleven directors. There are currently nine directors.  Shareholders are entitled to elect members to the Board by a vote of Shareholders at a meeting of Shareholders.
The nine nominees proposed for election as directors of Crescent Point are as follows:
Rene Amirault
Peter Bannister
Laura A. Cillis
D. Hugh Gillard
Robert F. Heinemann
Barbara Munroe
Gerald A. Romanzin
Scott Saxberg
Gregory G. Turnbull, QC
Voting for the election of directors will be conducted on an individual, not a slate, basis.
Management of Crescent Point recommends that Shareholders vote FOR the election of each of the foregoing nominees as directors.
Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the Common Shares represented thereby FOR the election of each of these nominees unless the Shareholder specifies authority to do so is withheld.
3. Appointment of Auditors
Shareholders will be asked to pass an ordinary resolution to re-appoint PricewaterhouseCoopers LLP as auditors of Crescent Point, to hold office until the next annual meeting of Shareholders at a remuneration to be determined by the Board. PricewaterhouseCoopers LLP have acted as the auditors of Crescent Point and Crescent Point Energy Trust since September 2003.
Management of Crescent Point recommends that Shareholders vote FOR the appointment of PricewaterhouseCoopers LLP as the auditors of Crescent Point.
Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of Crescent Point.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

4.	Amendment to the Restricted Share Bonus Plan – Increase Common Share Reserve
Crescent Point's RSBP was initially approved as part of the Conversion Arrangement, which occurred on July 2, 2009 and amendments to the RSBP were approved at the annual Shareholder meetings in 2012 and 2014. The rules of the TSX relating to restricted share plans require that the Company seek Shareholder approval to increase the number of Common Shares to be reserved for issuance under the RSBP. The Board is requesting Shareholder approval to amend the RSBP to increase the maximum number of Common Shares available for issuance from treasury thereunder by 9,500,000 Common Shares ("RSBP Reserve Amendment").
As of March 28, 2016, 5,434,454 Restricted Shares were issued and outstanding. From the completion of the Conversion Arrangement to March 28, 2016, 12,557,160 Common Shares have been issued from treasury in association with redemptions of Restricted Shares. A tabular summary of the Common Shares issued from treasury pursuant to the RSBP at March 28, 2016, is as follows:
Common Shares (and Trust Units, prior to completion of the Conversion Arrangement) reserved for issuance from treasury	22,000,000
LESS: Total Trust Units issued from treasury upon redemption prior to completion of the Conversion Arrangement	940,707
LESS: Total Common Shares issued from treasury upon redemption since completion of the Conversion Arrangement	12,557,160
Balance of Common Shares reserved for issuance from treasury as of March 28, 2016	8,502,133
LESS: Restricted Shares outstanding as of March 28, 2016	5,434,454
Balance of Restricted Shares available for grant as of March 28, 2016	3,067,679
PLUS: Requested increase in Common Shares reserved for issuance from treasury under the RSBP	9,500,000
Balance of Restricted Shares available for grant as of March 28, 2016, including the requested reserve increase	12,567,679

The Board considers it advisable that an additional 9,500,000 Common Shares be reserved for issuance from treasury under the RSBP. Even though the Company is not required to satisfy exercised Restricted Shares through the issuance of Common Shares, the RSBP limits the number of Restricted Shares that can be granted by referencing the Common Shares that could be issued upon exercise.
Reasons for Shareholders to Support the RSBP Reserve Amendment
Grants of Restricted Shares under the RSBP form an integral component of the Company's base compensation for all employees and also form a key part of our short and long-term incentive compensation.  A significant portion of Crescent Point employees' compensation in 2015 was in the form of Restricted Shares.  Given that Restricted Shares vest for terms up to 3 years, we believe that this form of compensation establishes strong employee retention and creates direct alignment with Crescent Point's corporate goals and the objectives of our Shareholders.  See "Compensation Discussion and Analysis" for further details.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

This amendment to the RSBP is important as it will provide Crescent Point with the flexibility needed to continue to offer compensation in the form of Restricted Shares, thereby achieving Shareholder alignment and lowering general and administrative ("G&A") costs.  Given that Restricted Share grants are fundamental to the Company's compensation plan, the Company wishes to increase the Restricted Share reserve by 9,500,000.  We anticipate that this increase, if approved, will last the Company through 2018.
The Company had 5,434,454 Restricted Shares issued and outstanding as at March 28, 2016, representing 1.1% of the then issued and outstanding Common Shares.
If the proposed RSBP Reserve Amendment is approved by the Shareholders, the Company, at the Board's election, will have the ability to issue from treasury up to an additional 9,500,000 Common Shares in association with the redemption of Restricted Shares, representing approximately 1.9% of the Common Shares issued and outstanding as at March 28, 2016.  Since inception, the total number of Common Shares reserved for issuance under the RSBP, including the proposed amendment, is 31,500,000 Common Shares or approximately 6.2% of issued and outstanding Common Shares as at March 28, 2016.
TSX Approval of the RSBP Reserve Amendment
The TSX has conditionally approved the proposed RSBP Reserve Amendment, subject to Shareholder approval.
Form of Resolution Approving the RSBP Reserve Amendment
Shareholders will be asked at the Meeting to consider and, if thought appropriate, approve the following resolution:
"BE IT RESOLVED THAT:
1.	The proposed amendment (the "RSBP Reserve Amendment") to the Company's RSBP to increase the maximum number of Common Shares of the Company issuable from treasury thereunder by 9,500,000 Common Shares, such that the number of Common Shares issuable from treasury under the RSBP shall not exceed 31,500,000, as more particularly described in the Information Circular of the Company dated March 28, 2016, be and the same is hereby authorized and approved.
2.	Any director or officer of the Company be and is hereby authorized and directed to make such other consequential amendments to the RSBP as may be required to give full effect to the RSBP Reserve Amendment.
3.	Any director or officer of the Company be and is hereby authorized and directed to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution."
The foregoing amendment to the RSBP is subject to Shareholder approval.
In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting.
Management of Crescent Point recommends that Shareholders vote FOR the RSBP Reserve Amendment.
Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the Common Shares represented thereby FOR the resolution as set out above.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

5.	Amendment to the Restricted Share Bonus Plan – Increase Grant Limits for Directors
Our non-employee directors are compensated through a combination of cash, Restricted Shares and Deferred Share Units ("DSUs").  Crescent Point's RSBP currently limits the equity award value of any grants of Restricted Shares (together with any other compensation or incentive mechanism of Crescent Point involving the issuance or potential issuance of Common Shares) to not more than $100,000 per year per non-employee director.  Shareholders are asked to approve an amendment to the RSBP to increase this limit to an amount not to exceed $150,000 per year per non-employee director ("RSBP Director Grant Amendment").  This increase does not impact total compensation because any election by a non-employee director to receive a portion of his or her compensation in Restricted Shares will result in an equivalent reduction in the DSU award made to such director.  It also falls within the policy limits of Institutional Shareholder Services and will provide the Board with additional flexibility when allocating overall Board compensation levels as between cash, Restricted Shares and DSUs.  Furthermore, share-based compensation for directors will be reduced by 15% in 2016.
TSX Approval of the RSBP Director Grant Amendment
The TSX has conditionally approved the proposed RSBP Director Grant Amendment, subject to Shareholder approval.
Form of Resolution Approving the RSBP Director Grant Amendment
Shareholders will be asked at the Meeting to consider and, if thought appropriate, approve the following resolution:
"BE IT RESOLVED THAT:
1.	The proposed amendment (the "RSBP Director Grant Amendment") to the Company's RSBP relating to the equity award value of any grants of Restricted Shares not exceeding $150,000 per year (together with the equity award value of all other rights granted under any share compensation arrangement of Crescent Point) per non-employee director, as more particularly described in the Information Circular of the Company dated March 28, 2016, be and the same is hereby authorized and approved.
2.	Any director or officer of the Company be and is hereby authorized and directed to make such other consequential amendments to the RSBP as may be required to give full effect to the RSBP Director Grant Amendment.
3.	Any director or officer of the Company be and is hereby authorized and directed to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution."
The foregoing RSBP Director Grant Amendment is subject to the approval of the Company's Shareholders.
In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting.
Management of Crescent Point recommends that Shareholders vote FOR the RSBP Director Grant Amendment.
Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the Common Shares represented thereby FOR the resolution as set out above.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

6.  Advisory Vote on Executive Compensation
This is Crescent Point's fourth year of offering our Shareholders the opportunity to cast a non-binding "Say-on-Pay" ("SOP") advisory vote on our executive compensation.  The Board believes that Shareholders should have the opportunity to fully understand the philosophy and objectives that guide the executive compensation-related decisions made by the compensation committee of the Board (the "Compensation Committee") and the Board.  The Board believes it is appropriate to hold a non-binding advisory vote on the approach to executive compensation with the intention that this Shareholder advisory vote will form an integral part of the Board's Shareholder engagement process around executive compensation.
In 2015, approximately 97% of the votes cast on the SOP vote were in favour of the Company's approach to executive compensation, which approach had undergone significant design changes for the 2014 fiscal year, in part as a result of feedback received in respect of our prior approach to executive compensation.  Based on Shareholder feedback and a review of the plan, the Board concluded that it was appropriate to maintain the executive compensation plan that was adopted in 2014 for the 2015 fiscal year.
Reasons for Shareholders to Support our Executive Compensation Approach
(i)	Disciplined CEO compensation structure that incorporates transparency, accountability and strong Shareholder alignment
The changes to the CEO's compensation plan structure in 2014 were significant in that his total compensation plan now has a maximum payout.  While his base pay is relatively higher, it is offset with capped upside on incentive compensation.  The CEO's pay mix is heavily weighted to performance-based and at-risk pay, both at the time of award and the time of payout, with the majority of his pay being in the form of Restricted Shares.  Crescent Point's incentive pay awards are performance-granted, meaning awards are granted based on the levels of actual goals achieved over the past one to three years.  Furthermore, the majority of his long-term incentive pay is based on 3-year relative TSR performance under our Long Term Incentive Plan ("LTIP").
(ii) The LTIP aligns with Shareholder interests over the long term
The benefits of the LTIP are:
•
Is available to all employees, not just management
We believe all of our employees should participate in the same compensation components, including the LTIP, as it helps align our motivations and efforts towards the same goals.

•
Is significantly weighted to benchmarking our performance relative to peers
Seventy-five percent of our LTIP performance metrics are weighted to relative shareholder returns, benchmarking our TSR performance against many direct peers in the industry. The remaining 25% is weighted to production per share growth plus dividend yield. Both metrics are good indicators of corporate performance and execution of our business strategy.

•	Measures performance over 3 years Our LTIP metrics, being relative TSR and production per share growth plus dividend yield, are measured over a 3 year period.
•
Provides transparency of  relationship between metric achievement and LTIP award
A key and unique feature of Crescent Point's LTIP is that the performance metrics are measured over the past 3 year period. An LTIP award is granted after the actual (not target) metric achievement is determined; the LTIP award is then granted in Restricted Shares, and once granted, there is no future change to the number of Restricted Shares granted in respect of that award. The value of the 2015 LTIP award is included, in full, in the Executive Compensation Table contained herein, providing Shareholders full transparency of executive compensation awards.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

•
Paid in Restricted Shares
Restricted Shares, we believe, are a form of compensation that strongly aligns our employees with Shareholder interests as their value is based on the underlying Common Share price and provides a means to lower G&A costs.

•
Restricted Shares have a long vest period of 3 years
The Restricted Shares granted for LTIP awards are performance-granted, and then are time-vested over the next 3 years, resulting in a performance-delivered award combined with an element of enhanced employee retention. The combined measurement and vest period, which spans 6 years, results in employees having an inherent motivation to deliver sustained strong performance over a long period of time, which aligns with Shareholder interests.

As the vote will be an advisory vote, the results will not be binding on the Board. The Board, and specifically the Compensation Committee, will not be obligated to take any compensation actions or make any adjustments to executive compensation plans as a result of the vote; however, we place a great deal of importance on the views of our Shareholders.  Crescent Point will disclose the results of the Shareholder advisory vote as a part of its report on voting results for the Meeting.
The text of the advisory vote on executive pay resolution to be submitted to Shareholders at the Meeting is set forth below:
"BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Company's Board, the Shareholders accept the Company's approach to executive compensation disclosed in the Information Circular of the Company dated March 28, 2016."
Management recommends that Shareholders vote FOR the resolution.
Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the Common Shares represented thereby FOR the resolution as set out above.
DIRECTOR NOMINATIONS
The name, residence and age of each of the nine persons nominated for election as directors of Crescent Point, the number of Common Shares of Crescent Point beneficially owned, directly or indirectly, or over which each exercises control or direction (as at March 10, 2016), the committee positions presently held by each nominated director, the period served as a director of Crescent Point and its predecessor companies, the voting results of the 2015 annual Shareholder meeting and the principal occupation of each nominated director are as follows:

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement
RENE AMIRAULT
Independent Director
Mr. Amirault was appointed as the President and Chief Executive Officer of Secure Energy Services Inc. in March 2007 and was elected a director and appointed as Chair of the Board on June 1, 2007.  From January 2006 to March 2007 he was an independent businessman.   Mr. Amirault held various roles at Tervita Corporation from August 1994 to January 2006, including Vice President roles in Sales and Marketing, Business Development and Corporate Development.  Mr. Amirault held various positions with Imperial Oil Ltd. from 1981 to 1994.  Mr. Amirault received a Certified General Accountant designation in June 1985.  Mr. Amirault has been on the Board since 2014.

Calgary, Alberta, Canada
Age: 55
Director Since: 2014

Board and Board Committees	Meeting Attendance	Compensation Earned	Total Compensation
Board of Directors	11/12	2015	$299,959
Compensation	6/6	2014	$281,988
Environmental, Health and Safety (Chair)	4/4	2013	n/a
Overall Attendance	95.45%	Securities Held as at March 10, 2016(1)
Voting Results of 2015 Annual Meeting	Percentage	Common Shares	12,270
Votes For:	99.57%	Restricted Shares	-
Votes Withheld:	0.43%	Deferred Share Units	19,128
		Total Securities Held	31,398
		Market Value of Securities Held(2)	$540,988
		Meets Ownership Requirement(3)	Yes
		Value of Common Shares plus DSUs as a Multiple of Ownership Requirement	1
Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
Secure Energy Services Inc.	Current	Chair

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

PETER BANNISTER
Independent Director
Peter Bannister is Chair of Crescent Point's Board and is president of Destiny Energy Inc., a private oil and gas company. He has been on the Board and on the board of Crescent Point's predecessor since 2003. Mr. Bannister has worked in the oil and gas industry since 1982, having held a variety of senior executive roles with companies such as Mission Oil and Gas Inc., StarPoint Energy Inc., Impact Energy Inc., Startech Energy Ltd., Boomerang Resources Ltd., Laurasia Resources Ltd. and Sproule Associates Ltd.

Mr. Bannister is a member of the Association of Professional Engineers and Geoscientists of Alberta ("APEGA") and serves on the board of directors of Cequence Energy Ltd. Formerly, he was a director of New Star Energy Ltd., Surge Energy Inc., Shelter Bay Energy Inc., Mission Oil and Gas Inc., Breaker Energy Ltd., Impact Energy Inc., Boomerang Resources Ltd. and Laurasia Resources Ltd. Mr. Bannister holds a Bachelor of Science degree in geology with a minor in economics.

Calgary, Alberta, Canada
Age: 58
Director Since: 2003

Board and Board Committees	Meeting Attendance	Compensation Earned	Total Compensation
Board of Directors (Chair)	12/12	2015	$419,360
Audit	4/4	2014	$422,759
Reserves (Chair)	2/2	2013	$411,216
Special	3/3	Securities Held as at March 10, 2016(1)
Overall Attendance	100%	Common Shares	563,751
Voting Results of 2015 Annual Meeting	Percentage	Restricted Shares	7,628
Votes For:	99.69%	Deferred Share Units	34,832
Votes Withheld:	0.31%	Total Securities Held	606,211
		Market Value of Securities Held(2)	$10,445,016
		Meets Ownership Requirement(3)	Yes
		Value of Common Shares plus DSUs as a Multiple of Ownership Requirement	10

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
Cequence Energy Ltd.	Current	Reserves Committee
Surge Energy Inc.	Past	Reserves Committee (Chair) Audit Committee

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

LAURA A. CILLIS
Independent Director
Laura A. Cillis is an oil and gas executive with more than 25 years of financial experience in the oilfield services industry. Ms. Cillis joined the Board in November 2014. Most recently, she held the role of Senior Vice President, Finance and Chief Financial Officer of Calfrac Well Services Ltd. from 2008 until 2013, and Chief Financial Officer of Canadian Energy Services L.P. from 2006 to 2008. Prior thereto, she held various positions at Precision Drilling Corporation and Schlumberger Canada. Ms. Cillis has been on the Board since 2014.

Ms. Cillis is also a director of Solium Capital Inc. She is a Chartered Accountant who holds the ICD.D designation granted by the Institute of Corporate Directors and a Bachelor of Commerce degree in accounting from the University of Alberta.

Calgary, Alberta, Canada
Age: 57
Director Since: 2014

Board and Board Committees	Meeting Attendance	Compensation Earned	Total Compensation
Board of Directors	12/12	2015	$300,522
Audit	4/4	2014	$87,993
Compensation	4/4	2013	n/a
Environmental, Health & Safety	2/2	Securities Held as at March 10, 2016(1)
Overall Attendance	100%	Common Shares	8,247
Voting Results of 2015 Annual Meeting	Percentage	Restricted Shares	7,168
Votes For:	99.86%	Deferred Share Units	7,484
Votes Withheld:	0.14%	Total Securities Held	22,899
		Market Value of Securities Held(2)	$394,550
		Meets Ownership Requirement(3)	Yes
		Value of Common Shares plus DSUs as a Multiple of Ownership Requirement(3)	-

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
Solium Capital Inc.	Current	Audit Committee Governance & Human Resources Committee

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

D. HUGH GILLARD
Independent Director
D. Hugh Gillard is the principal of Saddleback Resources Ltd., a private company involved in equity investments and advisory roles in the energy sector. He has worked in the oil and gas industry since 1972, having led companies such as Kelso Energy Inc., PrimeWest Energy Trust and CanWest Gas Marketing Inc. He has also held a number of senior roles with companies such as Ashland Oil Canada, Dome Petroleum Ltd. and Amoco Canada Resources Ltd. Mr. Gillard has been on the Board and on the board of Crescent Point's predecessor since 2003.

Mr. Gillard has served as director of the board of Petrowest Energy Services Trust (chair), of Creststreet Power Income Fund and of Point North Energy Ltd. He is a past member of the Management Advisory Council for the University of Calgary, past chair of the board of Hospice Calgary and is past chair of the Calgary Zoological Society. He holds a Bachelor of Commerce degree from the University of Calgary and is a graduate of the Stanford Business School Executive Program.

Calgary, Alberta, Canada
Age: 67
Director Since: 2003

Board and Board Committees	Meeting Attendance	Compensation Earned	Total Compensation
Board of Directors	12/12	2015	$311,698
Audit	4/4	2014	$315,288
Compensation	6/6	2013	$302,969
Corporate Governance & Nominating	7/7	Securities Held as at March 10, 2016(1)
Overall Attendance	100%	Common Shares	42,447
Voting Results of 2015 Annual Meeting	Percentage	Restricted Shares	7,629
Votes For:	99.7%	Deferred Share Units	26,019
Votes Withheld:	0.30%	Total Securities Held	76,095
		Market Value of Securities Held(2)	$1,311,117
		Meets Ownership Requirement(3)	Yes
		Value of Common Shares plus DSUs as a Multiple of Ownership Requirement	3

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
None	-	-

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

ROBERT F. HEINEMANN
Independent Director
Robert Heinemann is an oil and gas executive with more than 30 years of experience. Most recently, he served as President, Chief Executive Officer and director of Berry Petroleum Company ("Berry"), where he developed and executed that company's growth and capital allocation strategies. He served as a director of Berry from 2002 until 2013, and as President and Chief Executive Officer from 2004 through 2013.  Previously, Mr. Heinemann worked for Halliburton Company and Mobil Corporation in a number of operational, technology, management and executive roles of increasing responsibility.  Mr. Heinemann has been on the Board since 2014.

Mr. Heinemann serves on the board of directors of QEP Resources, Inc. and Yates Petroleum Corp. and he is the chair of the board of Great Western Oil and Gas Company, LLC.  He is a member of the Society of Petroleum Engineers.  He holds a Bachelor of Engineering and a PhD in chemical engineering from Vanderbilt University.

Plano, Texas, U.S.
Age: 62
Director Since: 2014

Board and Board Committees	Meeting Attendance	Compensation Earned	Total Compensation
Board of Directors	12/12	2015	$318,366
Compensation (Chair)	6/6	2014	$286,538
Reserves	2/2	2013	n/a
Environmental, Health & Safety	4/4	Securities Held as at March 10, 2016(1)
Corporate Governance & Nominating	7/7	Common Shares	7,464
Special	3/3	Restricted Shares	6,733
Overall Attendance	100%	Deferred Share Units	11,159
Voting Results of 2015 Annual Meeting	Percentage	Total Securities Held	25,356
Votes For:	99.7%	Market Value of Securities Held(2)	$436,884
Votes Withheld:	0.30%	Meets Ownership Requirement(3)	Yes
		Value of Common Shares plus DSUs as a Multiple of Ownership Requirement	1

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
QEP Resources, Inc.	Current	Audit Committee Compensation Committee

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

BARBARA MUNROE
Independent Director
Barbara Munroe has worked as a lawyer since 1991 and brings 25 years of legal experience and industry diversification to the Board.  Currently, Ms. Munroe serves as Senior Vice President, General Counsel and Corporate Secretary for WestJet Airlines.  Previously she was the Assistant General Counsel at Imperial Oil Ltd. and the Senior Vice President, Legal/IP and General Counsel and Corporate Secretary for SMART Technologies Inc.

Ms. Munroe is a member of the Canadian Bar Association, the Calgary Bar Association, and the Association of Corporate Counsel. She holds a Bachelor of Commerce, Finance degree and a Bachelor of Laws degree from the University of Calgary.

Ms. Munroe was appointed to the Board on March 8, 2016.

Calgary, Alberta, Canada
Age: 52
Director Since: March 8, 2016

Securities Held as at March 10, 2016(1)
Common Shares	nil
Restricted Shares	nil
Deferred Share Units	nil
Total Securities Held	nil
Market Value of Securities Held(2)	nil
Meets Ownership Requirement(3)	Yes
Value of Common Shares plus DSUs as a Multiple of Ownership Requirement	-

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
None	-	-

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

GERALD A. ROMANZIN
Independent Director
Gerald Romanzin is an independent Calgary businessman who serves as a director of Petrowest Corporation, Athabasca Minerals Inc. and of Trimac Transportation Ltd. Previously, he held a variety of senior roles with the TSX Venture Exchange, including Executive Vice President and Acting President, and was the Executive Vice President of the Alberta Stock Exchange, prior to its conversion. He has been on the Board and on the board of Crescent Point's predecessor since 2004.

Formerly, Mr. Romanzin served as a director of FET Resources Ltd., Ketch Resources Ltd., Ketch Resources Trust, Cadence Energy Inc., Kereco Energy Ltd., Flowing Energy Corporation and Porto Energy Corp. Mr. Romanzin is a Chartered Accountant and a member of the Institute of Chartered Accountants of Alberta and holds a Bachelor of Commerce degree from the University of Calgary.

Calgary, Alberta, Canada
Age: 57
Director Since: 2004

Board and Board Committees	Meeting Attendance	Compensation Earned	Total Compensation
Board of Directors	12/12	2015	$308,605
Audit (Chair)	4/4	2014	$319,538
Compensation	2/2	2013	$308,719
Reserves	1/1	Securities Held as at March 10, 2016(1)
Overall Attendance	100%	Common Shares	8,431
Voting Results of 2015 Annual Meeting	Percentage	Restricted Shares	7,628
Votes For:	99.63%	Deferred Share Units	26,019
Votes Withheld:	0.37%	Total Securities Held	42,078
		Market Value of Securities Held(2)	$725,004
		Meets Ownership Requirement(3)	Yes
		Value of Common Shares plus DSUs as a Multiple of Ownership Requirement	1

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
Athabasca Minerals Inc.	Current	Audit Committee Compensation and Governance Committee (Chair)
Petrowest Corporation	Current	Audit Committee (Chair) Human Resources Committee Governance Committee
Petrowest Energy Services Trust	Past	-
Porto Energy Corp.	Past	-
Trimac Transportation Ltd.	Current	Audit Committee (Chair) Governance and Compensation Committee

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

SCOTT SAXBERG
Non-Independent Director
Scott Saxberg is the President, Chief Executive Officer and a director of Crescent Point. He was a founder of Crescent Point Energy Ltd. in 2001 and has been President of Crescent Point since 2003. Mr. Saxberg has worked in the oil and gas industry since 1992, having held a variety of roles with companies such as Shelter Bay Energy Inc., Wascana Energy Inc., Numac Energy Inc. and Magin Energy Inc.

Mr. Saxberg is a member of APEGA. Mr. Saxberg has served on the board of directors of Bellamont Exploration Ltd., Catapult Energy 2008 Inc. and Wild Stream. He also serves on the Canadian Association of Petroleum Producers ("CAPP") board of governors and on the CAPP Saskatchewan Executive Policy Group. Mr. Saxberg holds a Bachelor of Science degree in mechanical engineering from the University of Manitoba.

Calgary, Alberta, Canada
Age: 47
Director Since: 2003

Board and Board Committees	Meeting Attendance	Compensation Earned
Board of Directors	12/12	Mr. Saxberg is not compensated for his services as a director; please refer to the Compensation Discussion & Analysis section of this Information Circular.
Environmental, Health & Safety	3/4	Securities Held as at March 10, 2016(1)	Number	Market Value(2)
Overall Attendance	93.75%	Common Shares	647,798	$11,161,560
Voting Results of 2015 Annual Meeting	Percentage	Restricted Shares	490,857	$8,457,466
Votes For:	99.76%	Deferred Share Units	-	-
Votes Withheld:	0.24%	Total Securities Held	1,138,655	$19,619,026
		Meets Ownership Requirement(4)		Yes
		Value of Common Shares plus DSUs as a Multiple of Ownership Requirement		3

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
Bellamont Exploration Ltd.	Past	Reserves Committee Environmental, Health & Safety Committee
Catapult Energy Small Cap FTS Limited Partnership*	Past	Director of the General Partner
Catapult Energy 2008 FTS Limited Partnership*	Past	Director of the General Partner
Wild Stream Exploration Inc.	Past	Corporate Governance and Compensation Committee

*Mr. Saxberg served on the board of directors of the general partner of these publicly traded limited partnerships.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

GREGORY G. TURNBULL, QC
Independent Director
Greg Turnbull is a partner with McCarthy Tétrault LLP (law firm) in the Calgary office. He has worked as a lawyer since 1979, having held a variety of roles with firms such as Gowlings LLP, Donahue LLP and MacKimmie Matthews. He has been on the Board and on the board of Crescent Point's predecessor since 2001.

Mr. Turnbull is also a director of Storm Resources Ltd., Oyster Oil and Gas Ltd. and Marquee Energy Ltd. Throughout his career, he has served as an officer or director of many public and private companies. Mr. Turnbull is a member of the Law Society of Alberta, the Canadian Bar Association and the Calgary Bar Association. He holds a Bachelor of Arts degree (with honours) from Queens University and a Bachelor of Law degree from the University of Toronto. He is also the past chair of the Calgary Zoo.

Calgary, Alberta, Canada
Age: 61
Director Since: 2001

Board and Board Committees	Meeting Attendance	Compensation Earned	Total Compensation
Board of Directors	12/12	2015	$303,725
Corporate Governance & Nominating (Chair)	7/7	2014	$299,246
Reserves	2/2	2013	$299,219
Special	3/3	Securities Held as at March 10, 2016(1)
Overall Attendance	100%	Common Shares	102,164
Voting Results of 2015 Annual Meeting	Percentage	Restricted Shares	6,087
Votes For:	76.53%	Deferred Share Units	28,643
Votes Withheld:	23.47%	Total Securities Held	136,894
		Market Value of Securities Held(2)	$2,358,684
		Meets Ownership Requirement(3)	Yes
		Value of Common Shares plus DSUs as a Multiple of Ownership Requirement	7

Other Public Company Boards During the Last 5 Years	Current/Past	Board/Committee Appointments
Hawk Exploration Ltd.	Past	Reserves and Environment Committee Compensation Committee
Heritage Oil Plc	Past	Governance Committee
Hyperion Exploration Corp.	Past	Audit Committee Corporate Governance Committee
Marquee Energy Ltd.	Current	Audit Committee Corporate Governance Committee
Online Energy Inc.	Past	Audit Committee Compensation Committee
Oyster Oil and Gas Ltd.	Current	Audit Committee
Porto Energy Corp.	Past	Corporate Governance Committee Reserves Committee
Seaview Energy Inc.	Past	Corporate Governance, Nominating and Compensation Committee
Storm Resources Ltd.	Current	Reserves Committee
Sonde Resources Corp.	Past	Corporate Governance Committee Audit Committee
Sunshine Oilsands Ltd.	Past	Corporate Governance Committee Compensation Committee
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Notes:
(1)	Includes holdings by affiliates of directors.
(2)	The market value of securities held is calculated using the March 10, 2016 volume weighted average Common Share price on the TSX ("VWAP") of $17.23.
(3)	The directors are required to own, within three years of the initial election or appointment to the Board, at least ten times their annual retainer in Common Shares and DSUs. The annual retainer for the Chair of the Board is $95,000 and the annual retainer for the other non-employee directors is $30,000. Each of the directors is in compliance with this share ownership requirement. Mss. Cillis and Munroe recently joined the Board and have three years to meet the ownership requirement. See "Description of Board of Directors' Compensation – Director Ownership Requirements".
(4)	Mr. Saxberg, as Chief Executive Officer, is required to own at least three times his salary (of $1 million) in Common Shares, and he is in compliance with this share ownership requirement. See "Description of Executive Compensation – Executive Common Share Ownership Requirements".

As at March 10, 2016, the Board held a total market value of securities of $35.8 million; individual holdings are outlined above.
Other than as described below, no proposed director: (a) is at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
D. Hugh Gillard
Mr. Gillard was a director of Point North Energy Ltd. ("Point North") from November 2, 2005 until November 22, 2006.  In September 2006, Point North filed for, and the Court of Queen's Bench of Alberta granted, an initial order to Point North for creditor protection under the Companies' Creditors Arrangement Act ("CCAA") due to circumstances arising from events that occurred prior to Mr. Gillard being appointed to the Point North board of directors.  In September 2007, a successful plan of arrangement was approved by the creditor of Point North and as a result, Point North emerged from CCAA protection.
Gerald A. Romanzin
Mr. Romanzin resigned from his position as a director of Porto Energy Corp ("Porto"), a company that has subsequently become subject to cease trade orders for failure to file periodic disclosure (interim financial filings).  Mr. Romanzin resigned as a director of Porto on May 30, 2014, following the decision by Porto's directors and management to wind-down Porto's operations due to capital constraints. Cease trade orders against Porto were subsequently issued by the Alberta, British Columbia, Manitoba and Ontario Securities Commissions and such cease trade orders remain in effect.
Gregory G. Turnbull, QC
Mr. Turnbull was a director of Action Energy Inc., a corporation engaged in the exploration, development and production of oil and gas in Western Canada.  Action Energy Inc. was placed into receivership on October 28, 2009 by its major creditor and Mr. Turnbull resigned as a director immediately thereafter.
Mr. Turnbull was a director of Sonde Resources Corp. until March 27, 2014. On February 2, 2015, Sonde Resources Corp. filed a voluntary assignment in bankruptcy.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Mr. Turnbull resigned from his position as a director of Porto, a company that has subsequently become subject to cease trade orders for failure to file periodic disclosure (interim financial filings).  Mr. Turnbull resigned as a director of Porto on May 30, 2014, following the decision by Porto's directors and management to wind-down Porto's operations due to capital constraints.  Cease trade orders against Porto were subsequently issued by the Alberta, British Columbia, Manitoba and Ontario Securities Commissions and such cease trade orders remain in effect.
Board and Board Committee Meetings
The following table sets forth the Board and Board Committee meetings held during 2015 and the overall attendance at each.  Individual director's attendance at the Board and applicable Board Committee meetings are provided above under each director's name. Each Board, Audit Committee, Compensation Committee, Reserves Committee, Corporate Governance and Nominating Committee is either held entirely without members of management present or includes an in-camera session without management present.
Board/Committee	Total Meetings	Overall Attendance
Board	12	99%
Audit	4	100%
Reserves	2	100%
Environmental, Health & Safety	4	93%
Compensation	6	100%
Corporate Governance & Nominating	7	100%
Special	3	100%

Board Skills Matrix and Continuing Education
The Corporate Governance and Nominating Committee ensures that the Board includes members with relevant experience and expertise so that the Board is able to effectively fulfill its mandate.  The skills matrix below shows the experience and expertise that each director nominee brings to our Board.
Skills Matrix
	Amirault	Bannister	Cillis	Gillard	Heinemann	Munroe	Romanzin	Saxberg	Turnbull
Professional Background
Accounting, Finance, Tax	✓		✓	✓			✓
Economics & Business	✓	✓		✓			✓
Engineering & Technical		✓			✓			✓
Law and/or Regulatory						✓			✓
Marketing	✓			✓
Management Role
Active CEO / CFO / Senior Executive	✓					✓		✓
Former CEO / CFO / Senior Executive		✓	✓	✓	✓		✓
Business Owner / Entrepreneur	✓	✓		✓				✓	✓
Business Advisor	✓	✓		✓	✓			✓	✓
Managing Partner									✓
Business Segment
Oil & Gas	✓	✓	✓	✓	✓	✓		✓	✓
Financial Services/Investment/Banking							✓		✓
Law / Regulatory						✓			✓

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

	Amirault	Bannister	Cillis	Gillard	Heinemann	Munroe	Romanzin	Saxberg	Turnbull
Specific Representations
Academics					✓
Environmental	✓				✓			✓
Corporate Governance	✓		✓	✓	✓	✓	✓		✓
Risk Management	✓		✓	✓	✓	✓	✓	✓	✓
Strategic Management	✓	✓	✓	✓	✓	✓	✓		✓

Each director is responsible for keeping informed on the Company and developments in the industry.  Executives and/or other members of Crescent Point's leadership team assist by providing updates on technical advancements, new resource plays, regulatory changes and economic developments facing our business.  The President and Chief Executive Officer, other executives and/or other members of the leadership team also regularly communicate with members of the Board on developments in the business, progress towards achieving established goals and other topics relevant to the Company's business.  These presentations, meetings and discussions serve to increase the Board's knowledge of the Company and its business, and assist the Board in the execution of its duties.
Crescent Point also promotes continuing education of our directors by our corporate membership in the Institute of Corporate Directors ("ICD"), an organization which fosters excellence in directors to strengthen the governance and performance of Canadian businesses.
Below is a table outlining the continuing education activities engaged in by our Board members during 2015:
Continuing Education
Topic	Month in 2015	Prepared/Hosted by	Who Attended
Investor Presentations from Canadian Oil and Gas Industry	January	TD London Energy Conference	Turnbull
Issues for HR Committees	April	Deloitte	Cillis, Romanzin
Audit Committee Effectiveness	April	ICD	Cillis
State of International Capital Markets	May	Oil Council Assembly	Turnbull
Enterprise Risk Oversight	June	ICD	Cillis
Identifying and Managing Risk	September	PWC LLC	Gillard
CPA National Conference	September	CPA	Cillis
Director & Executive Compensation	October	Hugessen Consulting	Gillard
Webinar – HRCC Trends	October	ICD	Cillis
Emerging Issues for Canadian Oil and Gas Companies	October	Energy Roundtable	Turnbull
Disruption and Innovation	October	Deloitte	Romanzin
Disclosure Governance Seminar	November	McCarthy Tétrault	Romanzin
International Oil Exploration Matters	November	Oil Council Assembly	Turnbull
Emerging and Evolving Audit Committee Issues – the Director Perspective	November	ICD	Turnbull
Disruptive Leadership: Fostering a Culture of Game changing Innovation	November	New York University Stern School of Business	Saxberg
Adding Value as a Board Member	December	ICD	Turnbull

In addition to the foregoing disclosure, during 2015 Mr. Saxberg visited several Crescent Point operating sites and presented at the following conferences:  TD London Securities Energy Conference; FirstEnergy East Coast Energy Conference; 2015 CAPP Scotiabank Investment Symposium; Barclays CEO Energy-Power Conference; FirstEnergy Symposium (1x1 Conference); Peters & Co Energy Conference; and NYU Stern Executive Education.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

COMPENSATION DISCUSSION AND ANALYSIS
This Compensation Discussion and Analysis ("CD&A") describes the compensation program applicable to all executives of Crescent Point ("executives"). Crescent Point's named executive officers ("Named Executive Officers" or "NEOs") include the President and Chief Executive Officer ("CEO"), the Chief Financial Officer during 2015 and the next three most highly compensated executive officers of Crescent Point who received salary and bonus payments from Crescent Point exceeding, in aggregate, $150,000 during the year ended December 31, 2015 or each individual who would have been but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year, being the Chief Operating Officer, the current Chief Financial Officer and the Senior Vice President, Corporate and Business Development.
CONTENTS OF THIS CD&A	Pg
Letter to Shareholders	24
Description of Executive Compensation	27
Executive Compensation Changes in 2014	27
Alignment of Business Strategy with Compensation Strategy	27
Compensation Philosophy and Objectives	28
Roles and Responsibilities of the Compensation Committee	29
Process for Reviewing Executive Annual Compensation	29
Role of the Compensation Consultant	30
Competitive Market Analysis – Compensation and Performance Benchmarking	30
Fixed and Variable (Performance-based and at-risk) Compensation Components	33
Clawback (Recovery) Policy	42
Retirement Vesting Program	42
Pension Plans	42
Executive Common Share Ownership Requirements	43
Succession Planning for the CEO	43
Common Share Performance and Trends in Executive Compensation	44
2015 CEO Compensation Plan and Performance	46
Executive Compensation Tables	50
Executive Compensation Table	50
Pay Mix	51
Incentive Plan Awards – Value Vested or Earned During the Year	52
Outstanding Share-Based Awards and Option-based Awards	52
Executive Employment Contract	53
Description of Director Compensation	54
Compensation Philosophy	54
Compensation Structure	54
Director Retirement Vesting Program	56
Director Ownership Requirements	56
Board Committees and Membership	56
Director Compensation Tables	57
Director Compensation Table	57
Directors' and Officers' Liability Insurance	58

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

LETTER TO SHAREHOLDERS
To Our Fellow Shareholders:
On behalf of the Board, I am pleased to report on our 2015 CD&A and to share some perspectives on Crescent Point's approach to executive compensation.  At the 2015 Shareholder meeting, our 'Say on Pay' advisory vote received strong support with 97.3% of the votes cast in favour of our revised plan.  Together with the Board, I believe a compensation structure that is transparent, accountable and provides strong alignment with Shareholders is critical to the Company's long-term success.
Compensation Plan
In response to direct feedback received during an extensive engagement process with Shareholders in 2014, we made structural changes to Crescent Point's compensation plan.  These changes, which received strong support from our Shareholders, were designed to enhance Shareholder alignment and accountability by incorporating pay for performance over the longer term in a more transparent way.
The Company targets base cash salaries for employees at the 25th percentile (P25) compared to peers, and every employee at Crescent Point receives a portion of their compensation in the form of equity awards.  This allows us to link pay and performance, providing an inherent incentive for every Crescent Point employee, particularly executives and senior staff, whose pay mix have a higher proportion of share-based compensation, to constantly strive to create value for Shareholders.  Since all employees are Shareholders themselves, we believe our compensation plan fosters the entrepreneurial and innovative culture that is key to Crescent Point's continued success.
In 2014, we improved the long-term Shareholder alignment of our compensation plan by implementing an LTIP award.  The LTIP is structured such that 75% of the award is based on Crescent Point's 3-year TSR measured against relevant industry peers, and the remaining 25% is based on the Company's 3-year production per share growth plus dividend yield, a metric that reflects our execution of the Company's business strategy.  Other revisions included specifically changing the CEO's compensation plan to cap the award value for each component of his pay package, including all share-based incentive awards, balanced by an increase in his base compensation.
Crescent Point's share-based incentive pay awards are granted in the form of Restricted Shares that vest over time, and are valued on grant date in the Executive Compensation Table.  Most importantly, awards granted under the LTIP are tied directly to Crescent Point's actual TSR performance relative to peers over the past 3 years, as well as our success in growing production per share while delivering yield over the same period.  This structure rewards Company success on a relative TSR basis and also rewards sound decisions regarding business strategy, portfolio optimization, risk management and capital allocation, all of which generate positive impacts for Crescent Point today and in the future.
By disclosing our compensation plan's underlying payout drivers (goals, metrics and their ultimate achievement levels), accountability within the compensation plan is evident.  Furthermore, all of the Company's incentive Restricted Share grants are based on the past achievement of actual results which greatly enhances the transparency between pay and performance.  We were very pleased with the positive response from Shareholders to this revised structure as evidenced by the 2015 'Say on Pay' vote.
2015 Corporate Performance
Against a backdrop of volatility and weak global oil prices in 2015, Crescent Point remained focused on executing its business strategy. The Company developed and enhanced its high-quality asset base, which was complemented by two strategic acquisitions during the year.  Crescent Point also adapted quickly to the challenging commodity price environment by managing risks, proactively seeking to reduce costs and protecting its balance sheet.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

In 2015, the Company generated significant production and reserves growth, while also focusing on long-term value creation through the advancement of our core plays via step-out drilling, the implementation of new technologies and by accelerating the Company's waterflood programs.  Waterflooding helps to offset production declines and increase oil recoveries beyond traditional primary recovery methods.  Since 2011, the Company has successfully lowered its corporate decline rate from 35% to an estimated 28% in 2016 (a relative reduction of 20%) through waterflood programs and by taking a disciplined approach to capital spending.  The Company also enhanced its asset base in 2015 through two financially accretive strategic acquisitions that bolstered our positions in existing core areas and added to our new and emerging resource plays.  Crescent Point's large oil-in-place asset base and sizeable drilling inventory set up the Company for long-term sustainability and future growth.
Crescent Point's long-term sustainability is also supported by an active risk management program, which helps us maintain financial flexibility through a strong balance sheet and an active commodity hedging program.  The Company's disciplined 3½-year hedging program was particularly valuable in 2015, as it mitigated the impacts of weakening oil prices and helped to protect our strong financial position.  To further support ongoing liquidity, important steps were taken throughout the year to reduce drilling and development costs, improve efficiencies, and align cash outflows with inflows.  As a result of these actions, Crescent Point has protected its balance sheet and improved its ability to maximize value for Shareholders over the long term.
2015 Performance Highlights:

Per Share Growth Year over Year	✓ +2% production per share ✓ +2.8% 2P reserves per share

Per Share Growth Over Past 3 Years	✓ +14.6% production per share and 4.6% on a compound annual growth rate ("CAGR") ✓ +14.3% 2P reserves per share and 4.6% CAGR

Balance Sheet Protection
✓ Balance spending with funds flow by lowering capital expenditures budget and reducing dividend
✓ Debt to annualized funds flow from operations of 2.2 times at year end
✓ Significant financial liquidity with unutilized credit capacity of $1.4 billion

Record Production	✓ 176,108 boe/d Q4 production and 163,631 boe/d 2015 annual production

Grew Reserves with Strong Capital Efficiencies
✓ +16% in 2P reserves to 935.7 million boe
✓ Added 65.0 million boe of 2P reserves, replacing 109% of production excluding reserves added through acquisitions
✓ $9.83 per boe in 2P F&D costs with recycle ratio of 2.6 times
✓ Third consecutive year of waterflood reserves additions, with 4.5 million boe of 2P reserves added at Shaunavon and Viewfield due to waterflood

Cost Reductions	✓ Reduced cost structure and realized drilling and development capital savings of approximately 30% across core resource plays ✓ Continued to generate top-quartile netbacks in North America

Increased Future Drilling & Development Potential
✓ Two strategic acquisitions within existing core areas and gained attractive, low-cost production and development opportunities
✓ 14 years of internally-identified drilling inventory based on approximately 7,700 net locations
✓ Continued technology advancements, step-out and infill drilling and waterflood optimization

2015 CEO Compensation Plan and Performance
Creating and sustaining long-term Shareholder value is highly dependent on the quality of Crescent Point's executive team and their ability to lead employees, to be innovative and responsible and to act in the best interests of Shareholders and stakeholders. To ensure strong alignment with Shareholders, Crescent Point takes a disciplined approach to compensation.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Crescent Point ensures that executive compensation is heavily weighted to share-based awards, resulting in executives having a greater proportion of their pay at risk. With a compensation philosophy that closely aligns pay with performance, we reward our executives based on meeting or exceeding predetermined objectives largely tied to achieving strong returns for Shareholders.
The opportunity for awards under the Company's incentive plans (Short Term Incentive Plan ("STIP"), Performance Shares and LTIP) depends on both the Company's achievement of the underlying goals/metrics within each component as well as on individual performance.  In 2015, the STIP, Performance Share and LTIP achievement levels were 95%, 102.75% and 58%, respectively.  Regarding the LTIP 3-year TSR metrics in particular, Crescent Point ranked at the 50th percentile (P50) against our Adjusted Equal Weight peer group and at the 64th percentile (P64) against our Adjusted Capped Energy peer group.  Further details on Crescent Point's STIP, Performance Share and LTIP goals/metrics and achievement levels are available on pages 35-41.  We believe the practice of tying the pay of our employees to goals and metrics that drive operational excellence, financial prudence and continued innovation will consistently generate the best results for our Shareholders.
The Board evaluated the CEO's personal performance as well as the Company's operating performance during 2015, and concluded that, as a direct result of the CEO's leadership and strategic direction, Crescent Point was able to maintain a strong balance sheet, effectively manage risk, significantly reduce costs and achieve record operating performance.  As such, the CEO was awarded total compensation of $8.8 million in 2015, a decrease of 2% from $9.0 million in 2014 and a decrease of 31% from $12.8 million in 2013. Total compensation was comprised of 76% share-based compensation and 24% cash.  Of the share-based compensation component, 25% will vest by October 2016, 10% will vest in 2017, 55% in 2018, and 10% will vest in 2019.  Crescent Point does not provide a pension plan to the CEO or any employees.
We believe a strong entrepreneurial culture is the cornerstone of Crescent Point's success. We rely on the leadership of a strong executive team who encourage and reward employees for their best performance.  This entrepreneurial and innovative culture has helped Crescent Point attract and retain high-quality individuals who thrive in an environment where compensation is directly tied to the Company's success. As stated earlier, to ensure strong alignment with Shareholders, Crescent Point takes a disciplined approach to compensation with executive compensation that is heavily weighted to share-based awards (that are performance-granted and vest over time) as opposed to cash.
Outlook
Our executive compensation philosophy is driven by a goal of delivering solid and sustainable returns while ensuring clear alignment between Crescent Point and its Shareholders. We will continue to engage with Shareholders, monitor developments in compensation best practices and seek to be a leader in the industry.  With a disciplined approach to executive compensation focused on accountability, transparency and Shareholder alignment, we strive to ensure that our compensation is structured to successfully attract and retain the highest caliber of executive talent.  With the amendments to the compensation plan made in 2014, we believe our plan continues to provide an appropriate balance between our short and long-term incentive awards and offers strong ties between pay and Shareholder returns.
The Board believes the compensation awarded to the President and CEO and to the other NEOs properly reflects their leadership and performance in driving our strategy and executing the business plan, particularly during the challenging period experienced during 2015.  Especially in times like these, we think it is paramount to attract and retain the very best executive team possible to ensure that the Company remains fully competitive with an eye on enduring the current commodity price cycle while also planning for our next chapter of growth.  Accordingly, the executive team must be properly incented and fairly rewarded.
We encourage our Shareholders to vote FOR our advisory vote on executive compensation.
(signed) "Mr. Robert F. Heinemann"
Chair, Compensation Committee
Submitted on behalf of the Compensation Committee comprised of myself, Rene Amirault, Laura A. Cillis and D. Hugh Gillard.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

DESCRIPTION OF EXECUTIVE COMPENSATION
Executive Compensation Changes in 2014
Crescent Point underwent a comprehensive compensation plan review in 2014 to specifically address Shareholder concerns voiced during our 2014 Shareholder engagement initiatives.  The CEO's compensation plan changes were significant and resulted in his base pay being relatively higher compared to his base pay under the old plan, but offset with capped upside.  In addition, the majority of his long-term incentive pay is now based on 3-year relative TSR performance.  Further details on the CEO's compensation plan are described in "2015 CEO Compensation Plan and Performance".  A key component introduced for all employees, including the CEO, following our plan review in 2014 is the LTIP which has the following key attributes:
•	75% of the LTIP award is based on our TSR relative to peers;
•	25% of the LTIP award is based on production per share growth plus dividend yield ("PPSG+Y"), a second return measure that is considered a proxy for Shareholder value creation over the long term; it is benchmarked to Board-approved targets and is a good indicator of the Company's adherence to our business strategy;
•	Performance is measured over the past 3 years: it is a look-back plan;
•	Payout is in Restricted Shares that vest over 3 years, which enhances employee retention; and
•	No payout for performance in the bottom third relative to peers/target.
Alignment of Business Strategy with Compensation Strategy
We strongly believe that our compensation plan has and must continue to support our overall business strategy, which is comprised of three key elements:
•	Develop and Enhance Assets: Increase recovery factors through step-out and infill drilling, waterflood optimization and improved technology. Maintain high netbacks with low operating, royalty and transportation costs.
•	Acquire: Focus on high-quality, large resource-in-place pools with the potential for upside in production, reserves, technology and value.
•	Manage Risk: Maintain a strong balance sheet, significant liquidity and no material near-term debt maturities and a 3½-year hedging program.
We execute on all three fronts to maximize Shareholder return with long-term growth and dividend income.  Crescent Point's key advantages during periods of low oil prices such as those experienced since mid-2014 include our:
•	Proven Management Team
o	Proven track record of per share reserves, production and funds flow growth
o	5-year weighted average F&D of $20.39 per 2P boe of reserves (2.2 times recycle ratio)(1)
o	Cost-focused producer with strong netbacks and capital efficiencies
•	Excellent Balance Sheet
o	Conservative and flexible capital budget to live within funds flow and maintain balance sheet strength
o	3½-year hedging program provides funds flow stability and balance sheet protection
o	Significant unutilized credit capacity of more than $1.4 billion
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

•	High-quality Reserve Base
o	Efficiently allocating capital across high-quality asset base
o	~7,700 net locations in drilling inventory primarily within low cost, high-return basins(2)
o	~14 years of low-risk drilling inventory with a large inventory of potential unbooked upside(3)
o	Large OOIP of ~23 billion barrels with only ~3% recovered to date
Notes:
(1)	As of December 31, 2015, excluding the change in Future Development Capital and based on the five year average netback (prior to realized derivatives) of $44.47 per boe.
(2)	Approximately 7,700 net drilling locations, of which 2,378 net are proved and 1,305 net are probable reserve locations as independently evaluated by GLJ Petroleum Consultants Ltd. and Sproule Associates Limited. The remaining net locations of approximately 4,000 are internally identified locations that are unbooked. Crescent Point's unbooked locations provide the opportunity for future reserves and net asset value growth.
(3)	Calculated using 2016 guidance production of 165,000 boe/d and the drilling of approximately 550 net wells.
Crescent Point's executive compensation strategy is to attract, reward and retain entrepreneurial-driven individuals of high calibre to serve as executives of Crescent Point, and to encourage exceptional performance over the short and long term to align with Shareholder interests.  We believe Crescent Point's success depends on the leadership of a strong executive team who embody our corporate culture where all employees are encouraged and rewarded for giving their best.
Compensation Philosophy and Objectives
Crescent Point's compensation philosophy is to pay for performance.  We achieve this through a compensation plan structured with relatively low fixed pay and by rewarding strong performance with participation in the upside:  we target cash salaries at the 25th percentile and total compensation, including Restricted Share compensation, at market levels for similar positions in our compensation peer group.  This compensation plan design enables Crescent Point to effectively manage our fixed salary expense and funds flow, while providing reasonable boundaries to reward our employees for strong corporate and personal performance:  paying lower salaries results in the majority of total compensation being at-risk and/or performance-based.  Employees win when Shareholders win.  This philosophy has successfully enabled Crescent Point to attract employees who embody the work ethic and entrepreneurial spirit we need in order to deliver value to our Shareholders.  Another key demonstration of our compensation plan's alignment with Shareholders is that a significant proportion of total compensation, especially at the executive level, is in the form of Restricted Shares that vest over a period of up to three years.  Restricted Shares are granted as both base and incentive pay, as outlined in the Summary of Compensation Components table contained herein.  Therefore, a portion of an employee's base compensation is at risk subject to the Common Share price on the vest date up to three years after the grant date, which is inherently aligned with Shareholders.
A key and unique feature of Crescent Point's incentive compensation plan compared to most of our peers is that incentive awards, paid in the form of both cash (STIP) and Restricted Shares (Performance Shares and LTIP), are strictly in recognition of past performance:  Crescent Point grants an earned value (ie, incentive awards are performance-granted), rather than granting a "phantom" amount today that can turn into a higher or lower value in the future depending on performance achievement (ie performance-vested).  As a result, the amounts Crescent Point reports in the Executive Compensation Table are not comparable to peers with incentive compensation plans that are performance-vested to the extent their grant amount today differs from the amount earned in the future.  We believe Crescent Point's practice of performance-granting incentive pay brings absolute transparency to the amounts disclosed in the Executive Compensation Table.
Furthermore, consistent with our compensation philosophy to attract and retain high-performing executives who are motivated to increase Shareholder value over the long term, Crescent Point does not provide a pension plan or grant stock options to executives (or any employees), unlike some of our peers, which we believe is better aligned with Shareholders.
Overall, we believe our compensation plan is effectively designed to:
•	attract, motivate, reward and retain high quality individuals to achieve Crescent Point's operational and strategic goals which are firmly aligned with long-term Shareholder interests;

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

•	provide all executives and employees with the same compensation components to foster internal alignment of our efforts to achieve common goals;
•	ensure appropriate long-term incentives exist to facilitate retention of high-quality personnel by paying a relatively high percentage of our compensation in the form of at-risk Restricted Shares with vest periods of up to three years, rather than through fixed salary, to ensure proper alignment with Shareholder interests;
•	ensure there is a sound mix of fixed, at-risk and performance-based pay over the short and long term; and
•	pay employees at a market-competitive level relative to corporate and individual performance achievements.
Corporate performance is measured on both an absolute basis and relative to our performance peer groups (as disclosed in "Competitive Market Analysis – Compensation and Performance Benchmarking" set forth herein) on TSR and the achievement of financial and operational goals, all designed to ensure that Crescent Point continues to grow funds flow, earnings, net asset value, reserves and production on a per Common Share and absolute basis.  Individual performance is also evaluated based on the achievement of personal goals.  Our compensation structure ensures employees are motivated to achieve both corporate and individual goals for the purpose of maximizing Shareholder value.
Executive pay is intentionally designed to be more heavily weighted towards variable elements of compensation, as illustrated in the Pay Mix Graph set forth herein, and is at risk both at the time of award and at the time of payout. This reinforces accountability for corporate and personal performance and, in turn, provides Crescent Point with financial flexibility while providing incentive to individuals to outperform expectations.
Roles and Responsibilities of the Compensation Committee
The Compensation Committee assumes general responsibility for the overall compensation of executives and employees. The Compensation Committee's role is to ensure there is both a well-defined link between executive compensation and the achievement of the Company's goals, and rigor in setting corporate goals and assessing performance.  The Compensation Committee, along with the CEO (except in respect of the CEO), is responsible for the annual review and recommendation to the Board of: (i) executive compensation policies, practices and overall compensation philosophy; (ii) total compensation packages for executives and directors; (iii) grants of Restricted Shares and DSUs under the Company's Deferred Share Unit Plan ("DSU Plan"); and (iv) significant changes in benefit plans. Final approval of all components of compensation rests with the Board.
The Compensation Committee is composed of four independent directors: Messrs. Heinemann (Chair), Amirault, and Gillard and Ms. Cillis.  Members of the Compensation Committee have relevant education and experience, as described in "Relevant Education and Experience of Compensation Committee Members" set forth herein, to execute their responsibilities for recommending executive and director compensation to the Board for approval. The Compensation Committee meets at least four times per year.
Process for Reviewing Executive Annual Compensation
The Compensation Committee is knowledgeable of the industry and its pay practices, and is fully engaged in the compensation review process.
The Compensation Committee's oversight of executive compensation, including in respect of the CEO, follows a formal annual review cycle that involves a detailed review of corporate and individual performance, incorporates benchmarking against market compensation data and considers independent advice when warranted.  The annual review includes considering the CEO's pay recommendations for individuals on his executive team.  The Compensation Committee reviews both base and incentive pay, and considers compensation levels in total.  Upon completion of this formal review process, the Compensation Committee's executive compensation recommendations are presented to the Board for approval and the Board exercises its discretion to adjust when appropriate.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Role of Compensation Consultant
Executive compensation advisory services were not rendered in 2015 because an in-depth review was conducted in 2014 when the Compensation Committee retained Hugessen Consulting Inc. ("Hugessen"), an independent compensation consultant, to review all aspects of our executive compensation plan.
The Company participates in and uses the Mercer Total Compensation Survey for purposes of benchmarking executive and employee compensation.  In 2015, Crescent Point paid MERCER (Canada) Limited ("Mercer") a total of $16,607 for the survey (2014 - $11,008).
The following table provides a summary of fees paid to Hugessen and Mercer:
	Executive Compensation -Related Fees ($)	All Other Fees ($)
2015	-	16,607
2014	198,265	11,008

Competitive Market Analysis – Compensation and Performance Benchmarking
Crescent Point selects different peer groups to benchmark compensation ("Compensation Peer Group") and performance ("Performance Peer Groups"); the rationale for these peer groups is outlined below.  The annual process for the selection and Board approval of peer groups is as follows: management proposes a peer group to the Compensation Committee, the Compensation Committee and Board reviews and revises the peer groups, where appropriate (in consultation with management), and the Board approves the composition of the final peer groups.
The Compensation Peer Group was determined at the beginning of 2015.  The Performance Peer Groups are determined as follows:  the Performance Share peer group is determined at the beginning of the year; the LTIP peer groups are based on the constituents of the noted indices as at December 31, 2012, being the beginning of the LTIP performance period.
The following table outlines our 2015 peer groups:
2015 Peer Groups
Company	Compensation Peer Group	Performance Peer Groups
		Performance Shares	LTIP Adjusted Equal Weight TSR(1)	LTIP Adjusted Capped Energy TSR(2)
ARC Resources Ltd.	●	●	●	●
Athabasca Oil Corporation				●
Baytex Energy Corp.	●	●		●
Bonavista Energy Corporation	●			●
Canadian Oil Sands			●	●
Canadian Natural Resources Limited	●	●	●	●
Cenovus Energy Inc.	●	●	●	●
Continental Resources Inc. (U.S.)		●
Encana Corporation	●		●	●
Enerplus Corporation	●	●	●	●
EP Energy Corporation (U.S.)		●
Halcón Resources Corporation (U.S.)		●
Husky Energy Inc.	●	●	●	●
Imperial Oil Ltd.			●	●
Lightstream Resources Ltd.	●	●		●
MEG Energy				●

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Company	Compensation Peer Group	Performance Peer Groups
		Performance Shares	LTIP Adjusted Equal Weight TSR(1)	LTIP Adjusted Capped Energy TSR(2)
Oasis Petroleum Inc. (U.S.)		●
Pacific Exploration & Production				●
Paramount Resources Ltd.				●
Pengrowth Energy Corporation	●	●		●
Penn West Petroleum Ltd.	●	●	●	●
Peyto Exploration & Development Corp.	●			●
Seven Generations Energy Ltd.		●
Suncor Energy Inc.	●	●	●	●
Tourmaline Oil Corp.	●			●
Trilogy Energy Corp.	●	●		●
Vermilion Energy Inc.	●	●		●
Whitecap Resources Inc.		●
Whiting Petroleum Corporation (U.S.)		●

Notes:
(1)	Based on constituents in the S&P/TSX Equal Weight Oil and Gas Index as of December 31, 2012, excluding pipeline and service companies
(2)	Based on constituents in the S&P/TSX Capped Energy Index as of December 31, 2012, excluding pipeline and service companies and issuers with market capitalization of less than $2 billion

For companies that did not participate in the 2015 Mercer Total Compensation Survey, we used their total compensation details as disclosed in their respective proxy circulars for 2015 for benchmarking purposes.
Compensation Benchmarking
The Compensation Committee considers the compensation practices of peer organizations when establishing the compensation plan for executives.  The Compensation Peer Group is intended to reflect oil and gas companies similar to us in terms of a combination of revenue, size, location of operations, daily production levels and/or enterprise value.  By considering these factors when selecting the Compensation Peer Group, we are able to select a group that accurately reflects the competition we face for executive and employee talent.
Although it is important to pay at a market-competitive level, the Compensation Committee considers benchmark Compensation Peer Group data as just one factor in determining executive compensation.  It is also necessary to ensure that our executive compensation is aligned with Shareholder interests, reflects the success and tenure of the executive and is in line with our compensation philosophy.  The Board's overarching goal is to ensure we have a compensation plan that enables our Company and employees to thrive, recognizing that their success is interdependent.  We believe our compensation philosophy of targeting the 25th percentile for the fixed salary component and the market levels for total compensation is appropriate, as it means compensation is largely variable and dependent on both individual and corporate performance over the short and long term.  As a result, there are several compensation components within our plan that are performance-based and/or settled in Restricted Shares as further outlined under the  "Fixed and Variable (Performance-based and at-risk) Compensation Components" section hereof.
Performance Benchmarking
Performance Shares
The Performance Share peer group consists of a range of oil and gas companies that are similar to us in terms of daily production levels, location of operations, business strategy and/or enterprise value.  It also includes five U.S. companies in recognition of our U.S. operations.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

LTIP
The LTIP peer group determination is essentially a mechanical selection process based on the constituents of two S&P/TSX indices, narrowed for industry and market capitalization, and based on members of each index at the beginning of the 3-year measurement period.
The first LTIP peer group consists of exploration and production companies listed on the TSX 60 (S&P/TSX Equal Weight Oil and Gas Index, excluding pipeline and service companies); for the 2015 LTIP, this peer group was based on the relevant index constituents as at December 31, 2012.  We believe it is appropriate to compare ourselves to other large market capitalization companies and appropriate to assume, for benchmarking purposes, that Crescent Point is competing for capital from those looking to invest in exploration and production companies, rather than pipeline or service companies which have a different business model and unique associated risks.
The second LTIP peer group consists of all exploration and production companies in the S&P/TSX Capped Energy Index, excluding pipeline and service companies and those with a market capitalization of less than $2 billion; for the 2015 LTIP, this peer group was based on the relevant index constituents as at December 31, 2012.  We think it is appropriate to exclude exploration and production companies below $2 billion market capitalization so that we are benchmarking against peers with more comparable asset bases, scope and scale of operations along with business models more focused towards yield and growth.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Fixed and Variable (Performance-based and at-risk) Compensation Components
Our compensation plan is structured as follows:
•	Base compensation: Salary, Base Restricted Shares, Savings, Dividend Amounts
•	Short term incentive compensation: STIP, Performance Shares
•	Long term incentive compensation: LTIP
Incentive compensation (STIP, Performance Shares and the LTIP) provide employees an opportunity to increase their total compensation to above peer average levels as recognition for their personal contributions during times of high corporate performance.
The following table outlines the compensation components available to all of our employees, including executives:
Summary of Compensation Components
Compensation Component		Measurement Period	Vest Period	Target / Measurement	Key Features
Cash Compensation
Fixed	Salary	N/A	N/A	- Component of base compensation - Target is 25th percentile of Compensation Peer Group salary level	- Provides a regular monthly cash income
	Savings	N/A	N/A	- 6% of Salary	- Paid quarterly in cash to an investment account
Variable (at-risk or performance-based)	Dividend Amounts	N/A	N/A	- Paid monthly on unvested Restricted Shares	- Amount and payment timing mirror the dividends paid on Common Shares - Aligns employees with Shareholders - Enables Crescent Point to pay lower salaries - Paid in cash
	Short Term Incentive Plan ("STIP")	1 year	N/A
- Executive target is 50% of salary, is  discretionary and dependent on individual performance
- Corporate performance is measured on achievement of specific goals in the past fiscal year:
· 36% New ventures and technical advantage
· 27% Culture and communication
· 37% Business process improvement

- Rewards the achievement of key corporate and individual goals
- Executive payout may range from 0% to 100% of salary, depending on corporate and individual performance
- The 2015 STIP achievement level was 95%
- Paid in cash

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Compensation Component		Measurement Period	Vest Period	Target / Measurement	Key Features
Restricted Share Compensation
Variable (at-risk or performance-based)
The Restricted Share Bonus Plan governs the granting of all base and incentive Restricted Shares
- The value of a Restricted Share equals the underlying Common Share price
- Delayed vesting promotes retention and emphasizes longer term performance
- Restricted Share vests are settled in Common Shares or cash (at the sole discretion of the Board), net of required withholding taxes
- See "Restricted Share Bonus Plan" section for a detailed description of the RSBP

Base Restricted Shares
The quantity of Base Restricted Shares is determined when an employee joins the Company and is based on internal and market benchmarks using the current average un-risked Common Share price.  Future grant quantities can be increased to recognize career progression.

	Initial Grant	N/A	One third each year over three years	- Component of base compensation - Supplements an employee's salary but is paid in Restricted Shares, with value being at-risk through vest	- Represents an employee's first grant of Base Restricted Shares
	Cliff Grant	N/A	Third year anniversary of grant	- Component of base compensation - Individual target is one third of Initial Grant, and can be adjusted for current market conditions	- Cliff Grants follow the vest of an Initial Grant tranche or following a prior Cliff Grant vest
Incentive Restricted Shares Incentive Restricted Shares are performance-granted based on goal/metric achievement over the past 1 to 3 years; quantity is not adjusted at vest.
	Performance Shares	1 Year	One third in April, July and October in the year following performance period
- Individual target is 50% of annual Cliff Grant, is discretionary and dependent on individual performance
- Corporate performance is measured on achievement of specific goals over the past fiscal year:
· 20% Financial
· 15% Cost Efficiencies
· 25% Per share growth and balance sheet
· 20% Long-term strategy
· 20% Industry benchmarks relative to Performance Share Peer Group

- Payouts may range from 0% to 100% of target value, depending on corporate and individual performance - The 2015 Performance Share achievement was 102.75%, and payout was capped at 100%
	Long Term Incentive Plan ("LTIP")	3 years	3 years
- Individual target is derived from Salary plus annual Base Restricted Shares, and individual awards are discretionary dependent on performance
- Corporate performance is measured on relative TSR and target PPSG+Y, both measured over the past 3 fiscal years:
· 50% Adjusted Equal Weight Relative TSR
· 25% Adjusted Capped Energy Relative TSR
· 25% PPSG+Y

- Payouts may range from 0% to 100% of target value, depending on corporate and individual performance - The 2015 LTIP metric achievements were 50%, 64% and 67%, respectively

Each of the compensation components are described in more detail below.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Salary
Salary provides a fixed level of income to executives for the scope and mandate of their role.  While an executive's relevant skills, experience and performance are considered when setting their salary, the salary target is deliberately set at the 25th percentile of similar positions in our Compensation Peer Group to minimize fixed pay and maximize pay at risk, which aligns with Shareholders.  Salaries are reviewed annually and adjustments can be made for inflation, change in accountabilities or to remain competitive in the marketplace.
Savings
Savings is 6% of salary, paid in cash quarterly to an employee's investment account and they can choose their preferred investment vehicle at that time.
Dividend Amounts
Dividend Amounts are paid in cash to holders of Restricted Shares during the vest period.  Monthly cash Dividend Amounts are a key cash component of our compensation plan to help supplement lower fixed salaries.
Base Restricted Shares
An Initial Grant is a grant of Restricted Shares to new employees that vests one-third on each of the first, second and third year anniversaries of the grant date.  An individual's Initial Grant is one of several components that helps attain base compensation up to market levels of similar positions in our Compensation Peer Group.
A Cliff Grant is a grant of Restricted Shares to employees upon the vesting of the first and subsequent tranches of an Initial Grant, or upon vesting of a prior Cliff Grant, which vests on the third year anniversary of the grant date.  Cliff Grants are targeted at 1/3 of the Initial Grant quantity of Restricted Shares.  Future grant quantities of Base Restricted Shares can be increased to reflect career progression.
The purpose of the Initial and Cliff Grants is to provide a level of base pay that, because the value is at risk based on the Common Share price upon vest up to three years in the future, is aligned with Shareholder interests.
All Restricted Share grants are awarded at the Board's discretion.
Short Term Incentive Compensation
Our short-term incentive compensation is comprised of two components:  STIP (paid in cash) and Performance Shares (paid in Restricted Shares).
STIP
Our STIP is an annual bonus paid in cash on the actual achievement of defined goals set at the beginning of the performance period.  The purpose of the STIP is to incentivize employees to achieve goals, many of which are cross-functional and to ensure that our teams are working together on initiatives that will improve our execution and make Crescent Point a better, stronger company.  The total award available under the STIP depends on the goal achievement level, with individual executive awards being dependent on their personal performance, at Board discretion in consultation with the CEO.
The STIP component fits nicely with our compensation philosophy of targeting salaries at the 25th percentile, as it enables us to pay lower salaries while still offering competitive total cash compensation, with a portion being discretionary and dependent on corporate and individual performance.  Employees at senior levels in the organization have a greater portion of STIP pay at risk, to both bring cash compensation in line with market, and in recognition of their increased influence on results: executives' STIP target is 50% of salary, with an opportunity range of up to 100% of salary, at Board discretion.  For NEOs, the combined value of salary plus STIP positions them close to the median of our Compensation Peer Group's total cash compensation.  The opportunity range is as follows:
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

STIP Achievement Level	Executive STIP Payout Opportunity (as a % of salary)
95-100%	100%
90-94%	80%
85-89%	50%
76-84%	40%
<75%	Nil

The 2015 STIP award was based on the achievement of executing key new venture and technical advantage initiatives, culture and communication efforts and business process improvement goals.  While the achievement of many of these goals have a direct and immediate impact on the Company's key performance indicators, other goals help better the execution of our business strategy and enhance Shareholder value over the longer term.  Crescent Point executives, managers and the Compensation Committee contributed to the goal-setting process, with the Board having final approval of the goals.  Achievement of these goals was monitored by an internal committee including three Vice Presidents, with progress regularly reported to the Compensation Committee; the Board ultimately approved the final goal achievement level.
The 2015 STIP award was based on the following achievements in the year:
2015 STIP Goals and Achievement Levels
	Weighting	Achieved
NEW VENTURES AND TECHNICAL ADVANTAGE
- Capture value from existing assets and increase inventory of opportunities for future development (eg. injector conversions, expansion of plays, optimization techniques)	32%	32%
- Share technical knowledge and best practices at an in-house conference	4%	4%
	36%	36%
CULTURE AND COMMUNICATION
- Improve safety record over 2014 (partially achieved; Total Recordable Incident Frequency did not meet target)	9%	4%
- Enhance environmental due diligence practices and initiate an internal audit on our facilities to proactively detect compliance issues on upcoming regulations	6%	6%
- Hold technical and business presentations for all staff that encompass trending topics to share knowledge, learn from challenges and develop appreciation for each other's work (8 presentations held)	3%	3%
- Hold quarterly staff meetings in all major offices and make available via webcast to help employees understand our key operational and financial highlights	4%	4%
- Increase department participation in charitable activities and provide regular updates to all staff highlighting corporate contributions (goal was 23 departments, 25 participated)	5%	5%
	27%	22%
BUSINESS PROCESS IMPROVEMENT
- Improve accuracy and efficiency of business integration activities (goal was in excess of 90% compliance)	6%	6%
- Realize cost reductions of at least 20% over 2014 and implement price books in our payables system	7%	7%
- Increase Authorization For Expenditure compliance to ensure accurate cost tracking and forecasting to manage partner risks (goal ranged from 80-90% compliance)	4%	4%
- Achieve capital accrual accuracy by ensuring prior period charges do not exceed 3% (for Canada) and 6% (for United States) of capital spending	5%	5%
- Improve non-operated processes to reduce partner risks	3%	3%
- Implement SOX compliance company-wide	6%	6%
- Develop a business continuity plan to ensure continuous delivery of critical services across the Company in the event of a disaster or emergency	4%	4%
- Optimize our human resources software to improve reporting and analytics to support better decision-making	2%	2%
	37%	37%
TOTAL	100%	95%

After a full assessment of the level of corporate achievement of the STIP goals and the level of individual performance contributing to the attainment of those goals, in December 2015 the Board approved STIP allocations to the NEOs, in total, at 95% of the opportunity range, which coincides with the 95% achievement level.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Performance Shares
Our Performance Share award is an annual bonus given in the form of Restricted Shares based on the actual achievement of defined goals set at the beginning of the performance period.  They are granted on April 1 following the fiscal year once final goal achievement levels are determined; they vest over the next six months (April 1, July 1 and October 1). The purpose of Performance Shares is to incentivize employees to achieve defined goals that relate to key indicators of financial, operational and execution strength, as well as for Crescent Point's achievement of key metrics relative to our Performance Share Peer Group.  The objective of variable pay for variable performance is to ensure that executive compensation, as with all employees, is higher when Crescent Point outperforms, and lower if Crescent Point underperforms.

The 2015 Performance Share award was based on the achievement of goals in five key areas  that are indicators of Crescent Point's performance, both on an absolute basis and relative to peers: 20% of the Performance Share award is dependent on how Crescent Point performs against the Performance Share Peer Group on four different measures.  Executives, the Compensation Committee and the Board contributed to the goal-setting process, and the goals were ultimately approved by the Board.  The Board approved two target levels, Base Target and Stretch Target, to assess our goal achievement.  The Base Targets are tied to our budget metrics while the Stretch Targets set a higher expectation using more rigorous metrics.  The objective of the Stretch Targets is to reward performance that surpasses our expectations.  If a Stretch Target is met or exceeded, the payout is higher.  On the downside, if the Base Target is not met, there is no payout.
Achievement of the Performance Share goals was monitored by an internal committee including three Vice Presidents, with progress regularly reported to the Compensation Committee; the Board ultimately approved the final goal achievement level.  The 2015 Performance Share award was based on the following achievements in 2015:
2015 Performance Share Goals and Achievement Levels
	Base Target	Stretch Target	Result	Base Weighting	Stretch Weighting(1)	Achieved
FINANCIAL
Operating expenses	≤ $12.75/boe	≤ $12.11/boe	$11.83	5.00%	6.00%	6.00%
G&A costs	≤ $1.65/boe	≤ $1.57/boe	$1.63	5.00%	6.00%	5.00%
Interest costs	4.50%	4.25%	3.95%	5.00%	6.00%	6.00%
Acquisition costs (excluding land) (2P)(2)	< $20.00/boe	< $18.00/boe	$13.92	5.00%	6.00%	6.00%
				20.00%	24.00%	23.00%
COST EFFICIENCIES
Drilling capital cost reduction from 2014
- in Viewfield	> 15% savings	> 20% savings	19.6%	5.00%	6.00%	5.00%
- in Shaunavon	> 15% savings	> 20% savings	17.5%	5.00%	6.00%	5.00%
- in Uinta	> 15% savings	> 20% savings	19.6%	5.00%	6.00%	5.00%
				15.00%	18.00%	15.00%
PER SHARE GROWTH AND BALANCE SHEET
Production per share (boe/d per million shares)(3)	≥ 334.2	≥ 340.8	341.4	6.25%	7.25%	7.25%
2P reserves per share (million boe per million shares)(4)	≥ 1.73	≥ 1.77	1.84	6.25%	7.25%	7.25%
Average net debt to funds flow (5)(6)	≤ 2.07 X	≤ 1.97 X	2.06 X	6.25%	7.25%	6.25%
Payout ratio (6)(7)	≤ 71%	≤ 67%	52%	6.25%	7.25%	7.25%
				25.00%	29.00%	28.00%

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

	Base Target	Stretch Target	Result	Base Weighting	Stretch Weighting (1)	Achieved
LONG-TERM STRATEGY - 5 YEAR PLAN (8)
Funds flow per share	$4.16	$4.37	$4.37	5.00%	6.00%	6.00%
Production per share (boe/d per million shares)	340.3	357.3	348.2	5.00%	6.00%	5.00%
Drilling locations	12,371	12,990	13,985	5.00%	6.00%	6.00%
Debt to funds flow	2.09 X	1.99 X	1.81 X	5.00%	6.00%	6.00%
				20.00%	24.00%	23.00%
INDUSTRY BENCHMARKS VS. PERFORMANCE SHARE PEER GROUP(9)
1-year TSR vs peers(10)			2nd Q	5.00%	7.50%	3.75%
Cost of capital vs peers(11)			3rd Q	5.00%	7.50%	1.25%
Recycle ratio vs Canadian peers(12)			3rd Q	5.00%	7.50%	1.25%
Net debt to funds flow vs peers(13)			1st Q	5.00%	7.50%	7.50%
				20.00%	30.00%	13.75%
TOTALS				100.00%	125.00%	102.75%

Notes:
(1)	Stretch target weighting will be applied if stretch target is achieved or surpassed.
(2)	Calculated using the 2P Finding, Development and Acquisition ("FD&A") costs less management's valuation of lands acquired.
(3)	Based on annual weighted average fully-diluted Common Shares outstanding.
(4)	Based on year-end fully diluted Common Shares outstanding and 2P reserves.
(5)	Average Net Debt and Funds Flow as disclosed in our Management Discussion and Analysis ("MD&A") dated March 8, 2016.
(6)	Base targets and stretch targets are adjusted to reflect commodity prices, currency and capital costs.
(7)	Simple Payout Ratio as calculated in our March 9, 2016 press release.
(8)	2016 5-year Plan in comparison to 2015 5-year Plan controlling for commodity prices and currency changes.
(9)	For peer comparisons: 1st quartile performance = 150%, 2nd = 75%, 3rd = 25%, and 4th = 0%.
(10)	Capital appreciation based on 20-day VWAP to December 31, 2015 plus dividends on a paid basis.
(11)	Calculated using the annual VWAP divided by funds flow from operations per share.
(12)	Using 2P FD&A costs and annual netback per boe (excluding the impact of commodity hedges and future development costs) vs Canadian peers in Performance Share Peer Group.
(13)	Using year end Net Debt and fourth quarter annualized funds flow.

After a full assessment of the level of corporate achievement of the Performance Share goals and the level of individual performance contributing to the attainment of those goals, and in light of the current economic environment, the Board capped the aggregate Performance Share award to the NEOs at 100% of the opportunity range, which is lower than the actual achievement level of 102.75%.
Long Term Incentive Compensation
LTIP
The LTIP incentive compensation component was implemented in 2014 in response to Shareholder feedback. We designed our LTIP to respect our compensation philosophy while, at the same time, further enhancing alignment between executive compensation and Shareholder interests.
The LTIP has many attributes typical of long-term plans seen in our industry, and addresses all the main Shareholder concerns raised during our shareholder engagement process.  Our LTIP:
•	is based (75%) on 3-year TSR performance relative to industry peers;
•	is paid in Restricted Shares with a 3-year vest period; and
•	has an award maximum derived from base compensation.
We believe our LTIP is superior to many peer long-term plans, as it:
•	pays for past performance, hence is a performance-delivered award;
•	is based (25%) on 3-year PPSG+Y, which aligns with our business strategy;

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

•	is paid in Restricted Shares, therefore requires sustained performance (3-year measurement period followed by 3-year vest period) to fully realize the underlying award value;
•	is included in full in the Executive Compensation Table (grant amount is not hypothetical based on a future outcome); and
•	has no payout if performance is in the bottom third relative to peers/target.

A key and unique feature of Crescent Point's LTIP is that the performance metrics are measured over the past 3 year period, therefore, an employee's award is based on the actual (not target) achievement of those metrics.  Hence, the LTIP award is performance-granted with delayed vesting over 3 years.  For clarity, once the Restricted Shares relating to the LTIP award are granted, there is no future change to the number of Restricted Shares granted in respect of that award; the Restricted Shares simply time-vest over the next 3 years, and the employee bears the risk of changes to the underlying Common Share price between grant and vest.  We believe that this practice of performance-granting with delayed vesting is strongly aligned with Shareholder interests, and ensures good balance between employee reward, retention and continued performance throughout the vest period.
The value of the 2015 LTIP is included in the Executive Compensation Table contained herein and reflects the actual number of Restricted Shares granted in January 2016 based on the actual metric achievement for the three years ended December 31, 2015.
LTIP Opportunity – the Payout Formula
The LTIP opportunity is the sum of the following formula for each of the 3 metrics, described below, adjusted for individual performance.  The award is calculated in dollars and converted to Restricted Shares based on the 20-day VWAP ending December 31, 2015 of $16.00.  As an example, please refer to Mr. Saxberg's 2015 LTIP calculation on page 46.
LTIP Opportunity $ =	Metric Weighting	x	Metric Achievement			x	Base Compensation
	(50%, 25%, 25%)		Achievement (0 - 100%)	x	Multiplier (0, 1.5, 2.0, 3.0)		Salary + Cliff Grant $	x	Target % (10 - 50%)

LTIP Metrics, Weighting and Achievement
The LTIP has 3 metrics weighted 50%, 25% and 25%, as follows:
Metric 1 – 50% weighting: Adjusted Equal Weight Relative TSR
This benchmarks Crescent Point's 3-year TSR relative to constituents of the S&P/TSX Equal Weight Oil & Gas Index, excluding pipeline and service companies.  The companies in this index are members of the TSX 60 and are considered to have a large market capitalization.  This metric allows us to evaluate our performance against other large market capitalization companies in our industry for which we compete for capital from those looking to invest in exploration and production companies, rather than pipeline and service companies which have a different business model and associated risk.
-	Measures shareholder return on investment over the past 3 years: share price growth + dividend yield;
-	TSR = (share price change + dividends paid) ÷ opening share price;
-	Benchmark against peers' TSR using percent rank;
-	Peer group is determined at the beginning of the 3 year period;
-	Please see "Competitive Market Analysis – Compensation and Performance Benchmarking" above for constituents of the Adjusted Equal Weight peer group for the 2015 LTIP; and
-	Share prices are calculated as the 20-day volume weighted average prices at the beginning and end of the 3 year period.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Metric 1 Achievement for 3 years ending December 31, 2015: Crescent Point's -36% TSR places it at the 50th Percentile ("P50") of the Adjusted Equal Weight peer group.
Metric 2 – 25% weighting: Adjusted Capped Energy Relative TSR
This benchmarks Crescent Point's 3-year TSR relative to constituents of the S&P/TSX Capped Energy Index excluding pipeline and service companies, as well as companies with a market capitalization of less than $2 billion.  This metric evaluates our performance against a wider group of peers in our industry.  We think it is appropriate to exclude pipeline and service companies for the reasons stated above and to exclude exploration and production companies below a $2 billion market capitalization so that we are benchmarking against peers with comparable asset bases, scope and scale of operations and business models more focused towards yield and growth.
-	Measures shareholder return on investment over the past 3 years: share price growth + dividend yield;
-	TSR = (share price change + dividends paid) ÷ opening share price;
-	Benchmark against peers' TSR using percent rank;
-	Peer group is determined at the beginning of the 3 year period;
-	Please see "Competitive Market Analysis – Compensation and Performance Benchmarking" above for constituents of the Adjusted Capped Energy peer group for the 2015 LTIP; and
-	Share prices are calculated as the 20-day volume weighted average prices at the beginning and end of the 3 year period.
Metric 2 Achievement for 3 years ending December 31, 2015:  Crescent Point's -36% TSR places at the 64th Percentile ("P64") of the Adjusted Capped Energy peer group.
Metric 3 – 25% weighting:  Production Per Share Growth + Dividend Yield
This metric is measured on an absolute basis against internally set targets (ie. not relative to peers) because we think it is important to measure and reward for adherence to our business strategy, which is designed to maximize Shareholder return through long-term growth and dividend income.  Accretive production per share growth is a foundation of adding value to the Company.  PPSG coupled with dividend yield is a sound metric for investors to consider when allocating their investment dollars.
-	PPSG+Y = (PPS change ÷ opening PPS) + (dividends paid ÷ opening share price);
-	Measures the success of Crescent Point's balanced growth + yield business model and is meant to approximate income and capital appreciation;
-	Achievement is measured against Board-approved targets;
-	Targets and payout ranges were set at the beginning of the 3 year measurement period, using our then-current 5-year plan; and
-	Production Per Share is calculated using Crescent Point's annual production and annual fully-diluted weighted average shares outstanding.
Metric 3 Achievement for 3 years ending December 31, 2015: Crescent Point's PPSG+Y of 35% places it at the 67th Percentile ("P67") for this metric.
LTIP Multiplier
The LTIP payout multiplier varies at 0, 1.5 and 3.0 for executives, depending on the level of achievement: payouts are zero/lower in times of poor/moderate performance, and higher in times of stronger performance.  If achievement levels are in the top quartile, then maximum payouts are awarded as a means to encourage consistently strong performance. The staff multiplier is set at 2.0, and the Board may consider increasing this multiplier, up to a maximum of 3.0, in times of top quartile performance.
By including both the achievement percentage and multiplier in the LTIP formula, the payouts are appropriately moderated; the maximum payout occurs only for top quartile performance:
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Achievement Level	Achievement Percentage	Multiplier		Comment
		Executives	Staff
Percentile 0 – 32	0 – 32%	0	0	No payout for bottom third performance
Percentile 33 – 50	33 – 50%	1.5	2	Payout linear to achievement
Percentile 51 – 75	51 – 75%	3	2	Payout linear to achievement
Percentile 76 – 100	100%	3	2	Max payout for top quartile performance

In summary, the 2015 LTIP award was based on the following achievements for the 3 years ending December 31, 2015:
Metric	Peer Group	Measurement Period	Metric Weighting	2015 Metric Result/Achievement	2015 Executive Multiplier
Adjusted Equal Weight TSR	Constituents of the S&P/TSX Equal Weight Oil & Gas Index excluding pipeline and service companies, as of Dec 31, 2012	Dec 31, 2012 to Dec 31, 2015	50%	P50 /50%	1.5
Adjusted Capped Energy TSR	Constituents of the S&P/TSX Capped Energy Index excluding pipeline and service companies and companies with a market capitalization of less than $2 billion, as of Dec 31, 2012	Dec 31, 2012 to Dec 31, 2015	25%	P64 / 64%	3.0
PPSG+Y	Benchmarked to Board-approved targets	Dec 31, 2012 to Dec 31, 2015	25%	35% / 67%	3.0

Base Compensation Calculation
Base compensation is defined as salary plus Cliff Grant (being the annual Base Restricted Shares), with the Cliff Grant being valued using the 20-day VWAP at the end of the applicable measurement period; for the 2015 LTIP, this price at December 31, 2015 was $16.00.  Base Compensation is then multiplied by an individual's target percentage, which is their STIP target percentage that ranges from 10 – 50%.
LTIP Grant and Vest Profile
The 2015 LTIP award was granted in January 2016, and vests over three years:  one quarter immediately and one quarter on each of January 1, 2017, 2018 and 2019.
CEO 2015 LTIP Award
Please see "2015 CEO Compensation Plan and Performance" below for further details relating to the CEO's LTIP award.
Deferred Share Unit Plan
Executives are eligible to participate in the Company's DSU Plan.  Each DSU represents a notional share of Crescent Point and, when redeemed, pays the holder the then current cash equivalent of the market price per Common Share as calculated in accordance with the DSU Plan.  See "Description of Board of Director Compensation Program" for further details.  No executives have received compensation in the form of DSUs since inception of the DSU Plan.
Benefits, Perquisites and Other Compensation
These benefits include health benefits, parking and insurance premiums.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Board Discretion
The Board retains its ability to exercise discretion over all compensation matters, which discretion can be exercised to either reduce or increase payouts. Board discretion is used judiciously to ensure executive compensation levels are transparent and consistent with the Company's compensation philosophy, market conditions, and individual and corporate performance.
Clawback (Recovery) Policy
The Company has a clawback policy (the "Clawback Policy") that is applicable to all Restricted Share and DSU grants since March 11, 2014. Pursuant to the Clawback Policy, any incentive compensation, or any other compensation, paid or payable to an employee, executive or director which is subject to recovery under any law, government regulation, order or stock exchange listing requirement, will be subject to such deductions and clawback (recovery) as may be required to be made pursuant thereto (or pursuant to any policy of the Company adopted pursuant thereto).
In addition, if the Board determines, acting reasonably, that an employee, executive or director has engaged in conduct that is sufficiently detrimental to the Company, either during or after the cessation of his or her employment with, or service to, the Company, the Board may, at its sole election, terminate any incentive compensation payable to the employee, executive or director that has not yet vested or that has not yet been paid. Under the Clawback Policy "detrimental conduct" includes, but is not limited to, participating in transactions involving the Company and its clients which were under way, contemplated or under consideration at the time of termination or departure, solicitation of clients or employees, disclosing confidential information, making inappropriate or defamatory comments about the Company or breaches of the material provisions of any of the Company's internal policies, including its Code of Business Conduct and Ethics.
Retirement Vesting Program
The Board approved a Retirement Vesting Program ("RVP") for non-executive employees in 2013, for directors in 2014 and for executives in 2015.  Eligible executives must have ten or more years of continuous service on Crescent Point's executive team and provide at least one year advance notice of retirement to ensure a smooth transition of responsibilities.
An eligible executive may request to participate in one of two levels of the RVP:
-	Level 1 of the RVP allows for the earning of incentive pay during the retirement notice period, however, no Base Restricted Shares will be granted. In exchange for agreeing to standard confidentiality, non-competition and non-solicitation restrictions for one year post-retirement, including an area of exclusivity covering the Company's core areas and areas adjacent thereto (collectively the "Agreement"), the executive's Performance Shares and LTIP will continue to vest on the normal vesting schedule upon retirement; all outstanding Base Restricted Shares will forfeit on retirement date.
-	Level 2 of the RVP allows for the earning of incentive pay during the retirement notice period as well as the granting of Base Restricted Shares. In exchange for entering into an Agreement and participating on an executive advisory committee through to the date of the last Restricted Share vest, all outstanding Restricted Shares will continue to vest on the normal vesting schedule upon retirement.
Final approval for executive eligibility and level of participation is at the sole discretion of the Board.
Pension Plans
Crescent Point does not have a pension plan for our executives or any employees.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Executive Common Share Ownership Requirements
Mr. Saxberg is required, as Chief Executive Officer, to own at least three times his salary in Common Shares which would require him to own, as at March 10, 2016, approximately 174,115 Common Shares.  Mr. Saxberg significantly exceeds this requirement and currently owns 647,798 Common Shares having a market value of $11.2 million on March 10, 2016.
Succession Planning for the CEO
One of the key roles of our Corporate Governance and Nominating Committee is to oversee the development of our CEO succession plan.  On an annual basis, the Corporate Governance and Nominating Committee considers and discusses succession planning, examines any gaps and prepares for both immediate replacement and longer term solutions.  The Committee also meets with the CEO regularly to discuss succession plans and successors for executive positions.  In addition, an executive recruiting firm is engaged as necessary to assist the Corporate Governance and Nominating Committee in understanding market conditions that impact candidate suitability and availability.
Over the last six months, the CEO led a detailed organizational structure review which included evaluating the roles and responsibilities of senior leaders across all functions of the Company to identify any successor gaps and potential efficiency opportunities.  The CEO and the Board undertook a mapping process to consider candidates for the CEO, COO and CFO positions in the event of an immediate vacancy as well as to consider potential successors in the long term.  This review resulted in a limited number of role changes and adjustments designed to promote successor and efficiency opportunities.  One demonstration of our effective succession planning is the appointment of Mr. Lamont to CFO upon Mr. Tisdale's resignation.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Common Share Performance and Trends in Executive Compensation
The following graph illustrates changes from January 1, 2011 to December 31, 2015, in cumulative Shareholder return, assuming an initial investment of $100 on January 1, 2011 in Common Shares with all cash dividends reinvested, compared to the S&P/TSX Composite Index, S&P/TSX Capped Energy Index, S&P/TSX Equal Weight Oil & Gas Index and the S&P Oil & Gas Exploration & Production Index.  The Company is presently an S&P/TSX 60 company.
Period	Jan 1/11	Dec 31/11	Dec 31/12	Dec 31/13	Dec 31/14	Dec 31/15
Crescent Point Total Return	100.00	106.48	97.44	110.22	84.52	58.87
S&P/TSX Composite Index	100.00	91.29	97.85	110.56	122.23	112.06
S&P/TSX Capped Energy Index	100.00	85.20	81.08	91.88	76.87	58.32
S&P/TSX Equal Weight Oil & Gas Index	100.00	93.40	92.13	105.36	94.05	71.31
S&P/TSX Oil & Gas Exploration & Production Index	100.00	81.97	72.74	82.78	64.47	43.77

From January 1, 2011 through to mid-2014, Crescent Point consistently tracked or outperformed the above indices; however, Crescent Point's Common Shares, like many in the oil and gas industry, have experienced a significant decline since mid-2014 concurrent with substantial declines in crude oil prices since that time.  With production weighted approximately 90% to crude oil, Crescent Point's share price reflected the decline in crude oil, notwithstanding the Company's strong hedge position.  In addition, Crescent Point completed $1.76 billion in acquisitions during 2015, adding to its long-term growth profile, but likely negatively impacting its short-term share price performance relative to the S&P/TSX Equal Weight Oil & Gas Index peer group.  As of March 10, 2016, Crescent Point Common Shares have recovered approximately 52% since the low of $11.31 in August 2015.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Shareholder Return vs. NEO Total Compensation
The following graph depicts the 5-year trend in Crescent Point's TSR versus NEO compensation.  Total compensation is valued in two ways: reported value and realized value.  The reported value is the amount disclosed in the Executive Compensation Table, in which Restricted Shares are valued using the 1-day VWAP on grant date.  The realized value has the Restricted Shares valued at the 1-day VWAP on vest date, or if the vest date is after the date of this Information Circular, at the 1-day VWAP on March 10, 2016 of $17.23.  This "look-back" presentation shows the comparison between actual pay and the intended pay at the time of granting.  For Crescent Point, the difference between these two valuation methods is purely due to the movement in Common Share price between grant date and vest date; there has been no adjustment to any awards post original grant date because all incentive awards are performance-granted.
In both valuation methods, total compensation has generally trended in line with Crescent Point's TSR, showing a significant decrease in NEO compensation over the past two years.  In addition, realized value is less than reported value in each of the five years.

Total Shareholder Return vs. NEO Total Compensation
Compensation is presented in Reported Value and Realized Value
NEO Total Compensation ($ Millions)
Total Shareholder Return
35
30
25
20
15
10
5
0
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
2011
2012
2013
2014
2015
NEO - Reported Value
NEO - Realized Value
Crescent Point Total Shareholder Return

	2011	2012	2013	2014	2015
Crescent Point Total Shareholder Return	6%	-8%	13%	-23%	-30%
Reported Value (1)
CEO	8.4	5.6	12.8	9.0	8.8
Other NEOs	18.7	11.1	17.2	13.7	7.9
Reported Value Total	27.1	16.7	30.0	22.7	16.7
Realized Value (2)
CEO	7.6	4.4	10.2	7.0	8.5
Other NEOs	17.4	8.4	13.6	8.8	7.5
Realized Value Total	25.0	12.8	23.8	15.8	16.0

Notes:
(1)	Share-based compensation (Restricted Shares) is as reported in the Executive Compensation Table (valued at 1-day VWAP on grant date).
(2)	Share-based compensation (Restricted Shares) is valued at the 1-day VWAP on vest date, or, if the vest date is after the date of this Information Circular, at the 1-day VWAP on March 10, 2016 of $17.23.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

2015 CEO Compensation Plan and Performance
In 2014, the CEO's compensation plan was significantly changed in several areas to further enhance alignment with Shareholders.  His compensation plan now has a maximum payout; while his base pay is relatively higher, it is offset with capped upside on incentive pay, and the majority of his long-term incentive pay is now based on 3-year relative TSR performance under our LTIP.  These plan changes were met with strong approval in last year's SOP vote, with 97.3% of the votes cast in favour of the revised plan.  The Compensation Committee and the Board believe the revised compensation structure provides alignment with Shareholders and represents a transparent and accountable compensation plan for 2015 and future years.
Mr. Saxberg's 2015 compensation plan structure is tabled below, showing his target, opportunity and actual 2015 awards.  Note that the Executive Compensation Table includes all base and incentive pay relating to the 2015 performance period, including the 2015 LTIP award relating to the 3 year measurement period ending December 31, 2015.
	($ Millions)
Compensation Component	Target	Opportunity	2015 Actual
Salary, Savings, Other	1.1	1.1	1.1
Base Restricted Shares	3.0	3.0	3.0
Base Compensation	4.1	4.1	4.1

STIP(1)	0.5	1.0	1.0
Performance Shares(2)	0.5	1.0	1.0
Short Term Incentive Compensation	1.0	2.0	2.0

LTIP(3)	3.1	6.0	2.7
Long Term Incentive Compensation	3.1	6.0	2.7

Total	8.2	12.1	8.8

Notes:
(1) STIP target and opportunity are based on achievement levels of 85% (no payout below 75% achievement) and 100%, respectively.
(2) Performance Share target and opportunity are based on achievement levels of 50% and 100%, respectively.
(3) LTIP target and opportunity are based on achievement levels of 51% and 100%, respectively.

A breakdown of the calculation of the CEO's 2015 LTIP award is below; refer to section "Long Term Incentive Compensation" for a detailed explanation on each component of the calculation.
Metric	Metric Weighting (50%, 25%, 25%)	x	Metric Achievement	x	Multiplier (0, 1.5, 3)	x	Base Compensation ($) (Salary + Cliff Grant $)	x	Target % (0-50%)	2015 LTIP Payout ($)
Adjusted Equal Weight TSR	50%		50%		1.5		4,000,000		50%	750,000
Adjusted Capped Energy TSR	25%		64%		3.0		4,000,000		50%	960,000
PPSG+Y	25%		67%		3.0		4,000,000		50%	1,005,000
Calculated LTIP Opportunity										2,715,000
CEO LTIP Award										2,715,000

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

The Compensation Committee and Board evaluated Mr. Saxberg's personal performance as well as the Company's operating performance during a very challenging commodity price environment in 2015.  It was concluded that as a direct result of Mr. Saxberg's leadership, sound decisions and strategic direction, Crescent Point was well positioned with a strong balance sheet and unutilized credit capacity, maintained an effective hedging and risk management program and achieved record operating performance during the year.
Crescent Point remained focused on the execution of its fundamental business strategy during 2015, including the ongoing development and enhancement of its high-quality asset base to generate positive returns across a variety of price scenarios.  Operationally, the Company advanced its long and short-term goals in each core area through step-out drilling, waterflood expansion and advancements in technology.  Crescent Point also completed two strategic acquisitions during the year to expand its portfolio, consolidate existing core areas and bolster its asset base for future growth.  The Company achieved these operational and asset milestones while maintaining financial flexibility through a strong balance sheet and by managing risk through hedging.
Throughout 2015, Crescent Point also took important steps to drive down its cost structure in response to the prevailing low oil price environment.  Relative to 2014, the Company realized average drilling and development capital cost savings of approximately 30% across its core resource plays.  These savings were achieved through a combination of service cost reductions and increased long-term operational efficiencies.  Going forward, the Company intends to balance spending and funds flow to internally fund its business while positioning Crescent Point for growth should oil prices recover, or reduce spending if prices remain low or fall further.  The Company's priority, particularly in a low commodity price environment, will continue to be protection of the balance sheet, per share production and reserves growth and long-term value creation.
Highlights of the Company's achievements during 2015 include:
✓	+2% production per share growth
✓	+2.8% 2P reserves per share growth
✓	Record average daily production of 163,631 boe/d
✓	Strong balance sheet with unutilized credit capacity of approximately $1.4 billion and no material near-term debt maturities
✓	Consistent hedging program reduced risk, managed volatility and provided support to funds flow from operations with $10.76 / boe in hedging gains
✓	Protected balance sheet through disciplined capital spending program, cost savings initiatives and dividend reduction
✓	Debt to trailing four quarters funds flow from operations of 2.2 times at year end
✓	+16% in 2P reserves to 935.7 million boe, replacing 109% of production, with F&D costs of $9.83 / boe (including changes in Future Development Capital)
✓	Continued to generate top-quartile netbacks in North America
✓	Two strategic acquisitions within existing core areas that were financially accretive and bolstered positions in existing core areas and in new and emerging resource plays
✓
Advancement of waterflood programs, achieving target conversion of 70 producing oil wells to water injection wells across the asset base, which has led to a lowering of the decline rate from 35% in 2011 to an estimated 28% in 2016, a relative reduction of 20%

✓	Third consecutive year of waterflood reserves additions, with 4.5 mmboe of 2P reserves attributable to waterflood in Viewfield and Shaunavon
✓
Continued technology advances including successful implementation of cemented liner completions with closeable sliding sleeves across Viewfield, Shaunavon and Midale plays, testing of new fluids in Saskatchewan, and elimination of fresh water usage in Shaunavon

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Over the preceding three year period, the Company also achieved strong performance on a fully-diluted per share basis, including:
✓	14.6% growth in production per share (fully diluted), representing a CAGR of 4.6%
✓	14.3% growth in reserves per share 2P (fully diluted), representing a CAGR of 4.6%
✓	Strong capital efficiencies with $18.25/boe and $22.57/boe in three year average 2P F&D costs and 2P FD&A costs, respectively (both including Future Development Capital)
As a result of a performance and benchmarking analysis and in recognition of Mr. Saxberg's leadership in successfully stewarding the organization during a very challenging year in 2015, the Compensation Committee awarded Mr. Saxberg a STIP award of $950,000 (95% of his STIP opportunity), Performance Share value of $1,000,000 (100% of his Performance Share opportunity) and LTIP value of $2.7 million (45% of his LTIP opportunity).  This resulted in total compensation to Mr. Saxberg of $8.8 million in 2015, 2% lower than 2014.
Summary of Mr. Saxberg's 2015 Base and Incentive Compensation
Compensation Component	Metric Achievement (0-100%)	Payout Opportunity ($) million	Actual Payout ($) million
Salary, Savings, Other	-	-	1.1
Cliff Grant	-	-	3.0
		Base Compensation	4.1
STIP	95%	1.0	1.0
Performance Shares	102.75%	1.0	1.0
		Short Term Incentive Compensation	2.0
LTIP	58%	6.0	2.7
		Long Term Incentive Compensation	2.7
		CEO Total Compensation	8.8

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Shareholder Return vs. CEO Total Compensation
To illustrate the alignment between Mr. Saxberg's pay and Shareholder return, the following table and related graph show that the CEO's pay (as reported in the Executive Compensation Table) over the past five years trends in line with Crescent Point's TSR.  Furthermore, the graph shows the CEO's reported value of share-based compensation compared against realized and current market values.  Under both the realized and current market value cases, his pay trends lower than the value reported in the Executive Compensation Table due to changes in the Common Share price that occurred subsequent to his Restricted Share grants.  For example, Restricted Shares that were granted to Mr. Saxberg in 2011 are worth 61% less today than the value on the grant date.  Overall, because the CEO has a track record of continuing to own the Common Shares earned through his share-based compensation, alignment between the CEO and Shareholders is apparent.
CEO Compensation	2011	2012	2013	2014	2015

Crescent Point Total Shareholder Return	6%	-8%	13%	-23%	-30%
Reported Value in Executive Compensation Table
Cash	0.7	0.7	1.0	2.1	2.1
Restricted Shares at Grant Date Value	7.7	4.9	11.8	6.9	6.7
Reported Value Total	8.4	5.6	12.8	9.0	8.8
Realized Pay – Vest Value and Current Market Value
Vest Value
Cash	0.7	0.7	1.0	2.1	2.1
Restricted Shares at Vest Value (1)	6.9	3.7	9.2	5.0	6.4
Vest Value Total	7.6	4.4	10.2	7.1	8.5
Current Market Value (2)
Cash	0.7	0.7	1.0	2.1	2.1
Restricted Shares at Current Market Value	3.0	2.1	5.2	3.6	6.6
Current Market Value Total	3.7	2.8	6.2	5.7	8.7

Common Shares owned by CEO (# millions)(3)	1.0	1.1	1.1	0.6	0.6

Notes:
(1)	For any unvested Restricted Shares as of March 10, 2016, the value is at the 1-day VWAP on that date of $17.23.
(2)	Current market value is the 1-day VWAP on March 10, 2016 of $17.23.
(3)	Represents the quantity of Common Shares owned as disclosed in each year's Information Circular; decrease in 2014 is pursuant to a divorce settlement.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

The Compensation Committee believes that Crescent Point's executive compensation program is effective, accountable, transparent and provides alignment with Shareholders while fairly rewarding and incentivizing management.  The multi-faceted components allow the flexibility to reward good performance in some areas, and at the same time, withhold rewards for under-performance in other areas.  We hope that our Shareholders continue to support this approach and we encourage you to vote FOR our SOP vote on executive compensation.

EXECUTIVE COMPENSATION TABLES
The following table provides a summary of compensation earned during the years ended December 31, 2015, 2014 and 2013 by Crescent Point's Named Executive Officers.
Executive Compensation Table
Name and Principal Position	Year	Salary ($) (1)	Share-based awards ($) (2) (3)	Option based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($) (4)	Total Compensation ($)
					Annual incentive plans ($)	Long term incentive plans
Scott Saxberg President and Chief Executive Officer	2015	1,122,378	6,714,976	-	950,000	-	-	22,941	8,810,295
	2014	1,081,885	6,919,468	-	969,000	-	-	8,676	8,979,029
	2013	508,800	11,805,666	-	463,000	-	-	7,808	12,785,274
Gregory Tisdale (5) Chief Financial Officer	2015	394,437	909,417	-	324,900	-	-	23,008	1,651,762
	2014	333,110	2,970,126	-	254,883	-	-	8,676	3,566,795
	2013	305,280	4,139,031	-	260,000	-	-	7,808	4,712,119
C. Neil Smith Chief Operating Officer	2015	380,382	1,616,346	-	313,500	-	-	23,599	2,333,827
	2014	320,128	3,135,061	-	271,272	-	-	6,542	3,733,003
	2013	289,380	4,117,592	-	260,000	-	-	5,168	4,672,140
Tamara MacDonald (6) Senior Vice President, Corporate and Business Development	2015	334,279	1,313,562	-	275,500	-	-	21,479	1,944,820
	2014	271,952	2,646,643	-	235,200	-	-	8,676	3,162,471
	2013	250,160	3,427,965	-	210,000	-	-	7,808	3,895,933
Kenneth Lamont (5) Chief Financial Officer	2015	306,812	1,368,900	-	256,030	-	-	22,573	1,954,315
	2014	244,262	2,527,355	-	235,961	-	-	8,676	3,016,254
	2013	227,900	3,277,670	-	210,000	-	-	7,808	3,723,378

Notes:
(1)	Amounts reflect salary plus 6% savings.
(2)	Amounts reflect the grant date fair value of the Restricted Shares granted to each NEO, computed in accordance with International Financial Reporting Standards 2 Share-based Payment ("IFRS 2"). Crescent Point calculates the grant date fair value as the 1-day VWAP on the date of grant or, in the case of future grant dates (which relate to grants earned in the applicable calendar year, but not granted until after the date of this Information Circular), the grant date fair value is calculated using the Black-Scholes pricing model as at the most recent quarter end. Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements. See "Fixed and Variable (Performance-based and at-risk) Compensation Components" for Restricted Share grant and vest provisions. Also in accordance with IFRS 2, the fair value of the Restricted Shares is amortized in the financial statements over the applicable service period.
(3)	The value of the 2015 Performance Shares disclosed in the Executive Compensation Table reflects the actual quantity of Performance Share Restricted Shares to be granted on April 1, 2016 based on actual achievement of the 2015 Performance Share goals, however, due to the fact that this Information Circular was published prior to the April 1, 2016 grant date, the Performance Share award is valued at $17.54 per Restricted Share, which price is determined using the Black-Scholes pricing model in accordance with International Financial Reporting Standards ("IFRS").
(4)	All other compensation includes health benefits, parking and insurance premiums.
(5)	Mr. Tisdale resigned as Chief Financial Officer effective December 31, 2015 and effective January 1, 2016 Mr. Lamont was appointed as the Company's Chief Financial Officer. During 2015, Mr. Lamont held the office of Vice President, Finance and Treasurer.
(6)	Effective January 1, 2016, Ms. MacDonald was appointed to Senior Vice President, Corporate and Business Development. Prior thereto, she held the office of Vice President, Land and Corporate Development.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Pay Mix
A significant proportion of compensation paid to our NEOs is at risk and performance-based.  Performance-based compensation awards are directly linked to meeting goals and creating Shareholder value.  Crescent Point's performance-based compensation components include STIP, Performance Shares and LTIP (prior to 2014, the Annual Performance Award).  Base Restricted Shares are considered at risk due to the deferral of realized value for three years.  The Board exercises discretion based on personal performance, corporate performance, Common Share price and Shareholder return when awarding Restricted Shares.
Pay Mix Graph
The graph below depicts the CEO and non-CEO NEOs' ("Other NEOs") 2015 pay mix, split between cash and Restricted Shares, base and incentive pay.  The percentages represent the proportion the actual award is of the total compensation opportunity.  In 2015, the CEO did not earn 28% of his compensation opportunity, amounting to $3.3 million, primarily in the form of LTIP.  Similarly, the Other NEOs did not earn 26% of their total compensation opportunity in 2015, primarily in the form of LTIP.

NEO Pay Mix
$ Millions
0
2
4
6
8
10
12
28%, Incentive Pay Not Awarded
17%, Cash
55%, Restricted Shares
26%, Incentive Pay Not Awarded
25%, Cash
49%, Restricted Shares
CEO
Other NEOs
Base
Salary
Base Restricted Shares
Incentive
STIP
Performance Shares
LTIP
Incentive Pay Not Awarded

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Incentive Plan Awards – Value Vested or Earned During the Year
The share-based awards value vested during the year reflects all base and incentive Restricted Shares that vested in 2015 and are valued at the fair market value on vest date.  The non-equity incentive plan compensation value earned in the year reflects Crescent Point's STIP component.
Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value-vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($)
Scott Saxberg President and Chief Executive Officer	-	7,449,811	950,000
Gregory Tisdale (2) Chief Financial Officer	-	2,635,152	324,900
C. Neil Smith Chief Operating Officer	-	2,754,786	313,500
Tamara MacDonald (3) Senior Vice President, Corporate and Business Development	-	2,230,495	275,500
Kenneth Lamont (2) Chief Financial Officer	-	2,191,102	256,030

Notes:
(1)	Under the RSBP, while a Restricted Share is outstanding, an amount accrues in respect of such Restricted Share equal to the aggregate amount paid by Crescent Point in dividends per Common Share during such period. The Board elected to cause the Company to pay out in cash the Dividend Amounts on all Restricted Shares concurrently with the payment of the applicable dividends on the Company's Common Shares; these amounts include all cash Dividend Amounts paid.
(2)	Mr. Tisdale resigned as Chief Financial Officer effective December 31, 2015 and effective January 1, 2016 Mr. Lamont was appointed as the Company's Chief Financial Officer. During 2015, Mr. Lamont held the office of Vice President, Finance and Treasurer.
(3)	Effective January 1, 2016, Ms. MacDonald was appointed to Senior Vice President, Corporate and Business Development. Prior thereto, she held the office of Vice President, Land and Corporate Development.

Outstanding Share-based Awards and Option-based Awards
The future estimated payouts pursuant to outstanding Restricted Shares issued under the RSBP as at December 31, 2015 for each of the NEOs is noted in the table below, and are valued at $16.53 per Common Share, calculated as the 5-day VWAP to December 31, 2015.
	Option-based awards				Share-based awards

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#) (1)	Market or payout value of share-based awards that have not vested ($) (2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Scott Saxberg President and Chief Executive Officer	-	-	-	-	278,814	4,608,795	-
Gregory Tisdale (3) Chief Financial Officer	-	-	-	-	106,905	1,767,140	-
C. Neil Smith Chief Operating Officer	-	-	-	-	136,912	2,263,155	-
Tamara MacDonald (4) Senior Vice President, Corporate and Business Development	-	-	-	-	117,034	1,934,572	-
Kenneth Lamont (3) Chief Financial Officer	-	-	-	-	107,178	1,771,652	-

Notes:
(1)	Excludes the share-based awards issued in 2016 pursuant to 2015 Performance Shares and 2015 LTIP. See "Performance Shares" and "Long Term Incentive Plan".
(2)	Calculated as the 5-day VWAP to December 31, 2015 of $16.53.
(3)	Mr. Tisdale resigned as Chief Financial Officer effective December 31, 2015 and effective January 1, 2016 Mr. Lamont was appointed as the Company's Chief Financial Officer. During 2015, Mr. Lamont held the office of Vice President, Finance and Treasurer.
(4)	Effective January 1, 2016, Ms. MacDonald was appointed to Senior Vice President, Corporate and Business Development. Prior thereto, she held the office of Vice President, Land and Corporate Development.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

EXECUTIVE EMPLOYMENT CONTRACT
The Company does not have executive employment agreements in place with any of the Named Executive Officers, other than with the CEO.
The agreement with the CEO includes change of control provisions with a "double trigger", whereby in the event of a Change of Control (as defined in the agreement and summarized below) and upon termination of employment or for Good Reason (as defined in the agreement and summarized below), the CEO shall have the right to receive a lump sum payment (less required deductions) equal to 2.0 times the aggregate of his: (i) salary (for 2015 of $1,000,000 per year), less required deductions; (ii) 15% of the salary in lieu of lost benefits; and (iii) an amount equal to the average annual cash bonus earned under the Company's STIP component received by the CEO in the three (3) financial years ended immediately prior to the termination of employment.
The agreement defines a "Change of Control" as (i) the issuance to, or acquisition by, any person, or group of persons acting jointly or in concert of (A) more than 50% of the outstanding Common Shares of Crescent Point; or (B) more than 33 1/3% of the outstanding Common Shares of Crescent Point and the election or appointment by such person or persons of their nominees as a majority of the Board; or (ii) the sale of all or substantially all of the assets of the Company. Notwithstanding the foregoing, a Change of Control shall not occur upon any amalgamation, merger, transfer or other arrangement which does not result in the CEO's termination of employment. In addition, the agreement defines "Good Reason" as, unless consented to in writing by the CEO, any action which at common law constitutes constructive dismissal of the CEO including, without limiting the generality of the foregoing: (i) material decrease in the title, position, responsibility or powers of the CEO; (ii) a requirement to relocate to another city, province, or country; (iii) any material reduction in the value of the CEO's benefits, salary, plans and programs; (iv) the Company fails to pay, when due, a material amount payable by it to the CEO pursuant to the agreement; or (v) a reallocation of a material responsibility from the CEO to the Board or a Board member.
Under the employment agreement, following termination, including due to a Change of Control, the CEO may not use for his own purposes any information about Crescent Point that is confidential, or disclose, divulge or communicate orally, in writing or otherwise, to any person or persons, any confidential information, other than when it is necessary in the course of business for the Company.
If a Change of Control and the termination of employment of the CEO had occurred as at December 31, 2015, the CEO would have been entitled to a payment of $3,028,417 pursuant to his executive employment agreement.
Under the RSBP, in the event of a "change of control" of Crescent Point (as defined in such plan), all unvested Restricted Shares shall become available for redemption by the Participant within a specified time period, and, failing such redemption, such Restricted Shares shall be deemed to have been redeemed by the Participant.
Additionally, in the event a Participant resigns, retires (subject to participation in the Retirement Vesting Program), or is terminated for any reason other than cause, any Restricted Shares granted to such Participant under the RSBP which have not vested at the applicable effective time shall terminate, and such Participant shall have a specified time period to redeem any vested Restricted Shares, and if not redeemed within such time period, shall have been deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.
The following table sets forth information with respect to the estimated dollar amount that each Named Executive Officer discussed herein would have been entitled to under the provisions of the RSBP if an event resulting in the termination of employment or a change of control had occurred on December 31, 2015.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Name	Value of Restricted Shares Redeemed or Deemed to be Redeemed Upon Change of Control ($) (1)	Value of Restricted Shares Redeemed or Deemed to be Redeemed Upon Termination of Employment for Any Reason (2)
Scott Saxberg President and Chief Executive Officer	4,608,795	Nil
Gregory Tisdale (3) Chief Financial Officer	1,767,140	Nil
C. Neil Smith Chief Operating Officer	2,263,155	Nil
Tamara MacDonald (4) Senior Vice President, Corporate and Business Development	1,934,572	Nil
Kenneth Lamont (3) Chief Financial Officer	1,771,652	Nil

Notes:
(1)	Calculated as the 5-day VWAP to December 31, 2015 of $16.53 per Common Share.
(2)	Each NEO had redeemed all of his or her vested Restricted Shares as at December 31, 2015.
(3)	Mr. Tisdale resigned as Chief Financial Officer effective December 31, 2015 and effective January 1, 2016 Mr. Lamont was appointed as the Company's Chief Financial Officer. During 2015, Mr. Lamont held the office of Vice President, Finance and Treasurer.
(4)	Effective January 1, 2016, Ms. MacDonald was appointed to Senior Vice President, Corporate and Business Development. Prior thereto, she held the office of Vice President, Land and Corporate Development.

DESCRIPTION OF DIRECTOR COMPENSATION
Compensation Philosophy
The Board is responsible for developing the director compensation philosophy and has delegated the review and administration of the directors' compensation program to the Compensation Committee.  Our compensation program is designed to attract and retain well-qualified directors with the appropriate skills and experience to meet the needs of a dynamic and growing energy company.  Our director compensation plan takes into consideration the following factors:
•	Significant growth through a strategic corporate and asset acquisition program;
•	Level of activity in both debt and equity capital markets (in both Canada and the U.S.) to source financing for acquisition and capital development programs;
•	Regular risk management oversight to assist the Company with maintaining a strong balance sheet and support the growth plus dividend model;
•	Complexities due to operations in multiple resource plays in Canada and the U.S.; and
•	Market compensation data of peer companies.
Our director compensation structure includes cash and share-based compensation (both Restricted Shares and DSUs), but is more heavily weighted to share-based compensation.
The value of the Restricted Share grants is realized upon vest/redemption, and the value of DSUs is realized when the director ceases to be on the Board.  We believe this compensation structure promotes strong director engagement in an unbiased environment, fosters board diversity by allowing directors some choice to suit their personal financial circumstances, enables ownership in the Company through the Restricted Share grants, and aligns with Shareholder interests without emphasizing short-term Common Share price performance.  Furthermore, our director compensation is not incentive-based:  directors do not participate in the STIP, Performance Shares or LTIP compensation components.
Compensation Structure
For 2015, the non-employee director compensation package consisted of an annual cash retainer, committee chair cash retainers, cash meeting attendance fees, Restricted Shares and DSUs.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Cash Compensation Structure
The cash compensation structure for non-employee directors during 2015 is outlined in the following table:
Cash Compensation Structure for Non-employee Directors
Annual Retainers and Meeting Fees
Board Retainer
Chair	$95,000
Other Board Members	$30,000
Committee Chair Retainer
Audit	$12,500
Reserves	$6,000
Environmental, Health and Safety	$6,000
Compensation	$10,000
Corporate Governance and Nominating	$6,000
Board and Committee Meeting Fees
In person	$1,500
Via telephone	$750

Cash Retainers and fees are paid on a quarterly basis. Directors are also entitled to be compensated for out-of-pocket costs, including travel and accommodation, relating to their attendance at any directors' meetings.  All compensation by way of annual retainer or meeting fee that was earned by directors for acting in such capacity for the 2015 performance period is disclosed in the Director Compensation Table.
Share-based Compensation
For the share-based compensation component of non-employee director compensation, directors can choose between Restricted Shares and DSUs, up to a maximum annual Restricted Share grant of $100,000 per non-employee director.  This amount will increase to $150,000 in 2016 if the RSBP Director Grant Amendment is approved by Shareholders at the Meeting; the change will provide directors with additional flexibility when allocating their equity awards between Restricted Shares and DSUs.  This does not represent an increase in compensation, and in fact, share‑based compensation for directors will be reduced by 15% in 2016.
All share-based compensation awarded to directors during the 2015 performance period is disclosed in the Director Compensation Table.
Deferred Share Units
Directors are eligible to participate in the Company's DSU Plan.  Each DSU represents a notional share of Crescent Point and when redeemed, pays the holder the then current cash equivalent of the market price per Common Share as calculated in accordance with the DSU Plan.
The Company has established an account for each director and all DSUs are credited to the applicable account as of the grant date.  The number of DSUs credited to an account is determined by dividing the dollar amount of the award by the 1-day weighted average trading price of the Common Shares on the TSX on the grant date.  On the last day of each fiscal quarter or as soon as possible thereafter, for any dividend paid on Common Shares during such fiscal quarter, the Company calculates the rate thereof per Common Share (the "Dividend Rate") and, within 10 business days of the applicable fiscal month end, the Company credits each applicable account with an additional number of DSUs equal to (i) the number of DSUs in the applicable account on the record date for such dividend multiplied by (ii) the Dividend Rate. All DSUs vest immediately upon being credited to a director's account.  A director is not entitled to any payment of any amount in respect of DSUs until such director ceases to be a director of the Company for any reason whatsoever. Upon ceasing to be a director of the Company, the director will be entitled to receive a lump sum cash payment, net of applicable withholding taxes, equal to the product of (i) the number of DSUs in such director's account on the date the director ceased to be a director and (ii) the 5-day VWAP immediately prior to such date. The Company will make such lump sum cash payment by the end of the calendar year following the year in which the director ceased to be a director.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Until the share ownership guidelines for non-employee directors described below under "Director Ownership Requirements" are met, directors may elect to receive a portion or all cash compensation in the form of DSUs.  Directors must elect to receive DSUs in lieu of a cash retainer prior to the year in which the retainer will be earned, unless they are elected or appointed part way through a year, in which case they must elect within 30 days of being elected or appointed to receive DSUs for that year.
Restricted Shares
Under the terms of the RSBP, any director of the Company may be granted Restricted Shares which vest over time and, upon vesting, can be redeemed by the holder for cash or Common Shares at the sole election of the Board.  The RSBP also limits the annual Restricted Share grant value to non-employee directors to $100,000 per director, which amount will increase to $150,000 in 2016 if the RSBP Director Grant Amendment is approved by Shareholders at the Meeting.
Director Retirement Vesting Program
In 2015, the Board added a Director component to the Retirement Vesting Program ("RVP") whereby the unvested Restricted Shares held by eligible directors (eligible directors being non-employee directors who have served on the Board for a continuous 5 year period, and have provided Crescent Point with at least one fiscal quarter's notice in advance of retirement) will continue to vest on normal schedule upon retirement from the Board.  For clarity, this program only applies to Restricted Shares granted after March 10, 2015 and new Restricted Shares are not granted post retirement; only Restricted Shares granted after March 10, 2015 will vest on original terms and Restricted Shares granted prior thereto which are not vested at the time of retirement will be cancelled.
This director component of the RVP mirrors the employee component of our RVP, except for the service and notice period requirements.
Crescent Point does not have a pension plan or other forms of retirement compensation for its directors.
Director Ownership Requirements
The non-employee directors are required to own at least ten times their annual Board retainer in Common Shares and DSUs. New directors have three years from their initial election to the Board to achieve the required level of ownership. Each member of the Board presently meets this requirement.
Board Committees and Membership
	Audit	Reserves	Environmental, Health & Safety	Compensation	Corporate Governance and Nominating
Rene Amirault			Chair	✓
Peter Bannister	✓	Chair
Laura A. Cillis	✓		✓	✓
D. Hugh Gillard	✓			✓	✓
Robert F. Heinemann		✓	✓	Chair	✓
Barbara Munroe					✓
Gerald A. Romanzin	Chair	✓
Gregory G. Turnbull		✓			Chair
Scott Saxberg			✓

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

DIRECTOR COMPENSATION TABLES
The following table provides a summary of compensation earned by Crescent Point's non-employee directors during 2015.
Director Compensation Table
Name(1)	Annual Retainer Fees Earned		Meeting Attendance Fees Earned		Share-based awards(2)		All other compensation ($)	Total ($)
	Board ($)	Committee Chair ($)	Board ($)	Committee Meetings ($)	DSUs ($)	Restricted Shares ($)
Rene Amirault	30,000	6,000	12,000	12,000	239,959	-	-	299,959
Peter Bannister (Chair)	95,000	6,000	13,500	12,750	189,995	99,986	2,129	419,360
Laura A. Cillis	30,000	-	14,250	14,250	139,989	99,986	2,047	300,522
D. Hugh Gillard	30,000	2,093	14,250	23,250	139,989	99,986	2,130	311,698
Robert F. Heinemann	30,000	6,511	14,250	25,500	139,989	99,986	2,130	318,366
Gerald A. Romanzin	30,000	12,500	14,250	9,750	139,989	99,986	2,130	308,605
Gregory G. Turnbull	30,000	6,000	12,750	15,000	139,989	99,986	-	303,725

Notes:
(1)	Scott Saxberg was not compensated for his role as a director.
(2)	Amounts reflect the grant date fair value of DSUs and Restricted Shares computed in accordance with IFRS 2. Crescent Point calculates the grant date fair value as the 1-day VWAP on the date of grant. Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements. Restricted Shares granted to Directors vest and are paid out in three equal tranches on the anniversary date of the date of grant each year for three years. In accordance with IFRS 2, the fair value of the Restricted Share awards is amortized in the financial statements over the applicable service period. The DSUs vest on grant date and are immediately recognized in the financial statements in accordance with IFRS 2.

Share-based Awards – Value Vested or Earned During the Year
The share-based awards value vested during the year is pursuant to vested Restricted Shares and vested DSUs.  Vested Restricted Shares are valued at the fair market value on vest date.  Dividend Amounts are paid in cash and are based on the dividends paid on the Company's Common Shares.  DSU grants vest immediately and are valued at the 1-day VWAP on date of grant.  DSU dividend equivalent amounts are earned in the form of additional DSUs each quarter and are valued using the average quarterly Common Share price.
Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)		Non-equity incentive plan compensation – Value earned during the year ($)
		Restricted Shares(1)	DSUs(2)
Rene Amirault	-	-	259,519	-
Peter Bannister (Chair)	-	59,897	246,701	-
Laura A. Cillis	-	5,794	143,706	-
D. Hugh Gillard	-	59,914	182,514	-
Robert F. Heinemann	-	20,118	151,400	-
Gerald A. Romanzin	-	59,914	182,514	-
Gregory G. Turnbull	-	41,675	188,009	-

Notes:
(1)	Under the RSBP, while a Restricted Share is outstanding, an amount accrues in respect of such Restricted Share equal to the aggregate amount paid by Crescent Point in dividends per Common Share during such period. The Board elected to cause the Company to pay out in cash the Dividend Amounts on all Restricted Shares concurrently with the payment of the applicable dividends on the Company's Common Shares. These amounts include all cash Dividend Amounts paid.
(2)	These amounts include DSU dividend equivalent amounts earned.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Outstanding Share-based Awards and Option-based Awards
The future estimated payouts pursuant to outstanding Restricted Shares and DSUs as at December 31, 2015 for each of the non-employee directors is noted in the table below, and are valued at $16.53 per Common Share, calculated as the 5-day VWAP to December 31, 2015.
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested or paid out (#)(1)		Market or payout value of share-based awards that have not vested or paid out (2) ($)
					Restricted Shares	DSUs
Rene Amirault	-	-	-	-	-	19,127	316,169
Peter Bannister (Chair)	-	-	-	-	7,628	34,832	701,864
Laura A. Cillis	-	-	-	-	8,157	7,484	258,546
D. Hugh Gillard	-	-	-	-	7,629	26,019	556,201
Robert F. Heinemann	-	-	-	-	6,733	11,159	295,755
Gerald A. Romanzin	-	-	-	-	7,628	26,019	556,185
Gregory G. Turnbull	-	-	-	-	6,087	28,643	574,087

Notes:
(1)	Includes Restricted Shares that have not vested and all DSUs due to the DSU terms of payout being when an individual ceases to be a director of Crescent Point for any reason.
(2)	Valued at the 5-day VWAP to December 31, 2015 of $16.53 per Common Share.

Director Value at Risk
The following table provides the aggregate equity holdings of our non-employee directors as well as the total accumulated value of such holdings as at March 10, 2016.  The figures listed in the "Total Value at Risk" column are calculated using the 1-day VWAP on March 10, 2016 of $17.23 per Common Share.
Name	Share-based Awards (#)			Options	Total Accumulated Value ($)(1)
	Common Shares	Restricted Shares	DSUs
Rene Amirault	12,270	-	19,128	-	540,988
Peter Bannister (Chair)	563,751	7,628	34,832	-	10,445,016
Laura A. Cillis	8,247	7,168	7,484	-	394,550
D. Hugh Gillard	42,447	7,629	26,019	-	1,311,117
Robert F. Heinemann	7,464	6,733	11,159	-	436,884
Barbara Munroe	-	-	-	-	-
Gerald A. Romanzin	8,431	7,628	26,019	-	725,004
Gregory G. Turnbull	102,164	6,087	28,643	-	2,358,684

Note:
(1) Valued at the 1-day VWAP on March 10, 2016 of $17.23 per Common Share.

Directors' and Officers' Liability Insurance
Crescent Point has a corporate liability insurance policy for our directors and officers through a syndicate of insurers led by Chubb Insurance Company of Canada.  This insurance is for $200,000,000 per occurrence and provides coverage from June 1, 2015 to June 1, 2016; the policy premium for this period is $1,113,099.  We plan to renew this policy on or before June 1, 2016.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

COMMON SHARES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (1,2)
Equity compensation plans approved by Shareholders	3,960,363	Nil	9,381,465
Equity compensation plans not approved by Shareholders	N/A	N/A	N/A
Total	3,960,363	Nil	9,381,465

Notes:
(1)	This information is as at December 31, 2015, therefore, it excludes the share-based awards issued in 2016 pursuant to 2015 Performance Shares and 2015 LTIP. See "Performance Shares" and "Long Term Incentive Plan".
(2)	Assumes that Crescent Point elects to satisfy the payment of the Payout Amount in respect of all such Restricted Shares through the issuance of Common Shares. See "Restricted Share Bonus Plan".

RESTRICTED SHARE BONUS PLAN
Under the terms of the RSBP, any employee, director, officer, or consultant of Crescent Point or a subsidiary of Crescent Point who, in each case, in the opinion of the Board, holds an appropriate position with Crescent Point or a subsidiary of Crescent Point to warrant participation in the RSBP (collectively, the "Participants") may be granted Restricted Shares which vest over time and, upon vesting, can be redeemed by the holder for cash or Common Shares at the sole election of the Board. The RSBP is administered by the Board. The Company is authorized to issue up to a maximum of 22,000,000 Common Shares (being approximately 4.3% of the Company's issued and outstanding Common Shares as of March 28, 2016) pursuant to the redemption of Restricted Shares granted under the RSBP. As of March 28, 2016, 8,502,133 Common Shares (or approximately 1.7% of the Company's then issued and outstanding Common Shares) remained available for issuance under the RSBP.
The purpose of the RSBP is to provide base and incentive compensation to Participants, which is calculated based on a grant of Restricted Shares and the appreciation in value of the Restricted Shares (including Dividend Amounts (as defined below) payable in respect thereof) from the date of the grant to the date of redemption by the Participant. In this way, Participants are rewarded for their efforts in the year in which the Restricted Shares are granted and are also provided with additional incentive for their continued efforts in promoting the growth and success of the business of Crescent Point.  Please see "Base Restricted Shares", "Performance Shares" and "Long Term Incentive Plan" for descriptions of how the RSBP is applied as part of Crescent Point's fixed and variable components of compensation.
The Board determines the vest schedule for each grant of Restricted Shares with a maximum vest of three years. Upon redemption, Crescent Point is required to pay to the Participant the fair market value of the redeemed Restricted Shares, based on the weighted average of the prices at which the Common Shares traded on the TSX for the five trading days immediately preceding the redemption date, plus any accrued but unpaid Dividend Amounts (as defined below), net of required withholding taxes, in respect of such Restricted Shares (the "Payout Amount"). The Payout Amount may be satisfied by Crescent Point making a cash payment, purchasing Common Shares in the market and delivering such Common Shares to the Participant, or by issuing Common Shares from treasury. In addition, commencing from and after the grant date until the earlier of the redemption date or the date on which such Restricted Shares terminate in accordance with the terms of the RSBP, each Participant shall be entitled to receive, in respect of each Restricted Share held by such Participant, an amount equal to the per Common Share amount of any dividend paid by Crescent Point to the holders of Common Shares.  The Board has discretion to pay the Dividend Amounts on unvested Restricted Shares throughout the vest period; this feature is an integral component of our compensation plan where we target below-market fixed cash compensation (target salaries at the 25th percentile), thus allowing a component of monthly cash pay to align with Shareholder pay (dividends).

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Restricted Shares granted under the RSBP are non-assignable and non-transferable by a Participant, other than certain rights that pass to a Participant's beneficiary or estate upon death or incompetency, and expire on December 31 of the third year following the year in which the original grant is made.  The RSBP provides that no Common Shares may be issued to, or purchased on behalf of, a Participant under the RSBP if such issuance, together with issuance under any other share compensation arrangements, could result, at any time, in: (i) the number of Common Shares reserved for issuance pursuant to issuances or purchases under the RSBP in respect of redeemed Restricted Shares granted to insiders exceeding 10% of the aggregate issued and outstanding Common Shares; (ii) the issuance to insiders, of Common Shares exceeding within a one year period, 10% of the aggregate issued and outstanding Common Shares; or (iii) the issuance to any one insider, or such insider's associates exceeding, within a one year period, of Common Shares exceeding 5% of the aggregate issued and outstanding Common Shares. In addition, no Restricted Shares shall be granted to any one Participant if the total number of Common Shares issuable or purchased on behalf of such Participant, together with any Common Shares reserved for issuance to such Participant under Restricted Shares, options to purchase Common Shares for services or any other share compensation arrangement of Crescent Point would exceed 5% of the aggregate issued and outstanding Common Shares.  In addition to the foregoing limitations: (i) the number of Common Shares that may be issued to non-employee Directors pursuant (together with those Common Shares which may be issued pursuant to any other share compensation arrangement of Crescent Point) after July 2, 2009 shall not exceed 0.25% of the total number of issued and outstanding Common Shares from time to time on a non-diluted basis; and (ii) the value of any grants of Restricted Shares, together with the value of all other rights granted under any share compensation arrangement of Crescent Point shall not exceed $100,000 per year per non-employee Director (which annual maximum value will be increased to $150,000 if the RSBP Director Grant Amendment is approved at the Meeting).
In the event of a "change of control" of Crescent Point, as defined in the RSBP, the vesting provisions attaching to the Restricted Shares shall be accelerated and all unexercised Restricted Shares shall become available for redemption by the Participant as follows: (a) in the event of any change of control other than by way of a take-over bid, such Restricted Shares shall be available for redemption for a period of 30 days from the effective date of the change of control or until the expiry date for such Restricted Shares, if earlier (the "Exercise Period") and, failing such redemption, such Restricted Shares shall be deemed to have been redeemed and the Board shall be deemed to have received a redemption notice in respect of such Restricted Shares immediately prior to the close of business on the last day of the Exercise Period; and (b) in the event of a change of control arising as a result of a take-over bid, such Restricted Shares shall be available for redemption for a period commencing immediately following the completion of the take-over bid and ending on the earlier of the tenth day following the completion of the take-over bid or the expiry date for such Restricted Shares (the "Take-over Exercise Period") and, failing such redemption, such Restricted Shares shall be deemed to have been redeemed and the Board shall be deemed to have received a redemption notice in respect of such Restricted Shares immediately prior to the close of business on the last day of the Take-over Exercise Period.
In the event a Participant's employment with Crescent Point or its subsidiaries is terminated or is alleged to have been terminated for cause, as defined in the RSBP, any Restricted Shares granted to such Participant which have not vested at such time shall immediately terminate.
Unless the directors' resolution passed at the time of grant provides otherwise, and subject to the application of the Company's Retirement Vesting Program, in the event: (i) a Participant resigns, retires or is terminated for any reason other than for cause; (ii) a Participant ceases to be a consultant, as defined in the RSBP; or (iii) ceases to be a director of Crescent Point, and, in each circumstance, where such Participant no longer continues to qualify as a Participant under the RSBP, any Restricted Shares granted to such Participant thereunder which have not vested at the applicable effective time shall terminate and such Participant shall have 90 days from the effective time, or the expiry date for any vested Restricted Shares, if earlier, to redeem any such vested Restricted Shares and, if not redeemed within such time period, such vested Restricted Shares shall be deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

During the first 120 days of a Participant's leave, as defined in the RSBP, Restricted Shares continue to vest; on the 121st day of the Participant's leave, any unvested Restricted Shares terminate. Any vested Restricted Shares remain available for redemption for a period of one year following the 121st day of leave or until the expiry date, if earlier. Failing such redemption, such vested Restricted Shares shall be deemed to be redeemed. Upon return to work following leave, the Participant on leave will be eligible to receive grants of Restricted Shares upon the first January 1st, April 1st, July 1st or October 1st following his or her return from leave.
Upon the death of a Participant, his or her unvested Restricted Shares shall terminate and vested Restricted Shares as at the date of death shall remain available for redemption by the executor, administrator or personal representative of such Participant for a period of one year from the date of death or until the expiry date in respect of such vested Restricted Shares, if earlier, and, failing such redemption, such vested Restricted Shares shall be deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.
Under the RSBP, the Board may amend, suspend or terminate the RSBP without Shareholder approval, provided that no such amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or the consent or deemed consent of a Participant where such amendment, suspension or termination materially prejudices the rights of the Participant.
The Board may not, however, without the approval of the Shareholders, make amendments to the RSBP: (a) to increase the maximum number of Common Shares that may be issued by Crescent Point from treasury pursuant to Restricted Shares granted under the RSBP; (b) to extend the Expiry Date of Restricted Shares for the benefit of an insider; or (с) to amend the amendment provisions under the RSBP, increase the maximum number of Common Shares that may be issue to non-employee directors under the Company's share compensation arrangements above 0.25% of the Company's issued and outstanding shares, or increase the maximum value of equity award grants to individual non-employee directors above $100,000 per year which annual maximum value will increase to $150,000 if the RSBP Director Grant Amendment is approved at the Meeting.
The Board may, at any time and from time to time, without the approval of the Shareholders, amend any term of any outstanding Restricted Share (including, without limitation, the vesting and expiry of the Restricted Share), provided that: (a) any required approval of any regulatory authority or stock exchange is obtained; (b) if the amendments would reduce the Fair Market Value or extend the Expiry Date of Restricted Shares previously granted to insiders, approval of the Shareholders must be obtained; (с) the Board would have had the authority to initially grant the Restricted Share under the terms so amended; and (d) the consent or deemed consent of the Participant is obtained if the amendment would materially prejudice the rights of the Participant under the Restricted Share.
If the authorized number of Common Shares as presently constituted is changed by subdivision, consolidation, reorganization, amalgamation, arrangement, merger, reclassification or other like transaction (excluding the payment of dividends), the maximum aggregate number of Common Shares which may be issued from treasury by Crescent Point under the RSBP and the class of Common Shares which may be issued by Crescent Point or purchased pursuant thereto shall, in any case in which an adjustment in the opinion of the Board  would be proper, be adjusted so as to appropriately reflect such change.
In addition to the amendments to the RSBP for which Shareholder approval is being sought at the Meeting, the Board has also recently made housekeeping amendments to the RSBP which do not require Shareholder approval.  These amendments corrected minor date errors in the leave provisions of the RSBP.
Should changes be required to the RSBP by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the RSBP or Crescent Point now is or hereafter becomes subject, such changes shall be made as are necessary to conform with such requirements and, if such changes are approved by the Board, the RSBP shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.
The terms of Restricted Shares that were or are in the future granted subject to the terms of the RVP are effectively amended as necessary to allow the provision of the RVP to be given effect.  Please see "Retirement Vesting Program" for more detail on the RVP's applicable to executives and "Director Retirement Vesting Program" for more detail on the RVP applicable to Directors.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Non-executive employees over 55 who have been employed continuously by Crescent Point for a minimum of 7 years (increasing to 10 years by 2021) and who provide at least one year's prior notice of their retirement may participate in the RVP.  Under the RVP, participating non-executive employees will be allowed to have Performance Shares granted to them only for the portion of the calendar year prior to giving their retirement notice.  Any Restricted Shares outstanding at the time of retirement and granted after the adoption of the RVP will continue to vest in accordance with their original terms of grant.
A copy of the present form of the RSBP is accessible on the SEDAR website at www.sedar.com (filed on March 22, 2016 under the filing category Documents Affecting Rights of Securityholders).
DEFERRED SHARE UNIT PLAN
In 2011, the Company established the DSU Plan to enhance its ability to attract and retain key personnel (namely, selected officers, employees and non-employee directors) and reward significant performance achievements. On March 10, 2015, the Board amended the DSU Plan to include provisions that govern U.S. citizens and residents in conformity with Section 409A of the U.S. Internal Revenue Code.  This amendment was made to explicitly disclose certain tax consequences associated with participation in the DSU Plan by eligible U.S. citizens and U.S. residents.
Under the terms of the DSU Plan, selected officers, employees and directors, who, in the opinion of the Board, warrant participation in the DSU Plan (the "DSU Participants"), may be granted DSUs. As at the date hereof, only non-employee directors have been granted DSUs.
Participants that are directors must elect to receive DSUs prior to the year in which the director remuneration will be earned, unless they are elected or appointed part way through a year, in which case they must elect within 30 days of being elected or appointed to receive DSUs for that year.  DSU Participants that are officers or employees must elect to receive DSUs in lieu of all or a portion of their annual bonus entitlement or profit share for the year within 30 days after being notified by the Company of such individual's bonus entitlement or profit share for such year.
The Company establishes an account for each DSU Participant and all DSUs are credited to the applicable account as of the award date.  The number of DSUs to be credited to an account is determined by dividing the dollar amount elected by the DSU Participant by the five day weighted average closing price of the Common Shares on the TSX immediately prior to the award date.  On the last day of each fiscal quarter of the Company or as soon as possible thereafter, the Company determines whether any dividend has been paid on Common Shares during such fiscal quarter and, if so, the rate thereof per Common Share (the "Dividend Rate") and, within 10 business days of the applicable fiscal month end, the Company credits each applicable account with an additional number of DSUs equal to (i) the number of DSUs in the applicable account on the record date for such dividend multiplied by (ii) the Dividend Rate.  All Units vest immediately upon being credited to a DSU Participant's account.
A DSU Participant is not entitled to any payment of any amount in respect of DSUs until such DSU Participant ceases to be an employee or director of the Company, as the case may be, for any reason whatsoever.  Upon the DSU Participant ceasing to be an employee or director of the Company, the DSU Participant is entitled to receive a lump sum cash payment, net of applicable withholding taxes, equal to the product of (i) the number of DSUs in such DSU Participant's account on the date the DSU Participant ceased to be an employee or director and (ii) the five day weighted average closing price of the Common Shares on the TSX immediately prior to such date.  The Company will make such lump sum cash payment by the end of the calendar year following the year in which the DSU Participant ceased to be an employee or director (or, in the case of a U.S. director, on or before December 31st of the calendar year in which the director ceases to be an employee or director, or, if later, on or before the 15th day of the third month following the date of such cessation, provided the director shall not be permitted to influence the year of payment).

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of Crescent Point. The Board is committed to sound corporate governance practices, which are both in the interest of the Shareholders and contribute to effective and efficient decision making.
National Policy 58-201 – Corporate Governance Practices ("NP 58-201") establishes corporate governance guidelines which apply to all public companies. The Board has reviewed its own corporate governance practices in light of these guidelines. National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") mandates disclosure of corporate governance practices in form 58-101F1, which disclosure is set out in Appendix A hereto.
Mandate of the Board
The Board is generally responsible for managing the business and affairs of Crescent Point. The primary responsibility of the Board is to promote the best interests of Crescent Point and the Shareholders.  This responsibility includes: (i) approving annual capital expenditure budgets and general and administrative expense budgets and reviewing fundamental operating, financial and other corporate plans, strategies and objectives; (ii) outlining key operating parameters including debt levels and ratios; (iii) evaluating the performance of Crescent Point and executives; (iv) determining, evaluating and fixing the compensation of Executive Officers; (v) adopting policies of corporate governance and conduct; (vi) considering risk management matters; (vii) reviewing the process of providing appropriate financial and operational information to Shareholders and the public; and (viii) evaluating the overall effectiveness of the Board.  The Board explicitly acknowledges its responsibility for the stewardship of Crescent Point. The Board reviews with management matters of strategic planning, business risk identification, succession planning, communications policy and integrity of internal control and management information systems.  The Board fulfils its responsibilities through regular meetings.  It meets a minimum of four times per year. In addition, the Board meets at such other times as may be required if it is not possible to deal with Crescent Point's business at a regularly scheduled quarterly meeting.
Directors are expected to be prepared for and attend all Board and respective committee meetings.  If their absence is unavoidable, the absent director is expected to get a briefing from the Chair, the CEO, or the Corporate Secretary.
The Board and each of its committees holds in-camera sessions at every meeting; in-camera sessions are not attended by Mr. Saxberg or any other member of management other than the Vice President, General Counsel and Corporate Secretary who attends in-camera sessions solely in the role of Secretary for the meeting.
Composition of the Board
NI 58-101 and NP 58-201 emphasize the importance of the constitution and independence of corporate boards. An "independent" director, under these instruments and policies, is a director who has no direct or indirect material relationship with Crescent Point. For these purposes, a material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment. Notwithstanding the foregoing, certain individuals are deemed by the applicable legislation to be considered to have a material relationship with Crescent Point. The Board has concluded that eight of Crescent Point's nine existing directors are independent directors as provided in the table below:
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Director	Independent	Not Independent	Reason for Non Independent Status
Rene Amirault (1)	✓
Peter Bannister	✓
Laura A. Cillis	✓
D. Hugh Gillard	✓
Robert F. Heinemann	✓
Barbara Munroe	✓
Gerald A. Romanzin	✓
Scott Saxberg		✓	President and Chief Executive Officer of Crescent Point
Gregory G. Turnbull(2)	✓

Notes:
(1)	The Board has also considered the circumstances of Mr. Amirault, an officer and director of an oilfield services company that provides services to the Company, and has determined that he meets the independence requirements of NI 58-101, other than for purposes of membership on the Audit Committee.
(2)	The Board has considered the circumstances of Mr. Turnbull, a partner in а law firm that provides legal services to the Company, and has determined that he meets the independence requirements of NI 58-101, other than for purposes of membership on the Audit Committee.

Term Limits and Retirement Policy
The Board has considered and not yet imposed term limits, other than as set forth below. The Board commenced a "board refresh" exercise in 2014, adding three new board members during the year.  The Board engaged the services of an executive search firm in 2015 and this process has resulted in the appointment of Ms.  Barbara Munroe in March 2016.  Mr. Turnbull has indicated that he will not be standing for re-election in 2017, Mr. Gillard has indicated that he does not anticipate standing for re-election in 2018, and Mr. Romanzin has indicated that he will not be standing for re-election in 2019.  Given these plans, the Board intends to find suitable candidates to replace these retiring directors.  The Board targets maintaining a balance between directors with a history and knowledge of the Company and those with new ideas and different experiences.
The Board has adopted a retirement policy according to which a director must resign at the annual meeting following the director's 75th birthday, unless the Board determines otherwise. Crescent Point feels that this policy maintains continuity of leadership while simultaneously ensuring board renewal.
Board Diversity
In October 2015, the Corporate Governance Committee retained Corporate Diversity Consultants Limited ("CDC"), an independent diversity consultant, to provide gender diversity advisory services.
CDC and the Board discussed the merits of board diversity, gender diversity best practices and reviewed Crescent Point's existing corporate governance materials relating to diversity.  The Board and CDC also reviewed gender diversity within the organization and discussed how to canvass employees to better understand our employees' perceptions in this area with a focus on the development of our internal pipeline of diverse talent.
Policy Regarding the Representation of Women on the Board
The Board recognizes the beneficial impact of diversity on decision-making and overall board performance and has, as a reflection of that recognition, adopted a written Board Diversity policy (the "Diversity Policy").  The Diversity Policy outlines the Board's commitment to an identification and nomination process that will identify qualified female candidates.  The Diversity Policy also includes a target of at least 20% of the independent members of the Board be women.
The Diversity Policy provides that the Company will consider candidates on merit using objective criteria with due regard to the benefits of diversity and the needs of the Board when identifying suitable candidates for appointment to the Board.  In accordance with the requirements of the Diversity Policy, the Corporate Governance and Nominating Committee will be required to include diverse candidates in its list of potential candidates for positions on the Board.  The following factors are considered in assessing diversity: skills, knowledge, regional and industry experience, education, gender, age, independence, ethnicity and other differentiating factors relevant to Board effectiveness.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Progress and Effectiveness of the Policy Regarding Representation of Women on the Board
The Corporate Governance and Nominating Committee is responsible for reviewing the Diversity Policy and assessing its effectiveness annually in promoting a diverse board, as well as reporting the results of its review and assessment to the Board.
The Corporate Governance and Nominating Committee is also responsible for monitoring compliance with the Diversity Policy.  The Committee measures the diversity on the Board on an annual basis and reports to the Board with respect to the Company's annual and cumulative progress in achieving the objectives of the Diversity Policy. To measure the effectiveness of this policy, the Committee reviews the following to ensure that women candidates are being fairly considered relative to other candidates:
•	the number of women considered or brought forward for both Board and executive officer positions; and
•	the skills, knowledge, experience and character of any such female candidates.
Considering the Representation of Women in the Director Identification and Selection Process
In an effort to promote the specific objective of increasing the representation of women on the Board, the Diversity Policy requires the Committee to include diverse candidates in its search for a new director.
Progress Towards Board Targets
In adopting the Diversity Policy, the Board has increased representation of women on the Board a priority for future member appointments. The Board's target is to have at least 20% of the independent members of the Board be women by December 31, 2016.  On March 8, 2016, Ms. Munroe was appointed to the Board which resulted in 25% of our independent Directors being female, therefore, exceeding the Board's established target.
Considering the Representation of Women in Executive Positions
The Board and the Company are committed to ensuring a diverse and inclusive culture across the organization, including at the executive level, by promoting equality of opportunity.  The Company has recently internally promoted two women to the executive team (though not executive officers).  The Board will encourage and support the Company in its efforts, including seeking external independent advisory services as appropriate, to foster a collaborative and innovative workforce.  In terms of gender diversity, the Board considers the Canadian corporate office a definitively diverse workforce as it is currently approximately 61% women.
Nominating Directors
The Corporate Governance and Nominating Committee is responsible for assessing each director's competencies and skills and reviewing the ideal qualities and skills for an effective Board.
The Board, management and Shareholders identify qualified candidates from time to time, and in addition, the Company has used an outside executive recruiting firm to assist with the identification and assessment of candidates.  The Corporate Governance and Nominating Committee assesses candidates against criteria approved by the Board and the qualities and skills of the current Board and approaches the strongest candidates to determine their level of interest.  In addition, the Corporate Governance and Nominating Committee considers the number of women currently on the Board when identifying new candidates.  See "Board Skills Matrix and Continuing Education" contained herein.
The Corporate Governance and Nominating Committee then recommends the most qualified people to the Board for consideration. The most appropriate candidates are presented to the Shareholders as the nominated directors to be elected at the annual meeting.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

A Shareholder can nominate a candidate by submitting the person's name, background, qualifications, and experience to our Corporate Secretary. Crescent Point's by-laws require that a Shareholder give us advance notice of and details about any proposal to nominate directors for election to the Board when nominations are not made by requesting a meeting or by making a Shareholder proposal through the procedures set out in the Business Corporations Act (Alberta). If the nomination is to be presented at an annual meeting of Shareholders, the notice must be given 30 to 65 days in advance of the meeting. If the annual meeting is to be held 50 days after we announce the meeting date, the notice must be given within 10 days of the announcement. If the nomination is to be presented at a special meeting of Shareholders (that is not also an annual meeting) in which one of the items of business is the election of directors, then the notice must be given within 15 days of the meeting announcement. All nominations received will be forwarded to the Corporate Governance and Nominating Committee chair, who will present them to the Corporate Governance and Nominating Committee for consideration.
Board Committees
The Board has established the following committees of the Board:  Audit, Compensation, Reserves, Environmental, Health and Safety and Corporate Governance and Nominating. Terms of reference for each committee, which delineate the mandate of the committee, the composition of the committee, the frequency of committee meetings and other relevant matters, have been approved and adopted by the Board. The Board has also adopted a formal position description for committee chairs.
During each regularly scheduled committee meeting, the members of the committee hold an in-camera session without management.
Audit Committee
The Audit Committee is composed of four directors, Messrs. Romanzin (Chair), Bannister, Gillard and Ms. Cillis, all of whom are "independent" and "financially literate" as required by National Instrument 52-110 – Audit Committee. The Audit Committee has developed an official mandate that has been approved by the Board, a copy of which is provided in the Company's Annual Information Form available at www.sedar.com.
The U.S. Securities and Exchange Commission (the "SEC") requires that each member of a company's audit committee be independent.  All of the members of the Audit Committee are "independent", as that term is defined by the SEC.  The SEC further requires a company, like Crescent Point, that files reports under the U.S. Exchange Act, as amended, to disclose annually whether its Board has determined that there is at least one "audit committee financial expert" on its audit committee, and if so, the name of the audit committee financial expert.  Two Audit Committee members, Mr. Romanzin and Ms. Cillis, have each been determined by the Board to be an "audit committee financial expert" as that term is defined by the SEC.
The mandate of the Audit Committee is to assist the Board in its oversight of the integrity of the financial and related information of Crescent Point and its subsidiaries and related entities, including the financial statements, internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements. In doing so, the Audit Committee oversees the audit efforts of Crescent Point's external auditors and, in that regard, is empowered to take such actions as it may deem necessary to satisfy itself that Crescent Point's external auditors are independent of Crescent Point. It is the objective of the Audit Committee to have direct, open and frank communications throughout the year with management, other committee chairs, the external auditors, and other key committee advisors or staff members, as applicable.
While the Audit Committee has the responsibilities and powers set forth above, it is not the duty of the Audit Committee to plan or conduct audits or to determine whether the financial statements of Crescent Point are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the external auditors, on whom the members of the Audit Committee are entitled to rely upon in good faith. For additional information on the Audit Committee including the relevant education and experience of the Audit Committee members, please refer to Crescent Point's Annual Information Form, which is available at www.sedar.com.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Compensation Committee
The Compensation Committee is currently composed of four directors, Messrs. Heinemann (Chair), Amirault, Gillard and Ms. Cillis, all of whom are independent directors. The Compensation Committee is responsible for assisting the Board in determining the compensation strategies for Crescent Point, recommending the forms and amounts of compensation for directors, officers and other employees and assessing the performance of officers in fulfilling their responsibilities and meeting corporate objectives. The Compensation Committee is also responsible for assessing the performance of the CEO and reviewing and assisting with management succession planning and professional development for officers of Crescent Point. The Compensation Committee holds meetings as warranted with respect to officer appointments or other compensation related matters.
Relevant Education and Experience of Compensation Committee Members
The following is a summary of the skills or experience of each member of the Compensation Committee that are relevant to the performance of his responsibilities as a member of the Compensation Committee, including any education or experience that enable each member of the Committee to make decisions on the suitability of the Company's compensation policies and practices that are consistent with a reasonable assessment of the Company's risk profile.
Name of Compensation Committee Member	Relevant Education and Experience
Robert F. Heinemann
Has held various senior executive positions, including Chief Executive Officer, in the industry for over thirty years and been responsible for overall compensation policy and implementation. In addition, he serves on the Compensation Committees of QEP Resources Inc. and Great Western Oil and Gas, LLC.

Rene Amirault
Has held various senior executive positions, including Chief Executive Officer of Secure Energy Services, in the industry for over thirty years and been responsible for overall compensation policy and implementation.

Laura A. Cillis
Has previously held senior executive positions dealing with compensation matters.  In 2014, she completed the Directors Education Program offered by the Institute of Corporate Directors which addressed a number of compensation issues.  During 2015, she attended a webinar and a seminar on matters related to compensation committees.  She currently sits on the Governance and Human Resources Committee of Solium Capital Inc.

D. Hugh Gillard
Has held various senior executive positions, including Chief Executive Officer and Board Chair, in the industry for over forty years and been responsible for overall compensation policy and implementation.  Has attended an independent compensation trends seminar in two of the last three years.  Also, as past chair of the Company's Compensation Committee, he has worked directly and extensively with the outside independent compensation advisors.

Reserves Committee
The Reserves Committee is currently composed of four directors, Messrs. Bannister (Chair), Heinemann, Romanzin and Turnbull, all of whom are independent directors. The Reserves Committee has the responsibility of meeting with the independent engineering firms commissioned to conduct the reserves evaluation on Crescent Point's oil and natural gas assets and to discuss the results of such evaluation with each of the independent engineers and management. Specifically, the Reserves Committee's responsibilities include, but are not limited to: (i) reviewing management's recommendations for the appointment of independent engineers; (ii) reviewing the independent engineering reports and considering the principal assumptions upon which such reports are based; (iii) appraising the expertise of the independent engineering firms retained to evaluate Crescent Point's reserves; (iv) reviewing the scope and methodology of the independent engineers' evaluations and reviewing any problems experienced by the independent engineers in preparing the reserve evaluation (including any restrictions imposed by management or significant issues on which there was a disagreement with management); and (v) reviewing reserve additions and revisions which occur from one report to the next. The Reserves Committee meets at least twice annually or otherwise as circumstances warrant.
Environmental, Health and Safety Committee
The Environmental, Health and Safety Committee is currently composed of four directors, Messrs. Amirault (Chair), Heinemann, Saxberg and Ms. Cillis, three of whom are independent directors. The Environmental, Health and Safety Committee has the responsibility of regularly reviewing Crescent Point's environmental policies, environmental activities and reporting its findings to the Board.  Specifically, the Environmental, Health and Safety Committee's responsibilities include, but are not limited to: (i) reviewing the appropriateness of and updating Crescent Point's environmental policies, management systems and programs annually and reporting to the Board thereon with appropriate recommendations; (ii) ensuring that Crescent Point has the necessary tools to measure its environmental performance and compliance with applicable regulatory standards; (iii) reviewing the environmental performance and whenever relevant, any non-compliance situation and recommending the required corrective measures; (iv) ensuring that environmental risk management procedures and emergency response measures are in place; (v) periodically updating and distributing within Crescent Point and reviewing the appropriateness of these risk management procedures and emergency response measures and making appropriate recommendations; (vi) immediately communicating to the Board any incident giving rise to significant environmental risks and otherwise analyzing all relevant environmental matters brought to its attention.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee is currently composed of four directors, Messrs. Turnbull (Chair), Gillard, Heinemann and Ms. Munroe, all of whom are independent directors. The Corporate Governance and Nominating Committee has the responsibility of reviewing corporate governance and nomination issues and making recommendations to the Board, as appropriate. Specifically, the Corporate Governance and Nominating Committee's responsibilities include, but are not limited to: (i) reviewing and assessing Crescent Point's governance practices and the performance of Crescent Point's corporate governance systems and recommending changes to the Board for consideration; (ii) recommending suitable candidates for nomination for election as directors; (iii) reviewing the recommendations of management, if any, with respect to committee membership and making recommendations to the Board of members for each committee, including the appointment of chairs to the committees; (iv) reviewing on a periodic basis the mandate of the Board, the mandates of the committees of the Board and any position descriptions and making recommendations with respect to such mandates, as appropriate; (v) reviewing Crescent Point's articles and bylaws and recommending any changes to the Board for consideration; (vi) overseeing the evaluation of, assessing and considering the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual members on a periodic basis; (vii) reviewing and recommending to the Board for approval the corporate governance disclosure statements required by applicable securities legislation in respect of Crescent Point; and (viii) reviewing and making recommendations with respect to the orientation and education program for new Board and committee members and overseeing the continued development of existing members of the Board. The Corporate Governance and Nominating Committee meets at least once annually or otherwise as circumstances warrant.
The Corporate Governance and Nominating Committee undertakes a formal Board evaluation and an evaluation of each individual director on an annual basis.  This process is currently handled through the use of a specific questionnaire and an interview process, handled by either the chair of the Corporate Governance and Nominating Committee, the chair of the Board or an independent consultant, of each director and certain members of management.  A summary of the results is prepared and reviewed by the Corporate Governance and Nominating Committee and a feedback discussion is held between the chair of the committee and the chair of the Board.  Individual discussions are then held with each director.  The Board has and continues to be engaged with external consultants to improve Board effectiveness in its oversight of the Company's internal controls, strategy, risk management and communication. Certain Board processes have been revised in response to the input received as a result of these evaluations.
The Corporate Governance and Nominating Committee is also responsible for succession planning for the CEO and other senior officers of Crescent Point.  The Corporate Governance and Nominating Committee met in 2015 to discuss succession planning for the CEO and other senior officers of Crescent Point.  Over the past six months, the CEO led a detailed organizational structure review which included evaluating the roles and responsibilities of senior leaders across all functions in the Company to identify successor gaps and potential efficiency opportunities.  The CEO and Board undertook a mapping process to identify potential successors to the CEO, COO and CFO positions in the short and long term.
The Corporate Governance and Nominating Committee is also responsible for ongoing consideration of the appropriate size, skill set and composition of the Board. In fulfilling this responsibility in 2015, the Committee conducted an in-depth review of the Board's existing strengths, potential areas for improvement given the Company's present operations and succession plans for retiring directors.  As a result of such review, the Committee concluded that the Board could benefit from the addition of a new Board member with the proper skill set, including legal and corporate governance expertise, knowledge of strategic planning and operational expertise.  The Committee then identified, considered and interviewed a number of potential candidates and made recommendations to the Board, ultimately resulting in the appointment of Ms. Munroe to the Board in 2016. The Committee is continuing to look to identify suitable additional candidates, from time to time, to propose to the Board for appointment or election.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

At each regularly scheduled Board meeting, the Board meets with multiple levels of management, who provide information on specific areas of the business, providing the Board with ongoing input on operations and exposure to management below the Executive Officer level.
Compensation Risk Management
The Board has considered the implications and has ultimate oversight of the risks associated with Crescent Point's compensation policies and practices, and carefully reviews the risks associated with Crescent Point's compensation structure. Crescent Point uses the following practices to identify and mitigate compensation policies and practices that could encourage an individual to take inappropriate or excessive risks: annual review of compensation philosophy and components and the engagement of outside consultants. There are no identified risks arising from Crescent Point's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.
Director and Executive Officer Hedging Prohibition Policy
The Company has adopted a policy whereby executives and directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Executive Officer or director.
Other Activities of the Board
The Board holds regularly scheduled meetings at least quarterly to perform its responsibilities. The Board and its committees have access to senior management on a regular basis as Mr. Saxberg is a director and attends all meetings of the Board and other executives are invited to attend directors' meetings from time to time to provide necessary information to facilitate decision making activities.
The Board, in part, performs its mandated responsibilities through the activities of its five committees: the Audit Committee, the Compensation Committee, the Reserves Committee, the Environmental, Health and Safety Committee and the Corporate Governance and Nominating Committee.
Shareholder Engagement
Crescent Point maintains an active program to provide open and accessible communications on a regular basis with individual Shareholders, institutional investors and financial analysts through our Investor Relations department, and to the media and employees through our Communications department. Our Investor Relations team provides a quarterly report to the Board which includes market analysis, performance relative to peers and indices, analyst estimates and recommendations, Shareholder ownership, summary of recent Investor Relations activities and other relevant outreach efforts.
In 2015, Crescent Point's executive and Investor Relations team were particularly active engaging with our Shareholders in light of the significant downturn in energy markets and Shareholders' interest in better understanding the Company's position and outlook.  Throughout the year, a cumulative total of 78 days were spent marketing by more than ten members of our executive team, which included meeting with existing and potential Shareholders, analysts and investment professionals, or participating in industry conferences.  We also conducted in-person meetings at various brokerage firms across the country and held multiple open conference calls to engage directly with investment advisors over a total of 19 days throughout 2015.  Further, Crescent Point's CEO and executive team hosted four earnings conference calls that were open to the public to discuss the Company's financial and operational results.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

In advance of each annual proxy season, Crescent Point has implemented a proactive outreach practice to contact the corporate governance or proxy voting group (or similar) within our largest 25 Shareholders.  This outreach facilitates regular and open dialogue on governance matters between the Company and our Shareholders, and provides valuable insight into new issues, trends or changes within the corporate governance, voting or regulatory framework.
Our website, www.crescentpointenergy.com, features webcasts of the quarterly investor conference calls and presentations made by our executive to the investment community, as well as annual and quarterly financial statements and Management's Discussion and Analysis, Annual Information Forms, Board mandates and committee charters as well as other relevant investor information.  Shareholders can access voting results of all Shareholder votes at the Company's website www.crescentpointenergy.com or at www.sedar.com.
Paper copies of all documents may be obtained by Shareholders by contacting our Investor Relations department at 1-855-767-6923, investor@crescentpointenergy.com or Suite 2000, 585 - 8th Avenue S.W., Calgary, Alberta T2P 1G1.
Indebtedness of Directors, Executives and Others
There is not, and has not been at any time since the formation of Crescent Point, any indebtedness outstanding to Crescent Point from any director, officer, employee or former executive officer of Crescent Point or any of its subsidiaries or any associate thereof or from Crescent Point.
Interest of Informed Persons in Material Transactions
None of Crescent Point's directors or Executives, nor any person who beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the Common Shares, nor any known associate or affiliate of these persons had any material interest, direct or indirect in any transaction during 2015 which has materially affected Crescent Point, or in any proposed transaction which has materially affected or would materially affect Crescent Point or any of its subsidiaries.
Related Party Transactions
During the year ended December 31, 2015, Crescent Point recorded $8.0 million (December 31, 2014 - $4.8 million) of expenditures in the normal course of business to an oilfield services company of which an officer is a director of the Company.
Crescent Point also recorded $1.2 million during the year ended December 31, 2015 (December 31, 2014 - $0.2 million) of legal fees to a law firm of which a partner is a director of the Company.  The increase in legal fees in 2015 versus 2014 largely relate to litigation expenses incurred in respect of a lawsuit inherited from a corporation Crescent Point acquired in 2015.
Other Matters
Crescent Point knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.
AUDITOR OF THE COMPANY
PricewaterhouseCoopers LLP has served as the auditor of Crescent Point and / or the Trust since its formation in September 2003.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

NON-GAAP FINANCIAL MEASURES AND OTHER INFORMATION
Throughout this Information Circular, the Company uses the terms "funds flow from operations", "funds flow from operations per share", "funds flow from operations per share – diluted", "net debt", "debt to funds flow ratio", "netback", "market capitalization" and "payout ratio". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. Additional information can be found in the Company's Management's Discussion and Analysis for the year ended December 31, 2015.
Funds flow from operations ("Funds Flow") is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures.  Funds Flow per share and Funds Flow per share - diluted are calculated as Funds Flow divided by the number of weighted average basic and diluted shares outstanding, respectively.  Management utilizes Funds Flow as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments.  Funds Flow as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
Crescent Point manages and monitors its capital structure and short-term financing requirements using a non-GAAP measure, the ratio of net debt to Funds Flow.  Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and longterm investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of U.S. dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.  This metric is used to measure the Company's overall debt position and measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.
Payout ratio is calculated on a percentage basis as dividends paid or declared (including the value of dividends issued pursuant to the Company's dividend reinvestment plan and share dividend plan) divided by Funds Flow.  Payout ratio is used by management to monitor the dividend policy and the amount of Funds Flow retained by the Company for capital reinvestment.
Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Drilling inventory is calculated in years as the Company's 2015 year-end inventory divided by the number of wells in its 2016 drilling program.  Drilling inventory is used by management to assess the amount of available drilling opportunities. Drilling inventory does not have a standardized meaning and as such may not be reliable, and should not be used to make comparisons.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Forward-Looking Statements and Reserves Data
Certain statements contained in this Information Circular constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the U.S. Exchange Act and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements").  The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.
In particular, this Information Circular contains forward-looking statements pertaining, among other things, to the following: the expected time it will take to grant an additional 9,500,000 Restricted Shares; the expected impact of the Proposed Amendment (as defined herein) on compensation flexibility); how the Company's asset base and inventory positions it for growth; the ability to identify and pursue locations; the potential for future reserves, production and funds flow growth; the Company's plans to balance spending and funds flow to internally fund its business while positioning the Company for the future; and the Company's priority to protect its balance sheet, especially in a low price environment, and to achieve per share production and reserve growth and long term value creation.
Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future.  Actual reserve values may be greater than or less than the estimates provided herein.
F&D cost, including changes in Future Development Capital, have been presented in this Information Circular because they produce a useful measure of capital efficiency.  F&D costs, including land, facility and seismic expenditures and excluding changes in Future Development Capital have also been presented herein because they provide a useful measure of capital efficiency.
FD&A is calculated by dividing the identified capital expenditures including acquisition costs by the applicable reserve additions.  FD&A can include or exclude changes of future development costs.  In addition to being a component of the recycle ratio, FD&A is also a measure of capital efficiency.
Recycle ratio is a calculated as operating netback divided by F&D or FD&A costs.  Management uses recycle ratio for its own performance measurements and to provide shareholders with measures to compare the Company's performance over time.
All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made.  Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon.  By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2015 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2015, under the headings "Risk Factors" and "Forward-Looking Information" and other factors, many of which are outside the control of Crescent Point.  The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2015, under the headings "Marketing and Prices", "Dividends", "Capital Expenditures", "Decommissioning Liability", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Changes in Accounting Policies", "Risk Factors" and "Outlook".  The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities.  Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.  All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.
This Information Circular contains oil and gas metrics.  Some of these oil and gas metrics do not have a standardized meaning and should not be used to make comparisons.  Readers are cautioned as to the reliability of the Oil & Gas Metrics.
For the years ended December 31, 2015 and 2014 the Company filed its reserves information under National Instrument 51-101 - Standards of Disclosure of Oil and Gas Activities ("NI 51-101"), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
All reserves data shown in the graphs on pages ii and vi were extracted from annual reserve reports prepared by independent reserves evaluators in compliance with NI 51-101.  Summaries of those reserve reports are contained in the Company's Annual Information Forms filed on SEDAR.
There are numerous significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51-101.  For example, the SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires disclosure of the Company's gross reserves, before royalties, using forecast pricing and costs.  Therefore the difference between the reported numbers under the two disclosure standards can be material.
Definitions
Original Oil in Place ("OOIP") is equivalent to Discovered Petroleum Initially-In-Place ("DPIIP") as at December 31, 2015.  DPIIP, as defined in the Canadian Oil and Gas Evaluations Handbook ("COGEH"), is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production.  The recoverable portion of DPIIP includes production, reserves and contingent resources; the remainder is unrecoverable.
OOIP/DPIIP estimates and recovery rates are as at December 31, 2015 and are based on current accepted technology and prepared by Crescent Point's qualified reservoir engineers.
All per-share metrics quoted herein are per-share fully diluted.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

APPENDIX A
Statement of Corporate Governance Practices
The Board and management of Crescent Point believe in the importance of good corporate governance and its effectiveness in promoting enhanced Shareholder value. Management has the responsibility for the day to day management of the business of Crescent Point.
The Board has ultimate oversight for adoption of Crescent Point's strategic planning process and receives regular updates on Crescent Point's strategic plans.
The Board is responsible for understanding the principal risks associated with Crescent Point's business and it is the responsibility of Management to ensure that the Board and its committees are kept well informed of these changing risks. The Audit Committee reviews and reports to the Board on financial risks inherent in the business and related risk management programs affecting Crescent Point.
Crescent Point has adopted policies to ensure the good governance of Crescent Point. Directors and officers of Crescent Point are subject to a code of conduct, and an insider trading policy. In addition, Crescent Point has adopted a disclosure policy requiring the timely dissemination of all material information. Communications with the Shareholders are undertaken through a variety of means, including the publication of its annual report, quarterly reports, annual information form, news releases, and its website. Crescent Point's website, www.crescentpointenergy.com, contains annual and quarterly reports, news releases, dividend information and other information considered helpful to investors.
With respect to the United States, Crescent Point is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of the New York Stock Exchange ("NYSE"), in each case, as applicable to foreign private issuers like Crescent Point. Most of the NYSE corporate governance standards are not mandatory for Crescent Point as a foreign private issuer, but Crescent Point is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. issuers listed on NYSE under NYSE corporate governance standards. These significant differences are disclosed on our website at www.crescentpointenergy.com.  Except as disclosed on our website, we are in compliance with the NYSE corporate governance standards in all significant respects.
As a publicly listed company on the Toronto Stock Exchange, Crescent Point is subject to a variety of corporate governance guidelines and requirements which have been enacted by Canadian Securities Administrators. Crescent Point's corporate governance compliance is as follows:
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

FORM 58-101F1
CORPORATE GOVERNANCE DISCLOSURE
Guidelines	Does Crescent Point Comply?	Description of Approach
1. Board of Directors
(a) Disclose the identity of directors who are independent.	Yes
• The Board has affirmatively determined that Messrs. Amirault (except as noted below), Bannister, Gillard, Heinemann, Turnbull (except as noted below) and Romanzin and Mss. Cillis and Munroe have no direct or indirect material relationship with Crescent Point which could reasonably be expected to interfere with the exercise of independent judgment and are independent in accordance with Canadian Securities Administrators National Instrument 58-101. The Corporate Governance and Nominating Committee and the Board participate in the determination of director independence. The determination is based on information concerning the personal, business and other relationships and dealings between the directors and Crescent Point, its affiliates and the external auditors, collected through biographical material and reports furnished or completed by the directors.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination
• Mr. Saxberg is not independent. Mr. Saxberg is President and Chief Executive Officer of Crescent Point. The Board has considered the circumstances of Mr. Turnbull, a partner in а law firm that provides legal services to the Company, and has determined that he meets the independence requirements of NI 58-101, other than for purposes of membership on the Audit Committee. His law firm received legal fees of approximately $1.2 million from the Company in 2015; these fees largely relate to litigation expenses incurred in respect of a lawsuit inherited from a corporation Crescent Point acquired in 2015. The Board has also considered the circumstances of Mr. Amirault, an officer and director of an oilfield services company that provides services to the Company, and has determined that he meets the independence requirements of NI 58-101, other than for purposes of membership on the Audit Committee. This oilfield services company received fees of approximately $8.0 million from the Company in 2015.

(c) Disclose whether or not a majority of directors are independent.		• A majority of the directors are independent, as the Board has eight directors who have been determined to be independent and one director who is related to Crescent Point.
(d) Disclose the names of directors who are directors of any other reporting issuer and the name of the reporting issuer.
• Mr. Amirault is a director of Secure Energy Services Inc.
• Mr. Bannister is a director of Cequence Energy Ltd.
• Ms. Cillis is a director of Solium Capital Inc.
• Mr. Heinemann is a director of QEP Resources, Inc.
• Mr. Romanzin is director of Trimac Transportation Ltd., Petrowest Corporation and Athabasca Minerals Inc.
• Mr. Turnbull is a director of Storm Resources Ltd., Marquee Energy Ltd., and Oyster Oil and Gas Ltd.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

• The non-employee directors hold in-camera meetings during each regularly scheduled Board and Board committee meeting and during every other Board and Board Committee meeting where Mr. Saxberg or any other member of management (other than the Vice President, General Counsel and Corporate Secretary who attends in-camera sessions solely in the role of secretary to the meeting) are present.

(f) Disclose whether or not the Chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

• The Chair of the Board, Mr. Peter Bannister, is an independent director. His role and responsibilities are to chair all the Board and Shareholder meetings, ensure that the Board reviews and approves the corporate strategy as developed by Management, ensure that the Board receives regular updates on all issues of importance to Crescent Point, work closely with each Committee chair to ensure that each of the Committee's functions are carried out, communicate with the CEO to provide feedback and coaching as required and to work collectively and individually with members of the Board to ensure optimum performance of the Board.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	• Each director's attendance at Board and committee meetings over the course of the most recently completed financial year are as follows:
Name (1)	Board	Audit	Comp	Reserves	EH&S	Corp Gov	Special
Mr. Amirault	11/12	N/A	6/6	N/A	4/4	N/A	N/A
Mr. Bannister	12/12	4/4	N/A	2/2	N/A	N/A	3/3
Ms. Cillis	12/12	4/4	4/4	N/A	2/2	N/A	N/A
Mr. Gillard	12/12	4/4	6/6	N/A	N/A	7/7	N/A
Mr. Heinemann	12/12	N/A	6/6	2/2	4/4	7/7	3/3
Mr. Romanzin	12/12	4/4	2/2	1/1	N/A	N/A	N/A
Mr. Saxberg	12/12	N/A	N/A	N/A	3/4	N/A	N/A
Mr. Turnbull	12/12	N/A	N/A	2/2	N/A	7/7	3/3

Note: (1) Ms. Munroe joined the Board after December 31, 2015.
. Board Mandate
(a) Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its roles and responsibilities.	Yes
• The Board has adopted a written mandate, a summary of which is provided herein under the heading "Mandate of the Board". In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith while taking into account the best interests of Crescent Point and its subsidiaries, with the overall objective of enhancing Shareholder value.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
3. Position Descriptions
(a) Disclose whether or not the board has developed written position descriptions for the Chair and the Chair of each board committee.	Yes
• The Board has developed a written position description for its Chair and a written position description for the chair of the various committees. The chairs of the committees are elected by the members of the Board or the applicable committee, as the case may be, with a clear understanding of the relevant terms of reference. Major decisions involving Crescent Point including acquisitions, dispositions, granting of Restricted Shares and approval of reports are brought to the Board for approval. In addition, the Board communicates both formally and informally with the CEO on a regular basis regarding the performance of Crescent Point.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.		A written position description has been formally developed for the CEO.
4. Orientation and Continuing Education
(a) Briefly describe what measures the Board of Directors takes to orient new Board members regarding	Yes
• Although Crescent Point does not currently have a formal education program for new directors, a formal orientation is provided to new directors upon the individual being invited to join the Board, and consists of an orientation binder along with meetings with Board members, management and human resources personnel. See "Matters to be Acted upon at the Meeting - Election of Directors of Crescent Point - Board Skills Matrix and Continuing Education"

(i) the role of the Board, its directors and the committees of the Board; and
(ii) the nature and operation of the Company's business
(b) Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Yes
• Each director is responsible for keeping informed on the Company and developments in the industry. Executives and/or other members of Crescent Point's leadership team assist by providing updates on technical advancements, new resource plays, regulatory changes and economic developments facing our business. The President and Chief Executive Officer, other executives and/or other members of the leadership team also regularly communicate with members of the Board on developments in the business, progress towards achieving established goals and other topics relevant to the Company's business. These presentations, meetings and discussions serve to increase the Board's knowledge of the Company and its business, and assist the Board in the execution of its duties.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach

•  Crescent Point also promotes continuing education of our directors by our corporate membership in the ICD, an organization which fosters excellence in directors to strengthen the governance and performance of Canadian businesses. See "Director Nominations - Board Skills Matrix and Continuing Education - Continuing Education" for a table outlining the continuing education activities engaged in by our Board members during 2015.

• In addition, during 2015 Mr. Saxberg visited several Crescent Point operating sites and presented at the following conferences: TD London Securities Energy Conference; FirstEnergy East Coast Energy Conference; 2015 CAPP Scotiabank Investment Symposium; Barclays CEO Energy-Power Conference; FirstEnergy Symposium (1x1 Conference); Peters & Co Energy Conference; and NYU Stern Executive Education.

5. Code of Business Conduct and Ethics
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes
• Crescent Point has adopted a Code of Business Conduct and Ethics for the directors and officers, a copy of which is available on Crescent Point's website at www.crescentpointenergy.com.
• The Board relies on the integrity of directors, officers and employees to comply with the Code of Business Conduct and Ethics and the directors will take action where any breach of the code is brought to their attention.

(i) disclose how a person or company may obtain a copy of the code;
• The Board has not granted any waiver of the Code of Business Conduct and Ethics and no material change reports have been filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(ii) disclose how the board monitors compliance with its code;
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

• When considering transactions and agreements in respect of which a director or Executive Officer has a material interest, such transactions are approved by those members of the Board who are independent from the matter at issue. Where necessary, an independent committee of the Board is formally constituted to consider such transactions.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
6. Nomination of Directors
(a) Describe the process by which the board identifies new candidates for board nomination	Yes
• The Corporate Governance and Nominating Committee has been established to, among other things, recommend nominees for nomination to the Board. The process includes identifying the current and future skills and experience required for optimal Board effectiveness, considering the anticipated timing of future Director retirements from the Board. The Committee also engages the assistance of an executive search firm to ensure the most qualified candidates are identified. Potential candidates are interviewed by all members of the Committee, and recommended nominees are also interviewed by all members of the Board.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.		• The Corporate Governance and Nominating Committee is composed of four directors, each of whom is independent.
(c) If the board has a nominating committee, describe its responsibilities, powers and operation.
• The Corporate Governance and Nominating Committee reviews corporate governance and nomination issues and makes recommendations to the Board, as appropriate. In particular, the Committee is responsible for identifying individuals qualified to become Board members, ensuring compliance with our Board Diversity policy as well as the monitoring and reporting to the Board thereof, recommending to the Board proposed nominees for election and developing and recommending to the Board applicable corporate governance principles.

7. Compensation
(a) Describe the processes by which the Board determines the compensation for the Company's directors and officers.	Yes
• The Compensation Committee has engaged external experts in 2010, 2011, 2013 and 2014 to review and survey the compensation provided to directors and officers of similar sized entities and to make recommendations to the Compensation Committee regarding director and officer compensation. The Compensation Committee makes annual recommendations to the Board regarding director and officer compensation. The Committee does not believe that it is possible to remunerate directors for all of the risks and responsibilities assumed.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.		• The Compensation Committee is composed of four directors, each of whom is independent.
(c) Describe the responsibilities, powers and operation of the compensation committee.		• The Compensation Committee reviews annually employment and remuneration policies and recommendations.
(d) If a compensation consultant or advisor has, at any time since the beginning of the Company's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant and briefly summarize the mandate for which they have been retained. If the consultant or advisory has been retained to perform other work for the Company, state that fact and briefly describe the nature of the work.

• During 2015, Crescent Point paid $16,607 to Mercer (Canada) Limited for Mercer Total Compensation Survey data.
• Crescent Point did not engage the services of an executive compensation consultant during 2015.

8. Other Board Committees
(a) If the Board has other standing committees, other than audit, compensation and nominating committees, identify the committees and describe their function.	Yes
• Crescent Point has a Reserves Committee and an Environmental, Health and Safety Committee. Each of these Committees is responsible to review and advise the Board on implementation of corporate strategy in the noted areas:
Reserves Committee:
Ensures the integrity of the process surrounding the preparation of independent engineering reserve evaluations.
Environmental, Health and Safety Committee:
Review of Crescent Point's environmental activities and policies and reporting its findings to the Board.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
9. Regular Board Assessments
(a) Describe the manner in which the Board of Directors regularly assesses its own effectiveness and performance, the effectiveness and performance of each of the committees of the Board, and the effectiveness and performance of each Board member.
Yes
• The Board has adopted a formal written and personal interview process for assessing the effectiveness of the Board, the Board committees and individual directors. For 2015, each member of the Board completed a detailed Board review and will meet with the Chair to discuss their views on the effectiveness and performance of the Board as a whole, the committees of the Board and the contribution of individual Board members. Certain senior executives of the Company are also interviewed as part of this process. The Corporate Governance and Nominating Committee oversees this evaluation, assesses the effectiveness and performance of the Board as a whole, the committees of the Board and the contribution of individual Board members, and considers ways to enhance these matters on an annual basis.

10. Director Term Limits
(a) Disclose whether or not the Company has adopted term limits for the directors. Describe director term limits or other mechanisms of Board renewal.	Yes
• The Board has considered and not yet imposed term limits, other than as set forth below. The Board engaged in a "board refresh" exercise in 2014, adding three new board members during the year. Mr. Ken Cugnet, a former member of the Board, also passed away suddenly during 2014. The Board needs to maintain a balance between directors with a history and knowledge of the Company and those with new ideas and different experiences. The Board expects to stagger, over the next few years, the retirement of certain directors who have served on the Board for a number of years. Mr. Turnbull presently intends to not stand for re-election in 2017, Mr. Gillard in 2018 and Mr. Romanzin in 2019. The Board has also adopted a retirement policy according to which a director must resign at the annual meeting following the director's 75th birthday, unless the Board determines otherwise. Crescent Point feels that the foregoing approach maintains continuity of leadership while simultaneously ensuring board renewal.

11. Policies Regarding the Representation of Women on the Board
(a) Disclose whether the Company has adopted a written policy relating to the identification and nomination of women directors. If the Company has not adopted such a policy, disclose why not.	Yes
• Crescent Point has adopted a written policy (the "Diversity Policy") relating to the identification and nomination of directors, including women directors. The number of women directors on the Board is a factor that the Corporate Governance and Nominating Committee considers when selecting new nominees for the Board. The Diversity Policy governs the selection of Board nominees and requires the Board to consider diversity factors in the appointment of all new directors, and the Committee may use the services of an outside executive search firm to assist with the candidate search. The Diversity Policy contains a target of having at least 20% of the independent members of the Board be women by the end of 2016. With the addition of Ms. Munroe to the Board in 2016, this target has been achieved.

(b) If the Company has adopted a policy referred to in (a), disclose:	Yes	• Please see “Board Diversity” section included in this Information Circular for details.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
(i) a short summary of its objectives and key provisions,
(ii) the measures taken to ensure that the policy has been effectively implemented,
(iii) annual and cumulative progress by the Company in achieving the objectives of the policy, and
(iv) whether and, if so, how the Board or its nominating committee measures the effectiveness of the policy.
• To measure the effectiveness of this policy, the Corporate Governance and Nominating Committee, among other things:

• reviews the number of women considered or brought forward for both Board and executive officer positions;
• takes into account the skills, knowledge, experience and character of any such women candidates; and
• ensures that women candidates are being fairly considered relative to other candidates.

• On an annual basis, the Committee measures the diversity on the Board and reports to the Board with respect to the Company's annual and cumulative progress in achieving the objectives of the Policy.

12. Consideration of the Representation of Women in the Director Identification and Selection Process
(a) Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the Company does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the Company's reasons for not doing so.
Yes
· When considering director nominations for election and re-election, the Diversity Policy requires the Corporate Governance and Nominating Committee to consider the level of board diversity. The Board includes the gender of a potential candidate as one component in the overall list of factors it considers when selecting candidates and has adopted a Diversity Policy. Please see “Board Diversity” section included in this Information Circular for details.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
13. Consideration Given to the Representation of Women in Executive Officer Appointments
(a) Disclose whether and, if so, how the Company considers the level of representation of women in executive officer positions when making executive officer appointments. If the Company does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the Company's reasons for not doing so.
Yes
• When considering executive officer appointments, the Diversity Policy requires the Corporate Governance and Nominating Committee to consider the number of women currently employed in senior executive positions. The Chief Executive Officer, when considering the appointment of senior executives, also considers the number of women currently in senior executive positions. As in the director selection process, the gender of a potential candidate is one component in the overall list of factors that the Corporate Governance and Nominating Committee and the Chief Executive Officer consider when selecting candidates.

14. Issuer's Targets regarding the Representation of Women on the Board and in Executive Officer Positions
(a) For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the Company of women on the Company's Board or in executive officer positions of the Company by a specific date.
Yes
(b) Disclose whether the Company has adopted a target regarding women on the Company's Board. If the Company has not adopted a target, disclose why it has not done so.		• The Board has adopted a target to have 20% of our independent directors be female by December 31, 2016.
(c) Disclose whether the Company has adopted a target regarding women in executive officer positions of the Company. If the Company has not adopted a target, disclose why it has not done so.		• The Board has not adopted a fixed target of women in Executive Officer positions as the Board feels this could unduly restrict Crescent Point's ability to select the most capable candidates.

Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
(d) If the Company has adopted a target referred to in either (b) or (c), disclose:
(i) the target, and		• The Board has adopted a target to have 20% of our independent directors be female by December 31, 2016 and with the appointment of Ms. Munroe, this target has been met.
(ii) the annual and cumulative progress of the Company in achieving the target.
15. Number of Women on the Board and in Executive Officer Positions
(a) Disclose the number and proportion (in percentage terms) of directors on the Company's Board who are women.	Yes	• The Board consists of nine directors, of those two are women. The proportion of women on the Board is 22%, and the proportion of women of our independent directors is 25%.
(b) Disclose the number and proportion (in percentage terms) of executive officers of the Company, including all major subsidiaries of the Company, who are women.		• There are nine executive officers of Crescent Point, of those one is a woman. Therefore the proportion of executive officers who are women is 11%.
Crescent Point Energy Corp. | 2016 | Information Circular – Proxy Statement